
11005390

Central Garden & Pet Company

2010 ANNUAL REPORT



Central Garden & Pet Company

is a leading innovator, marketer and producer of quality branded products for consumer and professional use in the lawn and garden and pet supplies markets.

AMDRO • BREEDER'S CHOICE • PENNINGTON • LILLY MILLER



FARNAM • TFH/NYLABONE • FOUR PAWS • OCEANIC • KAYTEE

For years, we have successfully helped consumers beautify their outdoor living spaces and promote healthy interaction with their pets. The foundation of our success is our dedication to Innovation, Quality and Service. Our strategy is to continue to Strengthen and Build our branded products portfolio for consumers; to be both Effective and Efficient for our retail partners; and to deliver Superior Returns for our shareholders.

TO OUR FELLOW SHAREHOLDERS



William E. Brown
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER



At Central Garden & Pet, we know that the home is the heart of activity. Our focus is to provide consumers with high-quality, innovative products that improve the quality and beauty of outdoor living, and create fun and healthy interaction between pets and their owners.

Fiscal 2010 marked the completion of several milestones in the advancement of our business. We made significant progress by executing a complete recapitalization of the Company and continuing to focus on working capital and gross margin improvements and strict expense control.

FINANCIAL RECAPITALIZATION

Key to our future success is ensuring that our balance sheet has the capacity to support growth by enabling us to invest directly in our businesses and execute strategic acquisitions. After working over the last two years to stabilize our core operations, we were able to take the necessary steps this year to strengthen our balance sheet through a complete recapitalization of our debt. In March, we closed a new eight-year $400 million Senior Subordinated Notes Facility and in June, we closed a new five-year, $275 million Senior Secured Revolving Credit Facility. Our revolver remains undrawn and will be a primary source of capital to finance our organic and acquisition-related growth initiatives.

As a result, we have locked into historically attractive interest rates, eliminated refinancing risk, and extended our debt maturity profile. We also were able to negotiate flexible covenant packages for our new debt that gives us the ability to invest in the business and repurchase our stock.

Gardening is one of the most popular leisure activities in the United States.



Sevin
Over'n Out!
Fire Ant Killer Granu
CORRY'S
SLUG&SNAIL
DEATH
AMDRO
PENNINGTON
1 STEP COMPLETE
PENNINGTON
Smart Seed
Sevin
Lawn Insect Granules
Daconil



The Garden Group at Central is focused on developing innovative, easy to use, highly efficacious products. We are a leading provider of grass seed, wild bird feed, insect, weed and other garden control products and decorative outdoor pottery.



INDUSTRY OUTLOOK

Despite tremendous economic uncertainty, consumers continued to spend willingly on premium care products for their gardens and pets in fiscal 2010. We fully expect this trend to continue, and to benefit us since our products continue to maintain their position as the number one or number two brand in many categories. That said, we have seen softness in some of the more discretionary categories of our product portfolio and expect that trend to continue as well. Looking forward, we expect the two industries in which we compete—pet and lawn & garden—to be growth markets for many years to come.

OUR PRODUCTS AND OPERATIONS

Our commitment to innovation remains a cornerstone of our growth strategy. Our internal goal remains that 15% of our branded product sales should come from products launched within the last two years. Over the past several years, we have not met this goal. We believe that we are now back on track to meet this goal with an exciting selection of new products in both the Garden and the Pet segments.

In our Garden business, the year-over-year decline in sales was due primarily to lower wild bird feed and grass seed sales. The decline in bird feed sales was due primarily to a reduction in unit volume and reflected lower consumer purchases for our products and the entire category.







U.S. pet ownership is at its highest level, with 71 million households, or 62%, owning a pet.


NutriDent
FortiDiet
PRO HEALTH
Magic Coat
Healthy Living
natural
Filet Mignon Fusion!



The Pet Group is a leading provider of aquariums and related supplies, products for birds and small animals, dog and cat food, supplies and treats, equine supplies, and insect controls and other animal and health products.

The decline in grass seed sales was largely due to price reductions as a result of lower raw material costs, which we passed on to retailers.

The increase in Pet segment sales was due primarily to greater sales in our dog and cat category. We also saw sales increases in other Pet categories including Aquatics, which had struggled for several years. We remain highly confident in our positioning and branded product portfolio as pet ownership levels reach record highs.

In the coming year, we expect that you will see new products that make a difference for consumers in each of our major categories. We are also actively looking to grow the business through accretive, strategic acquisitions that complement our internal growth opportunities.

FINANCIAL SUMMARY

Our focus on conserving cash along with our margin improvements helped offset the softness in sales on the Garden side. Earnings per share for fiscal 2010, adjusted for the impairment of an intangible asset, were $0.82 compared to $0.94 in fiscal 2009. Gross margin was 33.8%, an increase of 110 basis points year-over-year. As a result of our complete debt recapitalization, we were able to extend our debt maturities well into the future by issuing $400 million of eight-year Senior Subordinated Notes along with a new $275 million five-year Senior Secured Revolving

Approximately one third of U.S. households feed wild birds.


KAYTEE
Northeast
Western
PENNINGTON
Ultra







We are a leading marketer and producer of wild bird feed, bird feeders, bird houses and other birding accessories in the United States primarily under the brand names of Pennington and Kaytee.



Credit Facility. We ended the year with a leverage ratio of 2.6 times compared to 2.9 times a year ago, as well as a cash, equivalents, and short-term investments balance of $107 million.

FINAL THOUGHTS

Central has spent significant time and effort assessing every aspect of its operations in order to maximize the performance of each business. These efforts have resulted in substantial progress to date and we still have more opportunities for improvement ahead of us.

As we look ahead to fiscal 2011, we will focus on profitable growth and increasing sales across the entire portfolio. I can assure you that we are tackling this initiative with the same energy that we applied to our recent financial initiatives. While we consider 2010 to be a transition year, we are excited about the new products and programs that are in store for 2011 and beyond.

Finally, just as important, we have a terrific team of talented and committed employees and I want to thank them for their contributions to Central's success.

Sincerely,

William E. Brown

CHAIRMAN OF THE BOARD & CHIEF EXECUTIVE OFFICER

CORPORATE INFORMATION
Central Garden & Pet Company

BOARD OF DIRECTORS

William E. Brown
Chairman and
Chief Executive Officer

Brooks M. Pennington, III
Former President,
Pennington Seed, Inc.

John B. Balousek
Self-employed Consultant;
Former CEO/President of True North Technologies, Digital and Interactive Services Company;
Former President/
Chief Operating Officer,
Foote, Cone & Belding Communications, Global Communications Company

David N. Chichester
Partner, Tatum CFO Partners, LLP;
Former CFO, Starbucks Coffee Japan, Ltd.; Former Senior Vice President of Finance, Starbucks Corporation

Alfred A. Piergallini
Consultant, Desert Trail Consulting;
Former Chairman, President and CEO, Gerber Products Company;
Former Chairman, President and CEO, Novartis Consumer Health Worldwide

John R. Ranelli
Former CEO Mikasa, Inc.;
Former Chairman, CEO and President of FGX International (FosterGrant/Magnivision)

EXECUTIVE OFFICERS

William E. Brown
Chairman and
Chief Executive Officer

Lori Varlas
Senior Vice President,
Chief Financial Officer
and Secretary

Glen R. Fleischer
President
Pet Products

Michael A. Reed
Executive Vice President

CORPORATE EXECUTIVES

John Casella
Vice President
Chief Information Officer

James Heim
President
Business Development

Timothy J. Kane
Director of Tax and
Assistant Secretary

Howard Machek
Corporate Controller and
Assistant Secretary

Carl Peterson
Vice President
Operations Improvement

OPERATIONAL EXECUTIVES

Glen S. Axelrod
President
T.F.H. Publications, Inc.

Eric N. Blomquist
President
Farnam Companies, Inc.

Mark S. Cavanaugh
President
Aquatics

Marilyn Choi Reynolds
Chief Financial Officer
Garden Group

Paul Duval
Senior Vice President of Sales
Garden Group

Chris Mings
President
Avian and Small Animal SBU

Dean Morrison
President
Garden Distribution

Randy Sieve
Chief Financial Officer
Pet Products

Dan Pennington
Executive Vice President
Chief Operating Officer
Pennington Seed, Inc.

Kay M. Schwichtenberg
President
Central Life Sciences

Allen J. Simon
President
Four Paws Products Ltd.

Ronnie Stapp
Executive Vice President
Seed Division
Pennington Seed, Inc.

Jeff Sutherland
President
Breeder's Choice

Fredric W. Vogelgesang
Vice President
Product Development
Garden Group

CORPORATE OFFICE

Central Garden & Pet Company
1340 Treat Boulevard, Suite 600
Walnut Creek, California 94597
(925) 948-4000
www.central.com

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Francisco, California

TRANSFER AGENT

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
800-356-2017
www.bnymellon.com/shareowner/isd

STOCK LISTING

NASDAQ Symbol CENT/CENTA

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m.
Monday, February 14, 2011 at:
The Lafayette Park Hotel
3287 Mt. Diablo Boulevard
Lafayette, California

For additional information, please visit the Company's website: www.central.com
or contact Investor Relations:
(925) 948-4000

**INSIDE
FORM 10-K**


Wild Bird Feed
Animal & Public Health
Equine
PET
Dog & Cat
Aquatics
Avian & Small Animal
Grass Seed
GARDEN
Controls & Treatments
Garden Decor
CENTRAL
Garden & Pet
PENNINGTON
KAYTEE
starbar
Comfort zone
ADAMS
ZODIAC
Farnam
Your Partner in Horse Care
HORSESHOER'S SECRET
SUPERMASK II
AVODERM
Breeder's Choice
CARE • INNOVATION • PURITY
four paws
Nylabone
Zilla
OCEANIC
KENT MARINE
Quality Aquarium Products
AQUEON
CORALIFE
KAYTEE
exact
Super Pet
CritterTrail
HABITAT REFINED
SEEDS WEST INC.
The Bermudagrass Specialists
SMART SEED
The Rebels
MaxQ
AMDRO
IRONITE
CORRY'S
GRANT'S KILLS ANTS
Alaska
Deadline
SLUG & SNAIL KILLER
Over'n Out!
Fire Ant Killer
Lilly Miller
GKI / Bethlehem Lighting
norcal
pottery products
CEDAR WORKS
NEW ENGLAND pottery
MATTHEWS FOUR SEASONS
A Garden of Quality Products

CENTRAL GARDEN & PET COMPANY
1340 Treat Blvd., Suite 600, Walnut Creek, CA 94597
(925) 948-4000
www.central.com


CENTRAL
Garden & Pet



CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Monday, February 14, 2011, 10:30 A.M.

To the Stockholders:

The Annual Meeting of Stockholders of Central Garden & Pet Company will be held at the LAFAYETTE PARK HOTEL, 3287 Mt. Diablo Boulevard, Lafayette, California, on Monday, February 14, 2011, at 10:30 A.M. for the following purposes:

(1) To elect six directors;

(2) To hold an advisory vote on the compensation of the Company's named executive officers as described in the accompanying proxy statement;

(3) To hold an advisory vote on how frequently (every one, two or three years) stockholders prefer that the Company conducts an advisory vote of stockholders on the executive compensation of the Company's named executive officers;

(4) To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending on September 24, 2011; and

(5) To transact such other business as may properly come before the meeting.

Only holders of record of Common Stock and Class B Stock on the books of the Company as of 5:00 P.M., December 20, 2010, will be entitled to vote at the meeting and any adjournment thereof. Holders of Class A Common Stock are welcome to attend and participate in this meeting. A complete list of the Company's stockholders entitled to vote at the meeting will be available for examination by any stockholder for ten days prior to the meeting during normal business hours at the Company's principal executive offices at 1340 Treat Blvd., Suite 600, Walnut Creek, California.

Pursuant to rules promulgated by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and our 2010 Annual Report to Stockholders are available at http://www.central.com/annualreports.

Dated: January 7, 2011

By Order of the Board of Directors

Lori A. Varlas

Lori A. Varlas, *Secretary*

HOLDERS OF COMMON STOCK AND CLASS B STOCK ARE REQUESTED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE.

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of Central Garden & Pet Company (the "Company") to be used at the Annual Meeting of Stockholders on February 14, 2011 (the "Annual Meeting"), for the purposes set forth in the foregoing notice. This proxy statement and, in the case of holders of Common Stock and Class B Stock, the enclosed form of proxy were first sent to stockholders on or about January 7, 2011. Holders of Class A Common Stock will receive this proxy statement but will not be entitled to vote at the Annual Meeting of Stockholders or any adjournment thereof.

If the enclosed form of proxy is properly signed and returned by holders of Common Stock and Class B Stock, the shares represented thereby will be voted at the Annual Meeting in accordance with the instructions specified thereon. If the proxy does not specify how the shares represented thereby are to be voted, the proxy will be voted as recommended by the Board of Directors. Any stockholder signing a proxy in the form accompanying this proxy statement has the power to revoke it prior to or at the Annual Meeting. A proxy may be revoked by a writing delivered to the Secretary of the Company stating that the proxy is revoked, by a subsequent proxy signed by the person who signed the earlier proxy, or by attendance at the Annual Meeting and voting in person.

VOTING SECURITIES

Only stockholders of record of Common Stock and Class B Stock on the books of the Company as of 5:00 P.M., December 20, 2010, will be entitled to vote at the Annual Meeting.

As of the close of business on December 20, 2010, there were outstanding 15,775,755 shares of Common Stock of the Company, entitled to one vote per share, and 1,652,262 shares of Class B Stock of the Company, entitled to the lesser of ten votes per share or 49% of the total votes cast. There were also outstanding 43,050,766 shares of Class A Common Stock, which generally have no voting rights unless otherwise required by Delaware law. Holders of Common Stock and Class B Stock will vote together on all matters presented to the stockholders for their vote or approval at the meeting.

The holders of a majority of the shares of Common Stock and Class B Stock of the Company entitled to vote, present in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting or any adjournment thereof. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspector appointed for the meeting and will determine whether or not a quorum is present. The election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote.

With regard to the election of directors, votes may be cast "For" or "Withhold" for each nominee; votes that are withheld will be excluded entirely from the vote and will have no effect. The directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. As a result, if you withhold your authority to vote for any nominee, your vote will not count for or against the nominee, nor will a broker "non-vote" affect the outcome of the election.

Proposals Two and Three are non-binding votes. However, the Board of Directors of the Company will consider whether or not stockholders approve the compensation of executives as described in this Proxy Statement when making future determinations on executive compensation. The Board will also consider the number of years for the frequency of the advisory vote on executive compensation that receives the most votes when determining the frequency of future stockholder advisory votes on executive compensation.

The other matters submitted for stockholder approval at the Annual Meeting will be decided by the affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting and entitled to vote on the subject matter. Abstentions are included in the determination of shares present for quorum purposes.

If a stockholder's shares are held in street name and the stockholder does not instruct his or her broker on how to vote the shares, the brokerage firm, in its discretion, may either leave the shares unvoted or vote the shares on routine matters. The proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the current fiscal year should be treated as a routine matter. To the extent a stockholder's brokerage firm votes shares on the stockholder's behalf on that proposal, the shares also will be counted as present for the purpose of determining a quorum.

PROPOSAL ONE
ELECTION OF DIRECTORS

The persons named below are nominees for director to serve until the next annual meeting of stockholders and until their successors shall have been elected. The nominees are all members of the present Board of Directors. In the absence of instructions to the contrary, shares represented by proxy will be voted for the election of all such nominees to the Board of Directors. If any nominee is unable or unwilling to be a candidate for the office of director at the date of the Annual Meeting, or any adjournment thereof, the proxies will vote for such substitute nominee as shall be designated by the proxies. Management has no reason to believe that any of the nominees will be unable or unwilling to serve if elected. Set forth below is certain information concerning the nominees which is based on data furnished by them.

Nominees for Director	Age	Business Experience During Past Five Years and Other Information	Served as Director Since
William E. Brown	69	Chairman of the Board since 1980. From 1980 to June 2003, Mr. Brown served as Chief Executive Officer of the Company. In October 2007, the Board reappointed Mr. Brown to the additional post of Chief Executive Officer. Mr. Brown has extensive management and leadership experience with the Company and a deep knowledge of the lawn and garden and pet supplies industries and the financial and operational issues faced by the Company.	1980
Brooks M. Pennington III	56	Director of Special Projects for the Company since October 2006. From 1994 through September 2006, Mr. Pennington was the President and Chief Executive Officer of Pennington Seed, Inc., a business which was acquired by the Company in 1998. He also serves on the board of several private companies. Mr. Pennington has over 35 years of work experience in the lawn and garden industry, including 12 years as the former chief executive officer of Pennington Seed, Inc.	1998
John B. Balousek (1)(2)	65	Mr. Balousek served as President and Chief Operating Officer of Foote, Cone & Belding Communications, one of the largest global advertising and communications networks, from 1991 until 1996 and as Chairman and CEO of True North Technologies, a digital and interactive services company affiliated with True North Communications in 1996. Mr. Balousek co-founded and, from 1998 to 1999, served as an Executive Vice President of PhotoAlley.com, a San Francisco company marketing photographic equipment, supplies and services online. Prior to 1991, he held various senior executive management positions with Foote, Cone & Belding Communications and positions in brand management with the Procter & Gamble Company.	2001

Nominees for Director	Age	Business Experience During Past Five Years and Other Information	Served as Director Since
		Mr. Balousek has also served as a director of Inuvo, Inc., an online analytics, data and media company, since June 2008 and several private companies. He also served as a director of Aptimus, Inc. (formerly FreeShop.com), an interactive online lead generation network from February 1999 until October 2007 and as a director of Web.com Inc. (formerly Micron Electronics), a web hosting company, from August 1999 until September 2007. As the former president of a global advertising company, positions in brand management at one of the leading consumer products companies, and a director on the board of several public companies, Mr. Balousek has extensive insight into the global consumer goods market.	
David N. Chichester (1)	65	Partner of Tatum LLC, a financial and technology leadership services firm, since 2004, and has served as Interim Chief Financial Officer for three organizations over the past six years. Mr. Chichester served as the Chief Financial Officer of Starbucks Coffee Japan, Ltd. from 2003 to 2004 and Senior Vice President Finance of Starbucks Corporation from 2001 to 2003. Mr. Chichester served as Executive Vice President and Chief Financial Officer at Red Roof Inns, Inc. from 1996 to 1999. Prior to these positions, he held senior management positions in finance at Integrated Health Services, Inc., Marriott Corporation and General Electric Credit Corporation, and served as an investment banker at Warburg Paribas Becker Incorporated and in several roles at The First National Bank of Chicago. He has also served on the boards of other public and private companies, including Pets.com and Red Roof Inns, Inc. Mr. Chichester has an extensive background in corporate and real estate finance, including international business. As a former financial officer at public and private companies and an investment banker, Mr. Chichester brings significant public company accounting, disclosure, financial system management, and risk assessment experience to the Company's Board.	2002

Nominees for Director	Age	Business Experience During Past Five Years and Other Information	Served as Director Since
Alfred A. Piergallini (1)(2)	64	Consultant with Desert Trail Consulting, a marketing consulting organization, since January 2001 and Chairman of Wisconsin Cheese Group, Inc., a specialty cheese company, from January 2006 to December 2010. From December 1999 to December 2001, Mr. Piergallini served as the Chairman, President and Chief Executive Officer of Novartis Consumer Health Worldwide, a manufacturer, developer and marketer of health-related products, and from February 1999 to December 1999, Mr. Piergallini served as the President and Chief Executive Officer of Novartis Consumer Health North America. From 1989 to 1999, Mr. Piergallini held several senior management positions with Gerber Products Company, including, at various times, the offices of Chairman of the Board, President and Chief Executive Officer. He also currently serves as a director of Comerica Incorporated, a financial services company. As a former senior executive of several consumer products companies and a director of other public companies, Mr. Piergallini brings significant experience in general management, marketing, sales and branding and many aspects of the operations of public companies.	2004
John R. Ranelli (1)	64	Since 2008, Mr. Ranelli has been engaged in pursuing corporate acquisition opportunities while advising companies and private equity firms. From 2007 to 2008, Mr. Ranelli was Chief Executive Officer and President of Mikasa, Inc., a global dinnerware, crystal and home accessories company. From 1999 to 2006, he served as Chairman, Chief Executive Officer and President of FGX International, a global optical and jewelry company. Previously, he served in senior executive capacities with Stride Rite Corporation, Deckers Outdoor Corporation, TLC Beatrice and The Timberland Company. He served on the boards of Amscan Holdings, Inc. from 2005 to 2008, GNC Corporation from 2006 to 2007 and Deckers Outdoor Corporation from 1994 to 1996. As an experienced chief executive officer of several consumer products companies and a Chairman and director of other public and private equity owned companies, Mr. Ranelli has extensive experience leading and managing all aspects of mid to large consumer products companies.	2010

(1) Member of Audit Committee.
(2) Member of Compensation Committee.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board Independence

Upon consideration of the criteria and requirements regarding director independence set forth in NASDAQ Rule 5605, the Board of Directors has determined that each of Messrs. Balousek, Chichester, Piergallini and Ranelli meet the standards of independence established by the NASDAQ.

Board Leadership Structure

The Company is led by William Brown, who founded the Company in 1980 and has served as our Chairman since then and as Chief Executive Officer from 1980 to 2003 and since 2007. The Board believes that having Mr. Brown act in both these roles provides the Company with consistent leadership, both with respect to the Company's operations and the leadership of the Board. In particular, having Mr. Brown act in both these roles increases the timeliness and effectiveness of the Board's deliberations, increases the Board's visibility into the day-to-day operations of the Company, and ensures the consistent implementation of the Company's strategies.

The Board also believes in the importance of independent oversight, which it seeks to ensure through a variety of means, including:

- All of the Company's directors other than Mr. Brown and Mr. Pennington are independent.
- Jack Balousek acts as the Company's lead independent director. The lead independent director leads each independent director session of the Board. He also serves as a liaison between the Chairman and the independent directors.
- During each regularly scheduled Board meeting, all independent directors meet in executive session without the presence of any management directors.
- The charters for each of the Board's committees require that all of the members of those committees be independent.

The Board believes that the combined role of Chairman and Chief Executive Officer, together with the significant responsibilities of the Company's lead independent director and other independent directors described above, provide an appropriate balance between leadership and independent oversight.

Committees of the Board

The Company has an Audit Committee and a Compensation Committee but does not have a nominating committee or a committee performing the functions of a nominating committee.

Audit Committee

During fiscal 2010, the members of the Audit Committee were Alfred A. Piergallini (Chairman), John B. Balousek, David N. Chichester and John R. Ranelli. The Company's Board of Directors has determined that David N. Chichester qualifies as an audit committee financial expert as set forth in Section 407(d)(5) of Regulation S-K promulgated by the SEC and he is independent as such term is defined in the NASDAQ Rules. The functions performed by the Audit Committee include:

- recommending to the Board of Directors the engagement or discharge of the Company's independent registered public accounting firm;
- reviewing with the independent registered public accounting firm the plan and results of the auditing engagement;

- reviewing the Company's system of internal financial and accounting controls;
- reviewing the financial statements of the Company;
- discussing with management and the independent auditors the Company's accounting policies;
- approving the Company's filing of reports with the SEC; and
- inquiring into matters within the scope of its functions.

The Board of Directors has adopted a written Audit Committee charter. The Audit Committee held eight meetings during fiscal 2010.

Compensation Committee

During fiscal 2010, the members of the Compensation Committee were John B. Balousek (Chairman) and Alfred A. Piergallini. The functions performed by the Compensation Committee include:

- reviewing and making recommendations to the Board of Directors concerning the compensation of officers, directors and key management employees of the Company;
- administering the Company's equity incentive plans;
- evaluating the performance of management and related matters;
- evaluating the mixture of base salary, cash bonus and equity compensation to each executive's total compensation package;
- awarding restricted stock and stock options as a means of linking executives' long-term benefits to the rate of return received by stockholders;
- reviewing survey data, coupled with performance-based peer group evaluations, to help determine competitive short and long-term awards for executives;
- considering the possible tax consequences to the Company and to the executives in determining executive compensation;
- reviewing and discussing with management the annual Compensation Discussion and Analysis disclosure regarding named executive officer compensation and, based on this review and discussions, recommending whether the Company include the Compensation Discussion and Analysis in its annual proxy statement and incorporate by reference in its annual report on Form 10-K; and
- creating and approving an annual Compensation Committee Report to be included in its annual proxy statement and incorporate by reference in its annual report on Form 10-K.

The Board of Directors has adopted a written Compensation Committee charter. The charter is not available on the Company's website, but a copy is attached as Appendix A to this proxy statement. The Compensation Committee held 13 meetings during fiscal 2010.

The Compensation Discussion and Analysis included in this proxy statement includes additional information regarding the Compensation Committee's processes and procedures for considering and determining executive officer compensation.

Compensation Committee Interlocks and Insider Participation

Messrs. Balousek and Piergallini served as members of the Compensation Committee during fiscal 2010. They have no relationship with the Company other than as directors and stockholders. During fiscal 2010, no executive officer of the Company served as a director, or as a member of any compensation committee, of any other for-profit entity that had an executive officer that served on the Board of Directors or Compensation Committee of the Company.

Attendance at Meetings

During fiscal 2010, there were 17 meetings of the Board of Directors. No members of the Board of Directors attended fewer than seventy-five percent of the meetings of the Board of Directors and all committees of the Board on which they served. The Company encourages, but does not require, the members of its Board of Directors to attend its annual meeting of stockholders. All members of the Board attended the 2010 Annual Meeting of Stockholders, except for Mr. Ranelli who had not yet joined the Board.

Stockholder Communications with Directors

The Board welcomes communications from the Company's stockholders. Stockholders may send communications to the Board, or to any director in particular, c/o Central Garden & Pet Company, 1340 Treat Blvd., Suite 600, Walnut Creek, California 94597. Any correspondence addressed to the Board or to any director in care of the Company's offices is forwarded by the Company to the addressee without review by management.

The Board's Role in Risk Oversight

The Company faces a number of risks, including operational, economic, financial, legal, regulatory and competitive. The Company's management is responsible for the day-to-day management of the risks faced by the Company. While the Board, as a whole, has ultimate responsibility for the oversight of risk management, it administers its risk oversight role in part through the Board committee structure, with the Audit Committee and Compensation Committee responsible for monitoring and reporting on the material risks associated with their subject matter areas.

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, economic, financial, legal, regulatory and competitive risks. The full Board (or the appropriate committee in the case of risks that are reviewed by a particular committee) receives these reports from those responsible for the relevant risk to enable it to understand the Company's risk exposures and the steps that management has taken to monitor and control these exposures. When a committee receives the report, the Chairman of the relevant committee typically provides a summary to the full Board at the next Board meeting. This process helps the Board and its committees to coordinate the risk oversight role. The Audit Committee assists the Board in oversight and monitoring of principal risk exposures related to financial statements, legal, regulatory and other matters, as well as related mitigation efforts. The Compensation Committee assesses, at least annually, the risks associated with the Company's compensation policies.

Compensation of Directors

Members of the Board of Directors who are not employees of the Company receive directors' fees consisting of $35,000 per year and $1,500 for each Board meeting attended in person. The chairs of the Audit Committee and Compensation Committee each receive additional annual retainer fees of $15,000, and the lead director received an additional retainer fee of $25,000. Directors who attended meetings of the Audit Committee or Compensation Committee receive an additional $1,500 for each meeting not held on the same day as a Board meeting.

Each non-employee director also receives $500 for participation in each telephonic meeting of the Board of Directors or any committee of less than three hours and $1,000 for participation in meetings of three hours or more. The Company pays non-employee directors $1,500 for each day spent traveling to board and committee meetings, attending subsidiary and division management meetings and conducting plant and facility visits. Mr. Pennington receives similar annual, per meeting and travel fees for his Board service.

Under the Nonemployee Director Equity Incentive Plan, on the date of each Annual Meeting of Stockholders, each non-employee director will be granted (i) options to purchase shares of Class A Common Stock determined by dividing $200,000 by the closing price of a share of Class A Common Stock on the date of such meeting and (ii) shares of restricted stock determined by dividing $20,000 by the closing price of a share of Class A Common Stock on the date of such meeting.

Set forth below is a summary of the compensation paid to the Company's directors during fiscal 2010, except Mr. Brown, whose compensation is reported below under Executive Compensation – Executive Compensation of Executive Officers.

DIRECTOR COMPENSATION TABLE

Name(1)	Fees Earned or Paid in Cash	Stock Awards (2)(3)	Option Awards (2)(3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
John B. Balousek	$113,000	$20,004	$49,009	—	—	—	$182,013
David N. Chichester	$ 74,500	$20,004	$49,009	—	—	—	$143,513
Brooks M. Pennington(4)	$ 64,500	$20,004	$49,009	—	—	$201,480	$334,993
Alfred A. Piergallini	$ 96,000	$20,004	$49,009	—	—	—	$165,013
John R. Ranelli	$ 93,000	$20,001	$49,097	—	—	—	$162,098

(1) As of the end of fiscal 2010, Messrs. Balousek, Chichester, Pennington, Piergallini and Ranelli held the following options to purchase shares of Common Stock and Class A Common Stock:

	Common Stock Options		Class A Common Stock Options	
	Vested	Unvested	Vested	Unvested
John B. Balousek	—	—	56,087	24,912
David N. Chichester	—	—	37,193	24,912
Brooks M. Pennington	6,600	12,600	44,546	50,112
Alfred A. Piergallini	—	—	56,087	24,912
John R. Ranelli	—	—	—	19,030

(2) This column reflects the aggregate grant date fair value computed in accordance with the FASB Accounting Standards Codification 718 Compensation—Stock Compensation ("ASC 718"). Please refer to Note 12, "Stock-Based Compensation", in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on November 19, 2010 for the relevant assumptions used to determine the valuation of our stock and option awards.

(3) In fiscal 2010, the grant date fair values were determined using the closing stock price on the date of grant.

(4) Director Brooks M. Pennington III is the Company's Director of Special Projects and receives compensation as an employee in addition to compensation for his Board service. All other compensation for Mr. Pennington includes salary of $190,000, the Company's matching contributions under the Company's 401(k) Plan of $1,425 and medical and life insurance premium payments of $10,055.

Director Nominations

Due to the limited size of the Board, the Board has determined that it is not appropriate at this time to establish a separate nominating committee. As such, the entire Board fulfills the function of nominating additional directors. A majority of the members of the Board have been determined by the Board to be independent under the standards established by NASDAQ. At a minimum, the Chairman of the Board, as well as at least two independent directors, must interview any qualified candidates prior to nomination. Other directors and members of management will also interview each candidate as requested by the Chairman. Once potential candidates have successfully progressed through the interview stage, the independent directors will meet in executive session to consider the screened candidates. All director nominees must be selected, or recommended for the Board's selection, by a majority of the independent directors.

A majority of the members of the Board must be independent directors as defined in NASDAQ Rule 5605(a)(2). When considering potential director candidates, the Board also considers the candidate's knowledge, experience, integrity, leadership, reputation and ability to understand the Company's business. In addition, all director nominees must possess certain core competencies, some of which may include experience in consumer products, logistics, product design, merchandising, marketing, general operations, strategy, human resources, technology, media or public relations, finance or accounting, or experience as a Chief Executive Officer or Chief Financial Officer.

The Board will consider any director candidate recommended by stockholders, provided that the candidate satisfies the minimum qualifications for directors as established from time to time by the Board. Stockholders must submit recommendations to the Company's secretary for consideration by the Board no later than 120 days before the annual meeting of stockholders. To date, the Board has not received any recommended nominees for consideration at the Annual Meeting from any non-management stockholder or group of stockholders that beneficially owns five percent or more of the Company's voting stock.

When the need arises, the Company engages independent search firms and consultants to identify potential director nominees and assist the Board in identifying a diverse pool of qualified candidates and in evaluating and pursuing individual candidates at the direction of the Chairman of the Board.

All of the nominees included on this year's proxy card are directors standing for re-election.

PROPOSAL TWO
ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

Under an amendment to the Securities Exchange Act of 1934 ("Exchange Act") recently adopted by Congress, public companies are generally required to include in their proxy solicitations, no less frequently than once every three years, a non-binding resolution subject to stockholder vote to approve the compensation of named executive officers (an "Advisory Vote on Compensation"). As described more fully in the "Executive Compensation" section of this Proxy Statement, including the "Compensation Discussion and Analysis" and the related tables and narrative, the Compensation Committee designs the Company's executive compensation program to reward, retain and, in the case of new hires, attract executives to support the Company's business strategy, achieve its short and long-term goals, and provide continued success for the Company's stockholders and employees. At the core of the Company's executive compensation program is the Company's pay-for-performance philosophy that links competitive levels of compensation to achievements of the Company's overall strategy and business goals, as well as predetermined objectives for equity awards. The Company believes its compensation program is strongly aligned with the interests of the Company's stockholders.

The Company urges stockholders to read the "Compensation Discussion and Analysis" section of this Proxy Statement and the tables and narrative for the details on the Company's executive compensation, including the fiscal 2010 compensation of the named executive officers. Highlights of the Company's executive compensation programs include the following:

- A significant portion (ranging from approximately 50% to 68% in fiscal 2010) of the Company's executives' total potential compensation is considered to be "at risk."
- The executive officers receive long-term equity awards subject to performance-based vesting and long-term, time-based vesting requirements. These performance-based, long-term incentive awards constituted between approximately 26% and 45% of the named executives' total potential compensation in fiscal 2010. The Compensation Committee believes these awards ensure that a significant portion of the executives' compensation is tied to both short-term financial performance and long-term stock price performance.

The Compensation Committee believes the compensation program for the named executive officers has been instrumental in helping the Company achieve improved financial performance in the challenging macroeconomic environment.

The Compensation Committee discharges many of the Board's responsibilities related to executive compensation and continuously strives to align the Company's compensation policies with the Company's performance. The Compensation Committee has, over the last three years, among other things, taken the following actions:

1) Incorporated performance-based metrics as part of its long-term equity incentive awards;

2) In fiscal 2010, held the salaries of executive officers at their fiscal 2009 levels, except for the returning interim Chief Financial Officer; and

3) Granted premium priced, performance based options to Mr. Brown in fiscal 2008 and 2009 with exercise prices 121% to 188% higher than the grant date closing prices to further align his interest with the Company's stockholders and reward him only if the Company's stock price increases significantly.

The Compensation Committee will continue to analyze the Company's executive compensation policies and practices and adjust them as appropriate to reflect the Company's performance and competitive needs.

Based on the above, the Board of Directors requests that stockholders indicate their support for the Company's executive compensation philosophy and practices, by voting in favor of the following resolution:

RESOLVED, that the compensation of the Company's executive officers as described in this Proxy Statement, including the "Compensation Discussion and Analysis," the compensation tables and the other narrative compensation disclosures is hereby approved.

The opportunity to vote on Proposal Two is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on Proposal Two is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, and the Board value the opinions expressed by stockholders, and will consider the outcome of the vote when making future compensation decisions for the Company's named executive officers.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THIS PROPOSAL.

PROPOSAL THREE
ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under an additional amendment to the Exchange Act recently adopted by Congress, public companies are generally required to include in their proxy solicitations at least once every six years an advisory vote on whether an Advisory Vote on Executive Compensation, such as the Company has included in Proposal Two, should occur every one, two or three years. It is the Company's belief, and the Board's recommendation, that this vote should occur every three years.

The Company has effective executive compensation practices, as described in more detail elsewhere in this Proxy Statement. The Board believes that providing the Company's stockholders with an Advisory Vote on Executive Compensation every three years (a "triennial vote") will encourage a long-term approach to evaluating the Company's executive compensation policies and practices, consistent with the Compensation Committee's long-term philosophy on executive compensation. In contrast, focusing on executive compensation over an annual or biennial period would focus on short-term results rather than long-term value creation, which is inconsistent with the Company's compensation philosophy, and could be detrimental to the Company, its employees and its financial results.

Moreover, a short review cycle will not allow for a meaningful evaluation of the Company's performance against its compensation practices, as any adjustment in pay practices would take time to implement and be reflected in the Company's financial performance and in the price of its common stock. As a result, an Advisory Vote on Executive Compensation more frequently than every three years would not, in the Company's judgment, allow stockholders to compare executive compensation to the Company's performance.

Lastly, a triennial vote would allow the Company adequate time to compile meaningful input from stockholders on its pay practices and respond appropriately. This would be more difficult to do on an annual or biennial basis, and both the Company and its stockholders would benefit from having more time for a thoughtful and constructive analysis and review of the compensation policy of the Company.

For the above reasons, the Board recommends that stockholders vote to hold an Advisory Vote on Executive Compensation every three years. Each stockholder's vote, however, is not to approve or disapprove the Board's recommendation. When voting on this Proposal Three, each stockholder has four choices: vote to hold an Advisory Vote on Executive Compensation every year, every two years or every three years, or abstain from voting. As an advisory vote, the vote on Proposal Three is not binding upon the Company. However, the Compensation Committee and the Board will consider the outcome of the vote when determining the frequency of future stockholder advisory votes on executive compensation.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO HOLD AN ADVISORY VOTE ON EXECUTIVE COMPENSATION EVERY THREE YEARS.

PROPOSAL FOUR
RATIFY THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending September 24, 2011. If stockholders fail to ratify the selection of Deloitte & Touche LLP, the Audit Committee will reconsider the selection. If the selection of Deloitte & Touche LLP is approved, the Audit Committee, in its discretion, may still direct the appointment of a different independent auditing firm at any time and without stockholder approval if the Audit Committee believes that such a change would be in the best interest of the Company and its stockholders.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

The following table lists the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for all "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees" for the last two fiscal years.

	Fiscal Year Ended	
	September 26, 2009	September 25, 2010
Audit fees	$2,809,475	$2,842,380
Audit-related fees	28,590	198,544
Tax fees	—	28,382
All other fees	—	—

Audit Fees

The Audit fees for the fiscal years ended on September 26, 2009 and September 25, 2010 were for professional services rendered for the audits of the Company's consolidated financial statements, statutory audits, issuance of consents and other assistance in connection with regulatory filings with the SEC.

Audit-Related Fees

The audit-related fees for the fiscal years ended on September 26, 2009 and September 25, 2010 were primarily related to registration statements and, in fiscal 2010, the Company's debt offering.

Audit Committee Authorization of Audit and Non-Audit Services

The Audit Committee has the sole authority to authorize all audit and non-audit services to be provided by the independent registered public accounting firm engaged to conduct the annual audit of the Company's consolidated financial statements. In addition, the Audit Committee has adopted pre-approval policies and procedures which are detailed as to each particular service, the Audit Committee is informed of each service, and such policies and procedures do not include delegation of the Audit Committee's responsibilities under the Exchange Act to management. The Audit Committee pre-approved fees for all audit and non-audit related services provided by the independent registered public accounting firm in fiscal years 2009 and 2010.

AUDIT COMMITTEE REPORT ON AUDITED FINANCIAL STATEMENTS

Notwithstanding anything to the contrary in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee of the Board consists of the directors whose signatures appear below. Each member of the Audit Committee is "independent" as defined in the NASDAQ Rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee's general function is to oversee the Company's accounting and financial reporting and internal control processes and the audits of the Company's financial statements, including monitoring the integrity of the Company's financial statements, the independent registered public accounting firm's qualifications and independence, and the performance of the Company's independent registered public accounting firm. Its specific responsibilities are set forth in its charter. The charter is not available on the Company's website, but a copy was attached as Appendix A to the Company's proxy statement for its 2010 Annual Meeting of Stockholders.

As required by the charter, the Audit Committee reviewed the Company's audited financial statements for fiscal year ended September 25, 2010 and met with management, as well as with representatives of Deloitte & Touche LLP, the Company's independent registered public accounting firm, to discuss the financial statements. The Audit Committee also discussed with representatives of Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications With Audit Committees,* as amended (AICPA Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Audit Committee discussed with representatives of Deloitte & Touche LLP their independence from management and the Company and received the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence.

Based on these discussions, the financial statement review and other matters it deemed relevant, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended on September 25, 2010.

Audit Committee

ALFRED A. PIERGALLINI, *Chairman*
JOHN B. BALOUSEK
DAVID N. CHICHESTER
JOHN R. RANELLI

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In fiscal 2010, the Company continued its successful motivation and retention programs for executive officers while aggressively managing compensation-related costs. These actions included:

- For the CEO, no increase in base salary and a significant reduction in the amount of long-term incentive grants in fiscal 2010;
- No salary increases for other executive officers, except for the returning interim Chief Financial Officer; and
- Performance targets as a prerequisite for equity awards. The performance targets were based on earnings before interest and taxes and net controllable assets and were established at a level that provided an appropriate incentive in light of the challenging business environment.

Highlights of the Company's executive compensation programs include the following:

- A significant portion (ranging from approximately 50% to 68% in fiscal 2010) of the Company's executive officers' total potential compensation is considered to be "at risk."
- The executive officers receive long-term equity awards subject to performance-based vesting and long-term, time-based vesting requirements. These performance-based, long-term incentive awards constituted between approximately 26% and 45% of the executives' total potential compensation in fiscal 2010. The Committee believes these awards ensure that a significant portion of the executives' compensation is tied to both short-term financial performance and long-term stock price performance.

The Committee believes the compensation program for the executive officers has been instrumental in helping the Company achieve improved financial performance in the challenging macroeconomic environment.

The Committee discharges many of the Board's responsibilities related to executive compensation and continuously strives to align the Company's compensation policies with the Company's performance. The Committee has, over the last three years, among other things, taken the following actions:

- Incorporated performance-based metrics as part of its long-term incentive awards;
- In fiscal 2010, held salaries of the executive officers at their fiscal 2009 levels, except for the returning interim Chief Financial Officer; and
- Granted premium priced, performance based options to Mr. Brown in fiscal 2008 and 2009 with exercise prices 121% to 188% higher than the grant date closing prices to align his interest with the Company's stockholders and reward him only if the Company's stock price increases significantly.

The Committee will continue to analyze the Company's executive compensation policies and practices and adjust them as appropriate to reflect the Company's performance and competitive needs.

Compensation Objectives

The Company uses three primary tools to compensate executive officers: base salary, annual bonus and long-term equity compensation. Together they combine to provide an executive's total compensation package. The Company does not provide benefits or perquisites of extraordinary value to its executives from the Company's perspective. The Company views base salary as a primary indicator of the market value needed to attract and retain executives with the skills and expertise to perform the duties and discharge the responsibilities of their positions. Annual bonus is principally seen as a means of rewarding superior job performance and enhancing base salary to meet current market value, and the Company utilizes restricted stock and stock options as a means of linking executives' long-term benefits to the rate of return received by stockholders and as retention devices. The objectives of the Company's compensation program are to recruit and retain high-caliber executives, and to incentivize those executives to achieve the best possible financial results for the Company and its stockholders.

The Company's compensation program rewards executive officers for achievement of corporate and segment operating goals and for their individual contributions. The majority of each executive's total compensation opportunity is weighted toward incentive compensation tied to the financial performance of the Company and its business segments. When the Company does not achieve satisfactory financial results and/or its stock price does not appreciate, the compensation that can be realized by the Company's executives may be substantially reduced. When the Company exceeds financial expectations and/or its stock price appreciates, the compensation that can be realized by the Company's executives may be substantially increased. The Committee believes that this is the most effective means of aligning executive incentives with stockholders' interests.

Process

As described below, the Committee uses surveys and reports prepared internally and by compensation consulting firms to understand the compensation levels and pay structure at peer group companies. The Company's structural compensation is generally evaluated against the broad range of compensation paid by the peer group; however, the Committee also uses its judgment to determine specific pay levels necessary to attract and retain executive talent. In exercising this judgment, the Committee looks beyond the market data and places significant weight on individual job performance and compensation history, future potential, internal comparisons, retention risk for individual executives, and, in the case of new hires, compensation at former employers.

With respect to the compensation of William E. Brown, the Company's Chairman and Chief Executive Officer, the Committee did not retain an external compensation consultant as part of its process of determining his salary, bonus potential, actual bonus and equity compensation in fiscal 2010, because the Company did not make any changes to his base salary or bonus structure from fiscal 2009. With respect to the Company's other executive officers, the Committee receives, evaluates and considers the recommendations of the Chief Executive Officer and may consult with the Company's Vice President of Human Resources as part of its process of determining compensation. The Chief Executive Officer is invited to attend portions of meetings of the Committee, although he does not vote with the Committee. Other executive officers have no role in making decisions regarding compensation of the Company's executive officers.

The Committee determines base salary and potential bonus as of each officer's hire date, and it generally reconsiders both elements on or about each anniversary of that hire date. The Committee generally determines officers' annual bonuses and whether performance targets have been met for equity performance-based awards in the succeeding fiscal year after the Company's financial results for the prior fiscal year are announced. The Committee generally grants each officer a certain number of stock options and/or shares of restricted stock upon his or her hire date and considers granting additional awards on an annual basis. The Committee generally grants bonuses or equity compensation to existing officers on a standard schedule.

Compensation Consultants and Benchmarking

From time to time, the Committee has retained the services of a compensation consulting firm to assist the Committee in formulating its recommendations regarding executive compensation. However, the Committee did not retain a compensation consulting firm in fiscal 2010. In fiscal 2009, the Company prepared its own analysis based on a methodology and peer group similar to that of the previous reports prepared by outside consultants.

The peer group included the following lawn and garden and pet supplies companies and other consumer products companies: Acuity Brands, Church & Dwight Co., Inc., Del Monte Foods Company, FMC Corporation, Hasbro, Inc., Lesco, Inc., The Mosaic Company, PetsMart, Inc., Petco Animal Supplies, Ralcorp Holdings, Inc., Spectrum Brands, Inc., The Scotts Miracle-Gro Company, Terra Industries Inc., The Toro Company, Tractor Supply Company, Tupperware Brands Corporation and Wolverine Worldwide, Inc. The Company did not update this market analysis in fiscal 2010.

Based in part on the survey of peer companies and the recommendations from its compensation consultant in fiscal 2009, the Committee targeted a total annual compensation in fiscal 2010 for the Company's Chief Executive Officer of approximately $2.0-2.5 million, with a significant majority of such compensation to be at risk depending on the Company's financial performance. After consideration of various compensation strategies, the Committee approved the compensation arrangements described below.

Allocation and Amount

The Company compensates its executives through a combination of annual cash compensation (comprised of base salary and annual bonus) and long-term incentive compensation (comprised of stock options and, in some cases, restricted stock grants). The Committee views base salary and the annual bonus targets as an essential part of attracting, retaining and motivating executive officers. The Committee also believes, based on market data and actual experience, that equity incentive compensation is an essential factor in recruiting and retaining top executives and in driving superior performance.

The use and relative weights of base salary, annual bonus and long-term equity compensation are based on a subjective determination by the Committee of the effectiveness of each executive in all areas of management, including in achieving the Company's strategic objectives, leadership, operating skills and management attributes. Generally, the Committee views the various elements of compensation as part of one overall package but believes that a majority of the total compensation package should be weighted toward the performance of the Company to align the interest of management and stockholders. In fiscal 2010, base salary, benefits and perquisites ranged from only approximately 32% to 50% of each executive's potential compensation, reflecting the importance of performance-based compensation at the Company.

When evaluating corporate performance, the Committee generally considers financial metrics such as revenue, EBIT, earnings per share and working capital levels. When evaluating individual performance, the Committee considers the individual's overall leadership and management skills, success in attracting, retaining and developing qualified subordinates, success in achieving corporate and strategic objectives, ability to work with peers and supervisors in an effective and collegial manner, and other criteria.

From time to time, the Committee develops tally sheets setting forth all components of compensation, including dollar amounts for salary, annual bonus and perquisites and the value of unexercised stock options and restricted stock awards, to assist it in balancing the elements.

When making compensation decisions, the Committee also considers the issue of internal pay equity between the compensation of other Company executive officers and the compensation of the Chief Executive Officer. The Committee also considers issues relating to the corporate tax and accounting treatment of various forms of compensation and the impact of compensation decisions on stockholder dilution, and it makes its decisions with that and other goals in mind.

The Committee continues to subscribe to the philosophy that the Company's overall performance and its return to stockholders will be the primary areas of consideration when rewarding the Company's top executives. However, the Committee also seeks to ensure that the Company's executive officers are paid competitively with the market.

Salary

The Committee generally reviews the base salary of the executive officers each year. Historically, the executive officers have sometimes received annual increases consistent with the movement of wages in the marketplace and, on occasions, to reflect individual performance, promotions or increased responsibilities. In some instances, the Committee has adjusted base salaries of individual named executive officers for retention reasons or to maintain internal pay equity among the senior executives.

In December 2008, the Committee increased Mr. Brown's base annual salary, effective as of October 1, 2008, to $650,000. This decision was based on several factors, including an analysis of salaries of peer companies done by Towers Perrin, the fact that Mr. Brown's $410,000 salary had not changed in the nine years since 1999, and the fact that even his new salary of $650,000 was substantially below the $735,000 salary paid to the Company's prior Chief Executive Officer who left the Company in 2007.

In light of the salary increases in fiscal 2009, the Committee determined that no salary increases for the executive officers were necessary in fiscal 2010, except for Mr. Booth, who agreed to return as interim Chief Financial Officer in January 2010 until the new Chief Financial Officer was appointed in December 2010. In consideration of his return as interim Chief Financial Officer, the Committee approved an annual salary of $400,000 for Mr. Booth, which represented a $20,000 increase over his prior salary.

Annual Bonus

The Committee determines the actual amount of bonus awarded to each named executive officer after the end of each fiscal year primarily by considering the financial results of the Company for the given year and the officer's individual performance and contribution to the Company. The bonus may be paid in cash or equity. The Committee generally sets potential target bonuses for each named executive officer at the beginning of each fiscal year as a percentage of his or her base salary. The target bonus percentages are generally set at a level which the Committee believes will assure that the executive's total compensation opportunity is attractive enough to motivate superior performance, and that the executive is focused on key objectives and is also competitive with amounts paid for similar performance in comparable executive positions by the Company's peer companies.

When determining the amount of cash bonuses, the Committee generally considers the Company's revenue, EBIT, earnings per share and working capital levels but may consider additional factors in any given year. The Committee also considers individual performance, including an executive's overall leadership and his contribution to the achievement of financial and strategic goals, such as customer relationships, talent development, teamwork among business units, identification and pursuit of strategic initiatives, cost control efforts and innovation and new product development, among others. Although the Company's financial performance in the prior fiscal year strongly influences the amount of bonus, the Committee does not use a pre-determined formula to calculate any officer's bonus compensation or assign weights to particular financial metrics or individual performance factors and has full discretion to determine annual bonuses up to and beyond the amount of such officer's bonus potential for the year. As a result, the financial metrics considered and the bonuses paid in one year may not be representative of what may have been paid in prior years or may be paid in future years.

Fiscal 2009 Bonuses. Beginning in early 2010, the Committee met to determine bonuses based on the Company's performance in fiscal 2009. The following table sets forth the target bonus and actual bonus paid to each of the executive officers for fiscal 2009:

Executive Officer	% of Fiscal 2009 Base Salary		Bonus For Fiscal 2009
	Target	Actual	
William E. Brown	75%	75%	$487,500
Jeffrey A. Blade	50%	—	—
Stuart W. Booth	50%	50%	$190,000
Glen R. Fleischer*	50%	50%	$153,231
Michael A. Reed	50%	59%	$250,000

* Prorated.

In determining whether to award bonuses to the named executive officers for fiscal 2009, the Committee considered specific elements of the Company's financial performance in fiscal 2009, including revenue, adjusted EBIT, earnings per share, net working capital and debt reduction. The Committee also considered individual performance. Since the Committee did not preset any financial or individual metrics (objective or otherwise), it exercised complete discretion when assessing the financial results and individual performance for fiscal 2009. When determining adjusted EBIT for bonus purposes, the Committee adjusted earnings to exclude certain positive and negative items netting approximately $9.9 million, including adjustments for customer purchase cycles, the reversal of the gain on the sale of a facility in fiscal 2008 and facility exit costs. The Committee also considered net working capital reductions, based on total current assets (excluding cash and marketable securities) plus net fixed assets less total current liabilities (excluding notes payable and current portion of long-term debt), and the total debt reduction year over year. The Committee considered each of these measures against the comparable prior year performance and the Company's internal budget for fiscal 2009, as opposed to particular pre-determined targets or similar metrics within the Company's industries.

Fiscal 2010 Bonuses. The Committee has not yet determined the amount of bonuses, if any, to be paid to the named executive officers with respect to fiscal 2010. The following table sets forth the target bonus percentages for each of the named executive officers with respect to fiscal 2010:

Executive Officer	% of Fiscal 2010 Base Salary Target
William E. Brown	75%
Jeffrey A. Blade	—
Stuart W. Booth	—
Glen R. Fleischer	50%
Michael A. Reed	50%

In connection with his return as interim Chief Financial Officer, Mr. Booth received a transition bonus of $16,667 for each month worked. For the other named executive officers, the Committee chose the same target percentage for fiscal 2010 as fiscal 2009, because the Committee believes that the target percentages remain correct and that the bonus and potential equity appreciation should represent a significant portion of officer compensation. The Company will report fiscal 2010 bonus determinations, if any, in a Form 8-K once decisions are made in early 2011.

The Company does not have a policy regarding the recovery or adjustment of awards based on Company performance if a material financial measure considered by the Committee in any particular year is subsequently restated. The Committee expects to adopt a formal policy once the SEC issues final regulations in this area as required by the Dodd-Frank Act of 2010.

Stock Options

The Committee determines the size of executive officers' initial hire option grants with primary consideration towards making the offer of employment market competitive while consistent with awards granted to other executives. The size of annual option grants to officers is determined after giving consideration to the officer's performance over the fiscal year, awards previously granted to the officer, such officer's accumulated vested and unvested awards, the current value and potential value over time using stock appreciation assumptions for vested and unvested awards, the vesting schedule of the officer's outstanding awards, comparison of individual awards between executives and in relation to other compensation elements, stockholder dilution and total compensation expense.

Stock options granted to the executive officers during fiscal 2010 were performance-based and time-based and had an exercise price equal to the closing share price on the date of the grant. The performance-based stock options granted in fiscal 2010 vest in five equal annual installments commencing one year from the date of grant subject to the satisfaction of certain annual or cumulative performance targets for each of the fiscal years ending September 2010, 2011, 2012, 2013 and 2014. The performance targets are (i) earnings before interest and taxes adjusted for acquisitions and divestitures, non-recurring income or expense and other adjustments determined by the Committee (the "Adjusted EBIT") and (ii) net controllable assets, which is intended to award employees for reductions in average working capital (the "Net Controllable Assets"). For the executive officers, there are separate targets for each of the Company, the Pet segment and the Garden segment.

The Company, Pet and Garden targets account for 20%, 40% and 40%, respectively, of the total eligible performance-based vesting. If at the end of a fiscal year, any of the following is achieved, 20% of the shares subject to the options shall vest and become exercisable on the anniversary of the grant date following such fiscal year: (i) Adjusted EBIT is greater than the target floor and Net Controllable Assets is less than the target ceiling; or (ii) Adjusted EBIT is greater than the target floor by an amount which exceeds twenty percent (20%) of the amount by which Net Controllable Assets are above the target ceiling; or (iii) Adjusted EBIT is below the target floor by an amount that is less than twenty percent (20%) of the amount by which Net Controllable Assets are below the target ceiling. If the targets in a particular year are not met, the employee can still vest in the options if the Company's or applicable segments' cumulative performance exceeds the cumulative targets in subsequent years. The Committee has the sole and absolute discretion to determine whether and the extent to which performance goals have been achieved.

In January 2010, the Committee determined that for options granted to the named executive officers in fiscal 2008 and 2009, 100% of the fiscal 2009 performance targets were satisfied. In addition, because the cumulative performance in fiscal 2008 and 2009 exceeded the cumulative target for fiscal 2009, the remaining performance-based portion of the fiscal 2008 option grants has now been satisfied in full with respect to fiscal 2008. When determining whether the Adjusted EBIT performance targets for fiscal 2009 were satisfied, the Committee used its discretion to exclude certain positive and negative items netting approximately $12.7 million for fiscal 2008 awards and approximately $9.9 million for fiscal 2009 awards, including adjustments for customer purchase cycles, the reversal of the gain on the sale of a facility in fiscal 2008 and facility exit costs.

In December 2010, the Committee determined that for options granted to the named executive officers in fiscal 2008, 2009 and 2010, 100% of the fiscal 2010 performance targets were satisfied. When determining whether the Adjusted EBIT performance targets for fiscal 2010 were satisfied, the Committee used its discretion to exclude certain positive and negative items netting approximately $35.1 million for fiscal 2008 awards, approximately $32.2 million for fiscal 2009 awards and approximately $25.7 million for fiscal 2010 awards, including adjustments for customer purchase cycles, impairment charges, product returns in preparation for new product introductions and marketing launch expenses.

Because each option award includes performance targets for five future years, it is necessary for the Committee to review the actual EBIT and Net Controllable Assets for each completed fiscal year to exclude positive and negative items that were unanticipated when the Adjusted EBIT targets were established and for items that are not reflective of on-going business operations. Some of these adjustments may be one-time events and others may impact the performance targets for the remaining performance periods. The adjustments applied to all outstanding performance options, including those held by the named executive officers.

Set forth below are the annual and cumulative performance targets for fiscal 2009 and 2010 with respect to the options granted in fiscal 2008, 2009 and 2010, along with the actual amounts achieved as a result of the Company's performance *(in millions of dollars).*

	Fiscal 2009				Fiscal 2010			
	Annual		Cumulative		Annual		Cumulative	
	Target	Actual	Target	Actual	Target	Actual	Target	Actual
Fiscal 2008 Awards								
Company								
Adjusted EBIT	119.0	139.3	224.0	249.3	133.0	144.8	357.0	394.1
Net Controllable Assets	671.0	599.9	1,371.0	1,302.4	691.1	522.6	2,062.1	1,825.0
Pet Segment								
Adjusted EBIT	111.6	110.1	215.6	221.2	120.7	121.1	336.3	342.3
Net Controllable Assets	296.9	264.0	595.8	568.5	298.2	224.2	894.0	792.7
Garden Segment								
Adjusted EBIT	53.6	70.8	103.1	112.5	57.8	65.4	160.9	177.9
Net Controllable Assets	346.2	299.4	690.7	660.5	348.0	264.7	1,038.7	925.2
Fiscal 2009 Awards								
Company								
Adjusted EBIT	119.0	135.9	119.0	135.9	133.0	141.3	252.0	277.2
Net Controllable Assets	650.0	597.0	650.0	597.0	675.0	519.7	1,325.0	1,116.7
Pet Segment								
Adjusted EBIT	111.6	107.1	111.6	107.1	120.7	118.1	232.3	225.2
Net Controllable Assets	296.9	261.1	296.9	261.1	298.2	221.3	595.1	482.4
Garden Segment								
Adjusted EBIT	45.0	70.4	45.0	70.4	50.0	65.0	95.0	135.4
Net Controllable Assets	346.2	299.4	346.2	299.4	348.0	264.7	694.2	564.1
Fiscal 2010 Awards								
Company								
Adjusted EBIT	n/a	n/a	n/a	n/a	128.0	134.8	128.0	134.8
Net Controllable Assets	n/a	n/a	n/a	n/a	575.0	519.7	575.0	519.7
Pet Segment								
Adjusted EBIT	n/a	n/a	n/a	n/a	105.0	111.6	105.0	111.6
Net Controllable Assets	n/a	n/a	n/a	n/a	260.0	221.3	260.0	221.3
Garden Segment								
Adjusted EBIT	n/a	n/a	n/a	n/a	57.8	65.0	57.8	65.0
Net Controllable Assets	n/a	n/a	n/a	n/a	300.0	264.7	300.0	264.7

The following table reflects the percentage of the performance targets satisfied for each fiscal year and the most recent cumulative period for each performance-based option award:

	Percentage of Performance Targets Satisfied				Percentage of Options Earned To Date
	Fiscal 2008	Fiscal 2009	Fiscal 2010	Cumulative Period	
Fiscal 2008 Awards	60-75%	100%	100%	100%	60%
Fiscal 2009 Awards	—	100%	100%	100%	40%
Fiscal 2010 Awards	—	—	100%	100%	20%

Based on the fact that 100% of the performance targets for the named executive officers have been satisfied to date for the performance-based options granted in fiscal 2008, 2009 and 2010, the Committee currently believes that there is a high probability that the majority of the targets with respect to the remaining fiscal years will be satisfied. Executives must generally be employed by the Company at the time of vesting to exercise the options.

The Company does not have a program or practice of timing option grants in connection with the release of material non-public information.

Restricted Stock

The Company has historically utilized stock options as a principal means of providing its executive officers with equity incentive compensation. However, the Company has made grants of restricted stock to several executive officers upon the commencement of employment or in connection with arrangements providing for a post-termination consulting relationship with the Company and their entry into confidentiality and non-competition agreements. Generally, restricted stock vests, and the restrictions on transfer lapse, in accordance with a schedule determined by the Committee. The Committee has the authority to accelerate the time at which restrictions lapse, and/or remove restrictions, on previously granted restricted stock.

In fiscal 2010, the Committee granted Mr. Brown a restricted stock award for 50,000 shares of Class A common stock. The restricted shares vest in increments of 33-1/3% on the third, fourth and fifth anniversaries of the date of the grant, subject to the satisfaction of certain annual or cumulative Adjusted EBIT and Net Controllable Assets targets for each of the fiscal years ending September 2012, 2013 and 2014. The targets are the same as those used for the performance-based options granted in fiscal 2010.

Stock Ownership Requirements

The Company does not have any stock ownership requirements or any policy limiting an executives ability to hedge the risks of stock ownership.

Post-Employment Arrangements

Under the terms of the Company's employment agreements and non-compete and post-employment consulting agreements, the named executive officers, other than Mr. Brown, are entitled to payments and benefits upon the occurrence of specified events, including termination of employment. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, or that will be paid to Mr. Booth pursuant to his separation agreement, are described below in detail in the section titled "Potential Payments Upon Termination" on page 30. The Company's equity-based compensation plans and employment agreements do not provide for special payments to the named executive officers upon a change-in-control of the Company.

In the case of each employment agreement, the terms of these arrangements were set through the course of arms-length negotiations with each of the named executive officers. As part of these negotiations, the Committee analyzed the terms of the same or similar arrangements for comparable executives employed by some companies in our peer group. This approach was used in setting the amounts payable and the triggering events under the arrangements. These provisions were intended to provide the individuals with a fixed amount of compensation that would offset the potential risk of leaving their prior employer or foregoing other opportunities to join or remain with the Company. The Committee considered the aggregate potential obligations of the Company in the context of the desirability of hiring the individual and the expected compensation upon joining the Company.

The non-compete and post-termination consulting agreements are intended to protect, to the maximum extent permitted by law, the Company's confidential information, and payments thereunder are conditioned upon the executive not going to work for one of our principal competitors within a specified period of time following separation from the Company.

Benefits and Perquisites

In addition to qualified retirement plans generally available to employees and nonqualified deferred compensation plans available to senior executives, the Company provides its executives with benefits such as medical, dental, life and disability insurance and other benefits that are generally available to full time employees. The Company pays for a leased automobile or car allowance for the named executive officers, except for Mr. Brown.

Accounting and Tax Treatment

In determining executive compensation, the Committee considers, among other factors, the possible tax consequences to the Company and to the executives. However, the Committee believes that it is important to retain flexibility in designing compensation programs that meet the Company's stated objectives. For this reason, the Committee will not necessarily limit compensation to those levels or types of compensation that will be tax deductible. The Committee does of course consider alternative forms of compensation, consistent with the Company's compensation goals, that preserve deductibility.

Section 162(m) of the Internal Revenue Code generally does not allow a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer or any of the four other most highly compensated executive officers unless the compensation is paid based solely on the attainment of one or more pre-established objective performance goals and certain other requirements are met. To date, the Company's non-equity compensation plans have generally not been designed to permit the Company to grant awards that qualify for deductibility under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended on September 25, 2010. This report is provided by the following independent directors, who comprise the Compensation Committee:

JOHN B. BALOUSEK, *Chairman*
ALFRED A. PIERGALLINI

Compensation of Executive Officers

Set forth below is the compensation paid to the Company's Chief Executive Officer and Chief Financial Officer and certain other present or former executive officers during our three fiscal years ended on September 25, 2010.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
William E. Brown	2008	$409,994	$215,000	—	$ 207,500	—	—	$12,598	$ 845,092
Chairman and Chief	2009	$640,769	$487,500	$216,000	$1,906,000	—	—	$13,584	$3,263,853
Executive Officer(6)	2010	$650,000	(7)	$449,500	$ 482,400	—	—	$13,381	$1,595,281
Stuart W. Booth	2008	$380,000	$133,000	—	$ 99,200	—	$3,034	$38,321	$ 653,555
Senior Vice	2009	$380,000	$190,000	—	—	—	—	$38,037	$ 608,037
President and Chief Financial Officer(8)	2010	$416,616	$133,333	—	$ 228,340	—	—	$72,107	$ 850,396
Glen R. Fleischer	2009	$306,462	$153,231	$320,000	$ 381,000	—	—	$16,640	$1,177,333
President of Pet Products Division(9)	2010	$415,000	(7)	—	$ 222,440	—	—	$18,989	$ 656,429
Michael A. Reed	2008	$410,020	$155,000	—	$ 148,800	—	—	$25,620	$ 739,440
Executive Vice	2009	$425,000	$250,000	—	$ 173,250	—	—	$21,848	$ 870,098
President (10)	2010	$425,000	(7)	—	$ 241,200	—	—	$21,621	$ 687,821
Jeffrey A. Blade	2009	$ 6,154	—	$436,800	$ 156,500	—	—	—	$ 599,454
Former Senior Vice President and Chief Financial Officer(11)	2010	$184,615	—	—	—	—	—	$22,127	$ 206,742

(1) Bonuses for fiscal 2008 were paid in shares of Class A Common Stock based on the $7.76 per share closing price of the Company's Class A Common Stock on March 26, 2009.

(2) This column represents the grant date fair value in accordance with ASC 718. These amounts do not represent the actual value that may be realized by the named executive officers.

(3) This column represents the grant date fair value in accordance with ASC 718. Please refer to Note 12, "Stock-Based Compensation", in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on November 19, 2010 for the relevant assumptions used to determine the compensation cost of our stock and option awards. These amounts do not represent the actual value, if any, that may be realized by the named executive officers.

(4) Amounts represent above market interest earnings on non-qualified deferred compensation.

(5) The components of the "All Other Compensation" column for fiscal 2010 are detailed in the following table:

Description	Brown	Booth	Fleischer	Reed	Blade
Company matching contribution to 401(k) plan	$ 2,500	—	$ 2,554	$ 3,050	$ 231
Medical and life insurance premiums	$10,881	$11,157	$ 4,435	$ 7,771	$ 5,293
Car allowance or lease	—	$18,981	$12,000	$10,800	—
Mortgage differential	—	—	—	—	$16,603
Severance	—	$34,834	—	—	—
Tax gross-up payments	—	$ 7,135	—	—	—

(6) Mr. Brown was reappointed as Chief Executive Officer effective October 22, 2007.

(7) Bonuses for fiscal 2010 have not yet been determined.

(8) Includes $58,461 of accrued vacation paid in November 2009. Mr. Booth resigned as Chief Financial Officer effective September 8, 2009. He was re-appointed Chief Financial Officer effective January 14, 2010 and served in that capacity until December 1, 2010.

(9) Mr. Fleischer was appointed President of Pet Products Division effective January 14, 2009.

(10) Mr. Reed was appointed Executive Vice President effective October 30, 2007.

(11) Mr. Blade was appointed as Chief Financial Officer effective September 8, 2009 and resigned effective January 14, 2010. His restricted stock and option awards were unvested and terminated upon his resignation.

Employment Agreement – Glen R. Fleischer

On January 14, 2009, the Company entered into an Employment Agreement with Glen R. Fleischer. This employment agreement provides that Mr. Fleischer will serve as President of the Company's Pet Products division at an annual minimum salary of $415,000. He is also eligible for an annual bonus, targeted at 50% of base compensation with a maximum payout of 100%, subject to his and the Company's performance. The agreement has an indeterminate term, unless terminated earlier for his dismissal with cause, death or disability. If the Company terminates Mr. Fleischer without cause, he will continue to receive his base salary and health insurance benefits for nine months, subject to Mr. Fleischer's execution of a general release of claims.

GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to the named current and former executive officers during fiscal 2010, which ended on September 25, 2010. The option awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal Year End table.

Name	Grant Date (1)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Option Awards: Number of Securities Underlying Options (# shares)	Exercise or Base Price of Option Awards ($/Sh) (3)	Grant Date Fair Value of Stock and Option Awards (4)
		Threshold (# shares)	Target (# shares)	Maximum (# shares)			
William E. Brown	6/4/2010	—	180,000	180,000	—	$8.99	$482,400
	6/4/2010	—	—	—	50,000(5)	—	$449,500
Stuart W. Booth	1/15/2010	—	50,000	50,000	—	$9.41	$126,500
	6/4/2010	—	38,000	38,000	—	$8.99	$101,840
Glen R. Fleischer	6/4/2010	—	83,000	83,000	—	$8.99	$222,440
Michael A Reed	6/4/2010	—	90,000	90,000	—	$8.99	$241,200
Jeffrey A. Blade	—	—	—	—	—	—	—

(1) Class A Common Stock.

(2) The options granted to each of Messrs. Brown, Booth, Fleischer and Reed in June 2010 vest in increments of 20% upon each of the first, second, third, fourth and fifth anniversaries of the grant date, subject to the satisfaction of certain annual or cumulative performance targets for each of the fiscal years ending September 2010, 2011, 2012, 2013 and 2014. The options granted to Mr. Booth in January 2010 vest in five equal annual installments beginning April 14, 2010, subject to the satisfaction of certain annual or cumulative performance targets for each of the fiscal years ending September 2009, 2010, 2011, 2012 and 2013. The performance targets are (i) "Adjusted EBIT" and (ii) "Net Controllable Assets". There are separate targets for each of the Company, the Pet business and the Garden business. If the targets in a particular year are not met, the employee can still vest in the options if the Company's cumulative performance exceeds the cumulative targets in subsequent years. Executives must generally be employed by the Company at the time of vesting to exercise the options. Under the terms of the Company's 2003 Omnibus Equity Incentive Plan, the Compensation Committee retains discretion, subject to plan limits, to modify the terms of outstanding options.

(3) All options listed in the table were granted at the closing market price on the date of grant.

(4) The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to ASC 718. Please refer to Note 12, "Stock-Based Compensation", in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on November 19, 2010 for the relevant assumptions used to determine the valuation of our stock and option awards.

(5) The restricted shares granted to Mr. Brown vest in increments of 33-1/3% on the third, fourth and fifth anniversaries of the date of the grant, subject to the satisfaction of certain annual or cumulative Adjusted EBIT and Net Controllable Assets targets for each of the fiscal years ending September 2012, 2013 and 2014.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding equity awards held by the named current and former executive officers at the end of fiscal 2010, which ended on September 25, 2010.

Name	Option Awards					Stock Awards			
	Number of Shares Underlying Unexercised Options Exercisable	Number of Shares Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Shares Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William E. Brown	5,600(2)	8,400(2)	—	$12.92	12/9/2013	—	—	—	—
	11,200(3)	16,800(3)	—	$12.83	12/9/2013	—	—	—	—
	5,600(2)	8,400(2)	—	$15.22	12/14/2013	—	—	—	—
	11,200(3)	16,800(3)	—	$15.11	12/14/2013	—	—	—	—
	100,000(2)	50,000(2)	100,000(2)	$10.00	6/18/2014	—	—	—	—
	100,000(2)	50,000(2)	100,000(2)	$12.50	6/18/2014	—	—	—	—
	100,000(2)	50,000(2)	100,000(2)	$15.00	6/18/2014	—	—	—	—
	100,000(3)	50,000(3)	100,000(3)	$10.00	6/18/2014	—	—	—	—
	100,000(3)	50,000(3)	100,000(3)	$12.50	6/18/2014	—	—	—	—
	100,000(3)	50,000(3)	100,000(3)	$15.00	6/18/2014	—	—	—	—
	50,000(2)	50,000(2)	150,000(2)	$10.00	4/14/2015	—	—	—	—
	50,000(2)	50,000(2)	150,000(2)	$12.50	4/14/2015	—	—	—	—
	50,000(2)	50,000(2)	150,000(2)	$15.00	4/14/2015	—	—	—	—
	50,000(3)	50,000(3)	150,000(3)	$10.00	4/14/2015	—	—	—	—
	50,000(3)	50,000(3)	150,000(3)	$12.50	4/14/2015	—	—	—	—
	50,000(3)	50,000(3)	150,000(3)	$15.00	4/14/2015	—	—	—	—
	—	36,000(3)	144,000(3)	$ 8.99	6/4/2016	—	—	—	—
	—	—	—	—	—	50,000(3)	$508,000	—	—
Stuart W. Booth (4)	12,000(2)	—	—	$ 7.28	2/11/2011	—	—	—	—
	24,000(3)	—	—	$ 7.23	2/11/2011	—	—	—	—
	4,000(2)	6,000(2)	—	$12.92	12/9/2013	—	—	—	—
	8,000(3)	12,000(3)	—	$12.83	12/9/2013	—	—	—	—
	5,200(2)	7,800(2)	—	$15.22	12/14/2013	—	—	—	—
	10,400(3)	15,600(3)	—	$15.11	12/14/2013	—	—	—	—
	5,400(3)	21,600(3)	—	$13.83	5/23/2015	—	—	—	—
	32,000(3)	16,000(3)	32,000(3)	$ 4.60	3/4/2014	—	—	—	—
	10,000(3)	10,000(3)	30,000(3)	$ 9.41	4/15/2015	—	—	—	—
	—	7,600(3)	30,400(3)	$ 8.99	6/4/2016	—	—	—	—
	—	—	—	—	—	4,000(2)	$ 40,400	—	—
	—	—	—	—	—	8,000(3)	$ 81,280	—	—
Glen R. Fleischer (5)	18,750(3)	18,750(3)	37,500(3)	$ 7.76	3/4/2014	—	—	—	—
	20,000(3)	20,000(3)	60,000(3)	$ 8.00	4/14/2015	—	—	—	—
	—	16,600(3)	66,400(3)	$ 8.99	6/4/2016	—	—	—	—
	—	—	—	—	—	50,000(3)	$508,000	—	—
Michael A. Reed	15,000(2)	—	—	$ 7.28	2/11/2011	—	—	—	—
	30,000(3)	—	—	$ 7.23	2/11/2011			—	—
	2,800(2)	4,200(2)	—	$15.22	12/14/2013	—	—	—	—
	5,600(3)	8,400(3)	—	$15.11	12/14/2013	—	—	—	—
	6,000(3)	24,000(3)	—	$13.83	5/23/2015	—	—	—	—
	48,000(3)	24,000(3)	48,000(3)	$ 4.60	3/4/2014	—	—	—	—
	15,000(3)	15,000(3)	45,000(3)	$ 8.00	4/14/2015	—	—	—	—
	—	18,000(3)	72,000(3)	$ 8.99	6/4/2016	—	—	—	—
	—	—	—	—	—	6,000(2)	$ 60,600	—	—
	—	—	—	—	—	12,000(3)	$121,920	—	—
Jeffrey A. Blade (6)	—	—	—	—	—	—	—	—	—

(1) Market value was calculated based on the closing sale price of $10.10 per share for the Common Stock and $10.16 per share for the Class A Common Stock on September 24, 2010, the last trading day in fiscal 2010.

(2) Common Stock.

(3) Class A Common Stock.

(4) Mr. Booth resigned as Chief Financial Officer effective September 8, 2009. He was re-appointed Chief Financial Officer effective January 14, 2010 and served in that capacity until December 1, 2010. Mr. Booth has agreed to continue as a consultant during a transition period. Pursuant to a separation agreement dated April 1, 2009 as amended on January 14, 2010, his options will cease vesting 22 months following his termination.

(5) Mr. Fleischer was appointed President of Pet Products Division effective January 14, 2009.

(6) Mr. Blade resigned effective January 14, 2010, and his restricted stock and option awards were unvested and terminated upon his resignation.

OPTION EXERCISES AND STOCK VESTED

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by the named current and former executive officers during fiscal 2010, which ended on September 25, 2010.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**
William E. Brown	—	—	25,000(1)	$255,250
	—	—	25,000(2)	$242,500
Stuart W. Booth	—	—	2,000(1)	$ 20,420
	—	—	4,000(2)	$ 38,800
Glen R. Fleischer	—	—	—	—
Michael A. Reed	—	—	2,000(1)	$ 19,620
	—	—	4,000(2)	$ 35,960
Jeffrey A. Blade	—	—	—	—

(1) Company Common Stock.

(2) Company Class A Common Stock.

NONQUALIFIED DEFERRED COMPENSATION

The table below provides information on the executive non-qualified deferred compensation activity for the named current and former executive officers in fiscal 2010, which ended on September 25, 2010:

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
William E. Brown	—	—	—	—	—
Stuart W. Booth	—	—	$8,023	—	$193,489
Michael A. Reed	—	—	—	—	—
Glen R. Fleischer	—	—	—	—	—
Jeffrey A. Blade	—	—	—	—	—

The deferred compensation balances generally earn interest based on the prime rate plus 1%.

Equity Compensation Plan Information

The following table gives information about the Company's Common Stock and Class A Common Stock that may be issued upon the exercise of options, warrants and rights under its existing equity compensation plans as of September 25, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	11,082,521(1)	$10.39	7,509,862(2)
Equity compensation plans not approved by security holders	—	—	—
Total	11,082,521(1)	$10.39	7,509,862(2)

(1) Includes 2,188,300 shares of Common Stock and 8,670,118 shares of Class A Common Stock issuable upon exercise of options granted under the 2003 Omnibus Equity Incentive Plan and 224,103 shares of Class A Common Stock issuable upon exercise of options granted under the Nonemployee Director Equity Incentive Plan.

(2) Includes 2,684,126 shares of Common Stock and 4,141,898 shares of Class A Common Stock available for issuance under the 2003 Omnibus Equity Incentive Plan and 112,055 shares of Common Stock and 571,783 shares of Class A Common Stock available for issuance under the Nonemployee Director Equity Incentive Plan.

Potential Payments Upon Termination

SEC regulations require that the Company estimate the value of severance benefits payable to the named executive officers assuming that the triggering event (a termination without cause) occurred on September 25, 2010, the last day of the Company's 2010 fiscal year.

As a general matter, potential payments upon termination or change in control are not part of the Company's compensation objectives and are not used, except (i) when necessary to recruit new executives and (ii) to secure non-compete and post-termination consulting agreements that are intended to protect the Company's confidential information and conditioned upon the executive not going to work for one of the Company's principal competitors. The Company's equity-based compensation plans and employment agreements do not provide for special payments to the Company's named executive officers upon a change-in-control of the Company. As a result, the Compensation Committee's decisions regarding other compensation elements are not impacted by these arrangements.

Name	Salary Continuation	Post Employment Consulting Payments	Health and Employee Benefits	Accrued Vacation	Other	Total
William E. Brown	—	—	—	$75,000	—	$ 75,000
Glen R. Fleischer	$311,250	$62,250	—	$31,923	—	$405,423
Michael A. Reed	—	$65,827	—	$49,038	—	$114,865
Stuart W. Booth (1)	$300,000	$60,000	$22,740	$15,385	—	$398,125
Jeffrey A. Blade (2)	—	—	—	—	—	—

(1) The amounts for Mr. Booth reflect the payments owed to him pursuant to a separation agreement dated April 1, 2009, as amended on January 14, 2010.

(2) The amounts for Mr. Blade reflect payments made to him in connection with his resignation effective January 14, 2010.

Stuart W. Booth

On April 1, 2009, the Company entered into a Separation Agreement with Stuart W. Booth. The separation agreement was amended on January 14, 2010. Pursuant to the amended separation agreement, Mr. Booth agreed to return as interim Chief Financial Officer until a replacement was hired and to continue as an employee for a reasonable period thereafter (the "Transition Period") during which the Company agreed to pay Mr. Booth an annualized base salary of $400,000. During the Transition Period, Mr. Booth is also eligible for a transition bonus of $16,667 per month for each full month, payable upon the end of the Transition Period. At the conclusion of the Transition Period, Mr. Booth will become eligible to receive severance of $33,333 per month for nine months. Pursuant to the amended separation agreement, Mr. Booth committed to make himself available to the Company for certain consulting services for two years after termination of employment with the Company. Mr. Booth will receive $2,500 per month and reimbursement of expenses for such consulting services. In addition, Mr. Booth's stock options and restricted stock will continue to vest for 22 months.

The Company will pay Mr. Booth's COBRA health insurance continuation coverage for him, his spouse and eligible dependents for 18 months after he ceases to receive the severance payments from the Company. Mr. Booth will reimburse the Company an amount for this COBRA coverage comparable to the employee contribution amounts paid by senior executives of the Company. Thereafter, the Company will continue comparable health insurance coverage through HIPPA coverage for Mr. Booth, his spouse and his eligible dependents until his spouse reaches the age of 66 or until they become eligible for coverage under another group health care plan, whichever comes first. The Company's contribution to such coverage will be the actual expense of such coverage up to a maximum of $1,400 per month.

Glen R. Fleischer

On January 14, 2009, the Company entered into an Employment Agreement with Glen R. Fleischer. This employment agreement provides that Mr. Fleischer will serve as the President of the Company's Pet Products division at an annual salary of $415,000. He is also eligible for an annual bonus targeted at 50% of his base compensation, subject to his and the Company's performance. In addition, Mr. Fleischer received a grant of 50,000 restricted shares of the Company's Class A Common Stock and 175,000 performance based stock options to purchase the Company's Class A Common Stock. If the Company terminates Mr. Fleischer without cause, he will be entitled to severance pay of his base salary for a nine-month period. Cause is defined in the employment agreement as follows: (a) an act or omission constituting negligence or misconduct which is materially injurious to the Company; (b) failure to comply with the lawful directives of the Board of Directors; (c) a material violation of the Employment Agreement by Mr. Fleischer, which is not cured within 30 days after written notice thereof; (d) failure to perform in a manner acceptable to the Company after written notice an opportunity to cure; (e) the abuse of alcohol or drugs; (f) fraud, theft or embezzlement of Company assets, criminal conduct or any other act of moral turpitude that is materially injurious to the Company; (g) a material violation of any securities law, regulation or compliance policy of the Company and (h) executive's death or incapacity exceeding four months.

Mr. Fleischer is also party to a Post-Employment Consulting Agreement pursuant to which he has committed to make himself available to the Company for consulting services for 20 to 30 hours per month for one year after termination of employment with the Company. Mr. Fleischer will receive 15% of his base salary at the time of his termination of employment with the Company, payable in 12 equal monthly payments, for such consulting services. This agreement contains confidentiality and non-competition provisions.

Michael A. Reed

Mr. Reed is a party to a Post-Employment Consulting Agreement pursuant to which he has committed to make himself available to the Company for consulting services for 10 hours per month for two years after termination of employment with the Company. Mr. Reed will receive approximately $2,650 per month (subject to a 2% annual increase) for such consulting services. This agreement contains confidentiality and non-competition provisions.

Review, Approval or Ratification of Transactions with Related Persons

The Company's Board of Directors has adopted a written related person transactions policy. The Audit Committee reviews the material facts of all interested transactions that require the Audit Committee's approval and either approves or disapproves of the entry into any transaction in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) the Company is a participant, and (3) any executive officer, director or greater than five percent beneficial owner of the Company's Common Stock (or an immediate family member of any of the foregoing) has or will have a direct or indirect interest. In determining whether to approve or ratify an interested transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. If a director is a related party of an interested transaction he or she shall not participate in any discussion or approval of that interested transaction, except that the director shall provide all material information concerning the interested transaction to the Audit Committee. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for the Company's management to follow in its ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the related party to see that they are in compliance with the Committee's guidelines and that the interested transaction remains appropriate.

Transactions with the Company

Brooks M. Pennington

Brooks M. Pennington III, a director of the Company standing for re-election, is a minority stockholder and a director of Bio Plus, Inc., a company that produces granular peanut hulls. During the fiscal year ended on September 25, 2010, Bio Plus, Inc.'s revenues from sales to subsidiaries of the Company were approximately $0.9 million. As of September 25, 2010, the Company owed Bio Plus, Inc. approximately $3,000 for such purchases.

On July 1, 2008, the Company and Mr. Pennington entered into a Modification and Extension of the Employment and Non-Compete Agreement dated February 27, 1998, as amended June 2, 2003 and April 10, 2006. This modified and extended agreement provides that from the period from July 1, 2008 through February 28, 2012, Mr. Pennington would serve as Director of Special Projects for the Company. In this position, Mr. Pennington is expected to work a maximum of 650 hours per year for a base salary of $190,000 annually.

OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table indicates, as to each director, each named current and former executive officer and each holder known to the Company to be the beneficial owner of more than five percent of any class of the Company's common stock, the number of shares and percentage of the Company's stock beneficially owned as of December 20, 2010.

Beneficial Owner (1)	Number of Class B Shares	Number of Common Shares	Number of Class A Common Shares	Percent (2)	Percent of Total Voting Power(3)
Executive Officers:					
William E. Brown	1,646,007(4)	1,524,863(5)	3,652,485(6)	11.2%	53.6%
Glen R. Fleischer	—	—	88,750(7)	*	*
Michael A. Reed	—	29,893(8)	143,570(9)	*	*
Stuart W. Booth(10)	—	31,800(11)	126,874(12)	*	*
Jeffrey A. Blade(13)	—	—	—	—	—
Directors:					
John B. Balousek	—	55,160	72,099(14)	*	*
David N. Chichester	—	2,804	69,380(15)	*	*
Brooks M. Pennington III(16)	—	234,332(17)	444,913(18)	1.1%	*
Alfred A. Piergallini	—	8,979	70,067(19)	*	*
John R. Ranelli	—	5,000	10,149(20)	*	*
All directors and executive officers as a group (ten persons)(21)	1,646,007	1,892,831	4,670,041	13.6%	54.9%
Five Percent Stockholders:					
BlackRock, Inc.(22)	—	—	5,090,501	8.4%	—
The Vanguard Group, Inc.(23)	—	—	2,837,513	4.7%	—
Dimensional Fund Advisors LP(24)	—	1,138,492	2,255,924	5.6%	3.7%
Schroder Investment Management North America Inc.(25)	—	1,596,600	—	2.6%	5.2%
NorthPointe Capital, LLC(26)	—	1,382,393	—	2.3%	4.5%
Reed Conner & Birdwell, LLC(27)	—	—	2,323,711	3.8%	—

(*) Less than 1%.

(1) Unless otherwise indicated, the address of each beneficial owner listed below is 1340 Treat Blvd., Suite 600, Walnut Creek, CA 94597.

(2) Represents the number of shares of Class B Stock, Common Stock and Class A Common Stock beneficially owned by each stockholder as a percentage of the total number of shares of Class B Stock, Common Stock and Class A Common Stock outstanding.

(3) Represents the percentage of the voting power of each stockholder after giving effect to the disparate voting rights among the Class B Stock, Common Stock and Class A Common Stock . The voting powers of the Common Stock and the Class B Stock are identical in all respects, except that the holders of Common Stock are entitled to one vote per share and the holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast. Shares of Class A Common Stock generally have no voting rights unless otherwise required by Delaware law.

(4) Includes 45,548 shares for which Mr. Brown holds voting power pursuant to a voting agreement entered into on March 25, 2008.

(5) Includes 23,000 shares owned by his spouse. Mr. Brown disclaims beneficial ownership of the 23,000 shares held by his spouse. Includes 106,800 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(6) Includes 159,000 shares of Class A Common Stock held by various irrevocable family trusts. Mr. Brown and his spouse are co-trustees of the trusts, and the beneficiaries are immediate family members of Mr. Brown. Mr. Brown disclaims beneficial ownership of the shares held by the trusts. Includes 273,600 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(7) Includes 38,750 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(8) Includes 21,200 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(9) Includes 111,400 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(10) Mr. Booth resigned as Chief Financial Officer effective September 8, 2009. He was re-appointed Chief Financial Officer effective from January 14, 2010 and served in that capacity until December 1, 2010.

(11) Includes 27,800 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(12) Includes 103,000 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(13) Mr. Blade resigned as Chief Financial Officer effective January 14, 2010.

(14) Includes 56,087 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(15) Includes 37,193 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(16) The address of Mr. Pennington is 169 South Main Street; P.O. Box 231; Madison, GA 30650.

(17) Includes 10,800 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010. Includes 49,040 shares of Common Stock held by BPCB Partners, L.P., with respect to which Mr. Pennington has sole voting and dispositive power as the sole member of its general partner; 7,604 shares held by Pennington Management Company II, LLC, in which Mr. Pennington has an ownership interest and of which Mr. Pennington is the president; and 6,938 shares owned by his spouse. Mr. Pennington disclaims beneficial ownership of the 49,040 shares held by BPCB Partners, L.P. and Pennington Management Company II, LLC, except to the extent of his pecuniary interest therein, and the 6,938 shares held by his spouse.

(18) Includes 47,849 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010. Includes 98,080 shares of Class A Common Stock held by BPCB Partners, L.P., with respect to which Mr. Pennington has sole voting and dispositive power as the sole member of its general partner; 15,208 shares held by Pennington Management Company II, LLC, in which Mr. Pennington has an ownership interest and of which Mr. Pennington is the president; and 13,876 shares owned by his spouse. Mr. Pennington disclaims beneficial ownership of the 98,080 shares held by BPCB Partners, L.P. and Pennington Management Company II, LLC, except to the extent of his pecuniary interest therein, and the 13,876 shares held by his spouse.

(19) Includes 56,087 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(20) Includes 8,246 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of December 20, 2010.

(21) Reflects the information in the footnotes set forth above.

(22) The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. The foregoing information is solely from a Schedule 13G reflecting beneficial holdings of the Company's capital stock filed on January 9, 2010.

(23) The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. The foregoing information is solely from a Schedule 13G reflecting beneficial holdings of the Company's capital stock filed on February 5, 2010.

(24) The address of Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. The foregoing information is solely from two Schedules 13G/A reflecting beneficial holdings of the Company's capital stock each filed on February 8, 2010.

(25) The address of Schroder Investment Management North America Inc. is 875 Third Avenue, 21st Floor New York, NY 10022. The foregoing information is solely from a Schedule 13G/A reflecting beneficial holdings of the Company's capital stock filed on February 16, 2010.

(26) The address of NorthPointe Capital, LLC is 101 W. Big Beaver, Suite 745, Troy, Michigan 48084. The foregoing information is solely from a Schedule 13G/A reflecting beneficial holdings of the Company's capital stock filed on April 7, 2010.

(27) The address of Reed Conner & Birdwell, LLC is 11111 Santa Monica Boulevard, Suite 1700, Los Angeles, CA 90025. The foregoing information is solely from a Schedule 13G reflecting beneficial holdings of the Company's capital stock filed on June 25, 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during the period from September 26, 2009 to September 25, 2010 all filing requirements applicable to its executive officers, directors, and greater than 10% beneficial owners were complied with.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of its directors, officers and employees, including its principal executive officer, principal financial and accounting officer, controller and certain other senior financial personnel. The Code of Ethics, as amended, was filed as Exhibit 14 to the Company's annual report on Form 10-K for the fiscal year ended on September 24, 2005.

OTHER MATTERS

The accompanying proxy card grants the proxy holders discretionary authority, to the extent authorized by Rule 14a-4(c) under the Exchange Act, to vote on any matter raised at the Annual Meeting. As of the date of this proxy statement, there are no other matters which management intends to present or has reason to believe others will present at the meeting. If other matters properly come before the meeting, those who act as proxies will vote in accordance with their judgment.

STOCKHOLDER PROPOSALS

If any stockholder intends to present a proposal for action at the Company's annual meeting in February 2012 and wishes to have such proposal set forth in management's proxy statement, such stockholder must forward the proposal to the Company so that it is received on or before September 9, 2011. Proposals should be addressed to the Company at 1340 Treat Blvd., Suite 600, Walnut Creek, CA 94597, Attention: Corporate Secretary.

If a stockholder intends to submit a proposal at the Company's annual meeting in February 2012, which proposal is not intended to be included in the Company's proxy statement and form of proxy relating to that meeting, the stockholder should give appropriate notice no later than November 23, 2011. If such a stockholder fails to submit the proposal by such date, the stockholder may still submit a proposal at the meeting but Company will not be required to provide any information about the nature of the proposal in its proxy statement and the proxy holders will be allowed to use their discretionary voting authority if the proposal is raised at the Company's annual meeting in February 2012.

MANNER AND COST OF SOLICITATION

The Board of Directors of Central Garden & Pet Company is sending you this proxy statement in connection with its solicitation of proxies for use at the Company's Annual Meeting of Stockholders. Certain directors, officers and employees of the Company may solicit proxies on behalf of the Board of Directors by mail, phone, fax or in person. All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by the Company.

Dated: January 7, 2011

By Order of the Board of Directors



Lori A. Varlas, Secretary

APPENDIX A

COMPENSATION COMMITTEE CHARTER

(As amended December 6, 2010)

PURPOSE AND AUTHORITY:

The Compensation Committee (the "***Committee***") of the Board of Directors of Central Garden & Pet Company (the "***Company***") is appointed by the Board of Directors (the "***Board***") to discharge the Board's responsibilities with respect to all forms of compensation of the Company's executive officers, to administer the Company's equity incentive plans, and to produce an annual report on executive compensation for use in the Company's proxy statement. This Charter sets forth the authority and responsibility of the Committee for approving and evaluating executive officer compensation arrangements, plans, policies and programs of the Company, and for administering the Company's equity incentive plans for employees whether adopted prior to or after the date of adoption of this charter (the "***Stock Plans***").

MEMBERSHIP:

The Committee will consist of not less than two members of the Board, with the exact number being determined by the Board. Each of the members of the Committee will be (i) an "independent director" as defined under the rules of NASDAQ, as they may be amended from time to time (the "***Rules***"), except as may otherwise be permitted by such Rules, (ii) a "Non-Employee Director," as defined in Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and (iii) an "outside director" under Regulation Section 1.162-27 promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended. All members of the Committee will be appointed by, and shall serve at the discretion of, the Board.

The Board will select members of the Committee who will be approved by a majority vote of the Board. Committee members will serve during their respective term as a director, subject to earlier removal by a majority vote of the Board.

The chairman of the committee will be appointed by a majority vote of the Board. In the event that the Board fails to appoint a chairman, the members of the Committee may designate an acting chairman by majority vote of the Committee membership.

DUTIES AND RESPONSIBILITIES:

The principal processes of the Committee in carrying out its oversight responsibilities are set forth below. These processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate and may establish policies and procedures from time to time that it deems necessary or advisable in fulfilling its responsibilities.

1. The Committee will have the authority to determine the form and amount of compensation to be paid or awarded to all employees of the Company. The Committee may delegate authority to subcommittees of the Committee or to executive officers of the Company with respect to compensation determinations for persons who are not executive officers of the Company.

2. The Committee will have the sole authority and right, as and when it shall determine to be necessary or appropriate to the functions of the Committee, at the expense of the Company and not at the expense of the members of the Committee, to retain and terminate compensation consultants, legal counsel and other advisors of its choosing to assist the Committee in connection with its functions. The Committee shall have the sole authority to approve the fees and other retention terms of such advisors. The Company shall provide for appropriate

funding, as determined by the Committee, for payment of compensation to any such advisors employed by the Committee pursuant to this charter. Before selecting any compensation consultants, legal counsel or other advisors described above, the Committee will consider the following factors:

(a) the provision of other services to the Company by the compensation consultant, legal counsel, or other adviser;

(b) the amount of fees received from the Company by the compensation consultant, legal counsel, or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel, or other adviser;

(c) the policies and procedures of the compensation consultant, legal counsel, or other adviser that are designed to prevent conflicts of interest;

(d) any business or personal relationship of the compensation consultant, legal counsel, or other adviser with a member of the Committee; and

(e) any stock of the Company owned by the compensation consultant, legal counsel, or other adviser.

3. The Committee will annually review and approve the corporate goals and objectives relevant to CEO compensation and evaluate the CEO performance in light of these goals and objectives. Based on this evaluation, the Committee will make and annually review decisions respecting (i) salary paid to the CEO, (ii) the grant of all cash-based bonuses and equity compensation to the CEO, (iii) the entering into or amendment or extension of any employment contract or similar arrangement with the CEO, (iv) any CEO severance or change in control arrangement, and (v) any other CEO compensation matters as from time to time directed by the Board. In determining the long-term incentive component of the CEO's compensation, the Committee will consider, among other things, the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at companies that the Committee determines comparable based on factors it selects, and the incentive awards given to the Company's CEO in prior years.

4. The Committee will annually review and approve the corporate goals and objectives relevant to executive officers' compensation. In light of these goals and objectives, the Committee will make and annually review decisions respecting (i) salary paid to the executive officers, (ii) the grant of cash-based bonuses and equity compensation provided to the executive officers, (iii) the entering into or amendment or extension of any employment contract or similar arrangement with the executive officers, (iv) executive officers' severance or change in control arrangement, and (v) any other executive officer compensation matters as from time to time directed by the Board. In determining the long-term incentive component of the executive officer's compensation, the Committee will consider, among other things, the Company's performance and relative shareholder return, the value of similar incentive awards to executive officers at companies that the Committee determines comparable based on factors it selects, and the incentive awards given to the Company's executive officers in prior years.

5. The Committee will annually review and make recommendations to the Board with respect to adoption and approval of, or amendments to, all cash-based and equity-based incentive compensation plans and arrangements, and the shares and amounts reserved thereunder after taking into consideration the Company's strategy of long-term and equity-based compensation.

6. The Committee will: (i) approve grants of stock, stock options or stock purchase rights to individuals eligible for such grants (including grants in compliance with Rule 16b-3 promulgated under the Exchange Act to individuals who are subject to Section 16 of the Exchange Act); (ii) interpret the Stock Plans and agreements thereunder; and (iii) determine acceptable forms of consideration for stock acquired pursuant to the Stock Plans. The Committee may delegate to the Company's Executive Committee or Chief Executive Officer the authority to grant options to employees of the Company or of any subsidiary of the Company who are not directors or executive officers, provided that the total number of shares granted under such authority does not exceed 100,000

shares in the aggregate or 10,000 shares to any individual grantee (adjusted for stock splits and similar events) in any fiscal year, or any other limit subsequently established by resolution of the Board of Directors and, provided further, that the price per share is no less than the fair market value of the Company's common stock on the date of grant.

7. The Committee will periodically review the Company's procedures with respect to employee loans, and will not approve any arrangement in which the Company, directly or indirectly, extends or maintains credit, arranges for the extension of credit or renews an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

8. The Committee will prepare an annual report on executive compensation to the Company's stockholders for inclusion in the proxy statement for the Company's annual meeting in accordance with the rules and regulations of the Securities and Exchange Commission.

9. The Committee will make regular reports to the Board.

10. The Committee will review this Charter annually and recommend to the Board any changes it determines are appropriate.

11. The Committee will perform any other activities required by applicable law, rules or regulations, including the rules of the Securities and Exchange Commission and any exchange or market on which the Company's capital stock is traded, and perform other activities that are consistent with this charter, the Company's certificate of incorporation and bylaws, and governing laws, as the Committee or the Board deems necessary or appropriate.

12. To review at least annually the Company's recoupment policy for the recovery or erroneously awarded compensation.

13. To review the Say on Pay proposal in the Company's annual proxy statement.

MEETINGS:

Meetings of the Committee will be held from time to time, but no less than quarterly, in response to the needs of the Board or as otherwise determined by the chairman of such Committee. In lieu of a meeting, the Committee may also act by unanimous written consent resolution.

MINUTES:

The Committee will maintain written minutes of its meetings, and will file such minutes with the minutes of the meetings of the Board.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 25, 2010
Commission File Number 1-33268

CENTRAL GARDEN & PET COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**68-0275553**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**

1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597
(Address of principal executive offices) (Zip Code)
Telephone Number: (925) 948-4000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	**Nasdaq**
Class A Common Stock	**Nasdaq**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At March 27, 2010, the aggregate market value of the registrant's Common Stock, Class A Common Stock and Class B Stock held by non-affiliates of the registrant was approximately $155.8 million, $391.9 million and $64,000, respectively.

At October 31, 2010, the number of shares outstanding of the registrant's Common Stock was 16,265,492 and the number of shares of Class A Common Stock was 43,759,780. In addition, on such date, the registrant had outstanding 1,652,262 shares of its Class B Stock, which are convertible into Common Stock on a share-for-share basis.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Company's 2011 Annual Meeting of Stockholders – Part III of this Form 10-K.

Central Garden & Pet Company
Index to Annual Report on Form 10-K
For the fiscal year ended September 25, 2010

FORWARD-LOOKING STATEMENTS

This Form 10-K includes "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this Form 10-K, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this Form 10-K are set forth in this Form 10-K, including the factors described in the section entitled "Item 1A – Risk Factors." If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

- seasonality and fluctuations in our operating results and cash flow;
- fluctuations in market prices for seeds and grains;
- declines in consumer spending during economic downturns;
- inflation, deflation and other adverse macro-economic conditions;
- supply shortages in small animals and pet birds;
- adverse weather conditions;
- fluctuations in energy prices, fuel and related petrochemical costs;
- access to and cost of additional capital
- dependence on a few customers for a significant portion of our business;
- consolidation trends in the retail industry;
- uncertainty about new product innovations and marketing programs;
- competition in our industries;
- risks associated with our acquisition strategy;
- dependence upon our key executive officers;
- implementation of a new enterprise resource planning information technology system;
- potential environmental liabilities;
- risk associated with international sourcing;
- litigation and product liability claims;
- the voting power associated with our Class B stock; and
- potential dilution from issuance of authorized shares.

MARKET, RANKING AND OTHER DATA

The data included in this Form 10-K regarding markets and ranking, including the size of certain markets and our position and the position of our competitors and products within these markets, are based on both independent industry publications, including Packaged Facts, Lawn & Garden Products in the U.S. 2009; Mintel, Pet Food and Supplies 2009; Packaged Facts, Pet Food in the U.S., 2009; American Pet Products Association (APPA) National Pet Owners Survey 2009-2010 and our estimates based on management's knowledge and experience in the markets in which we operate. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this Form 10-K. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. As a result, you should be aware that market, ranking and other similar data included in this Form 10-K, and estimates and beliefs based on that data, may not be reliable.

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PART I

Item 1. Business

BUSINESS

Our Company

Central Garden & Pet Company ("Central") is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $28 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra-premium pet food markets in the categories in which we participate to be approximately $17 billion. As of 2010, the total lawn and garden industry in the United States is estimated to be approximately $24 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $6 billion.

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food and treats, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners, food and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including Adams™, Altosid, Aqueon®, Avoderm®, BioSpot®, Coralife®, Farnam®, Four Paws®, Interpet, Kaytee®, Kent Marine®, Nylabone®, Oceanic Systems®, Pet Select®, Pre-Strike®, Pinnacle®, Super Pet®, TFH®, Zilla® and Zodiac®.

Our lawn and garden supplies products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including AMDRO®, GKI/Bethlehem Lighting®, Grant's™, Ironite®, Lilly Miller®, Matthews Four Seasons™, New England Pottery®, Norcal Pottery®, Pennington®, Over'n Out®, Sevin®, Smart Seed® and The Rebels®.

In fiscal 2010, our consolidated net sales were $1.5 billion, of which our lawn and garden segment, or Garden Products, accounted for approximately $683.1 million and our pet segment, or Pet Products, accounted for approximately $840.5 million. In fiscal 2010, our income from operations was $109.1 million, of which Garden Products accounted for $53.0 million and Pet Products accounted for $97.9 million, before corporate expenses and eliminations of $41.8 million. See Note 17 to our consolidated financial statements for financial information about our two operating segments.

We were incorporated in Delaware in June 1992 and are the successor to a California corporation that was incorporated in 1955. Our executive offices are located at 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597, and our telephone number is (925) 948-4000. Our website is www.central.com. The information on our website is not incorporated by reference in this annual report.

Recent Developments

Fiscal 2010 Operating Performance. Although we continued to improve our operations by lowering expenses and improving gross margins, we were impacted by decreased revenues.

Financial summary:

- Net sales for fiscal 2010 decreased $91 million, or 5.6%, to $1.5 billion.
- Net earnings for fiscal 2010 were $45.8 million, or $0.70 per share on a diluted basis.

- Gross margin increased 110 basis points in fiscal 2010 to 33.8%.
- Selling, general & administrative expenses decreased $7 million, or 1.8%, to $394 million in fiscal 2010.
- During fiscal 2010, we recognized a non-cash $12.0 million impairment charge on an indefinite-lived intangible asset in Pet Products, reflecting the continuing challenging economic environment and the deterioration of the market since the intangible asset's acquisition in 2006.
- We generated cash flows from operating activities of approximately $135 million during fiscal 2010 and have a cash balance of approximately $91 million at September 25, 2010.
- We refinanced our long-term debt by issuing $400 million 8.25% senior subordinated notes due 2018, retiring the $150 million 9.125% senior subordinated notes due 2013 (the "2013 Notes") and entering into a new five-year senior secured revolving credit facility.

Senior Credit Facility – On June 25, 2010, we entered into an Amended and Restated Credit Agreement with respect to a five-year senior secured revolving credit facility (the "Credit Facility") in an aggregate principal amount of $275 million. We have the option to increase the size of the Credit Facility by an additional $200 million of incremental term loans and/or revolving loans should we exercise our option and one or more lenders are willing to make such increased amounts available to us.

Senior Subordinated Notes – In March 2010, we issued $400 million aggregate principal amount of 8.25% senior subordinated notes due March 1, 2018 (the "2018 Notes"). The 2018 Notes are unconditionally guaranteed on a senior subordinated basis by each of our existing and future domestic restricted subsidiaries with certain exceptions. We used the net proceeds from the offering, together with available cash, to purchase our outstanding 2013 Notes, pay the outstanding $267.1 million indebtedness under our senior term loan, and pay fees and expenses related to the offering. As a result of our issuance of the $400 million 2018 Notes, we expect our annual interest expense to be at least $34 million.

Repurchase of Company Stock – During fiscal 2010, we repurchased $65.8 million of our common stock which consisted of 2.5 million shares of our voting common stock (CENT) at an aggregate cost of approximately $25.0 million, or approximately $9.90 per share and 4.3 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $40.8 million, or approximately $9.54 per share. On July 15, 2010, our Board of Directors authorized a new $100 million share repurchase program, under which approximately $81 million is available for repurchases in fiscal 2011 and thereafter.

Competitive Strengths

We believe we have the following competitive strengths which serve as the foundation of our business strategy:

- *Market Leadership Positions Built on a Strong Brand Portfolio.* We are one of the leaders in the premium branded U.S. pet supplies market and in the U.S. consumer lawn and garden supplies market. We have a diversified portfolio of brands, most of which we believe are among the leading brands in their respective U.S. market categories. The majority of our brands have been marketed and sold for more than 20 years.
- *Innovative New Products.* We have developed a reputation for introducing innovative and high quality products. We continuously seek to introduce new products at a reasonable cost, both as complementary extensions of existing product lines and as new product categories. We have received approximately 22 industry awards for our new pet products in the last three years.

- *Strong Relationships with Retailers.* We have developed strong relationships with major and independent retailers through product innovation, premium brand names, broad product offerings, proprietary sales and logistics capabilities and a high level of customer service. Major retailers value the efficiency of dealing with suppliers with national scope and strong brands. These strengths have made us one of the largest pet supplies vendors to PETsMART, PETCO and Wal*Mart and among the largest lawn and garden supplies vendors to Wal*Mart, Home Depot and Lowe's. Our ability to service large retailers, to meet their unique needs for packaging and point of sale displays and to offer new innovative products provides us with a competitive advantage. Independent retailers value our high level of customer service and broad array of premium branded products. We are a leading supplier to independent pet supplies retailers in the United States.
- *Favorable Long-Term Industry Characteristics.* The pet and lawn and garden supplies markets in the U.S. have grown and are expected to continue to grow over the long-term due to favorable demographic and leisure trends. The key demographics bolstering our markets are the growth rates in the number of children under 18 and the number of adults over age 55. Households with children tend to own more pets, and adults over 55 are more likely to be "empty nesters" who keep pets as companions and have more disposable income and leisure time available for both pets and garden activities. According to the 2009-2010 APPA National Pet Owners Survey, the number of U.S. pet owners in recent years has reached record highs, with 71 million households, or 62%, owning a pet.
- *Sales and Logistics Networks.* We are a leading supplier to independent specialty retailers for the pet and lawn and garden supplies markets through our sales and logistics networks. We believe our sales and logistics networks give us a significant competitive advantage over other suppliers. These networks provide us with key access to independent pet specialty retail stores and retail lawn and garden customers that require two-step distribution for our branded products facilitating:
  - acquisition and maintenance of premium shelf placement;
  - prompt product replenishment;
  - customization of retailer programs;
  - quick responses to changing customer and retailer preferences;
  - rapid deployment and feedback for new products; and
  - immediate exposure for new internally developed and acquired brands.

  We plan to continue to utilize our team of dedicated sales people and our sales and logistics networks to expand sales of our branded products.
- *Experienced and Incentivized Management Team.* Our senior management team has significant experience in the pet and lawn and garden supplies industries. William E. Brown, our Chairman and Chief Executive Officer, has over 30 years of industry experience. Mr. Brown also owns approximately 10% of our outstanding stock.

Business Strategy

Our objective is to increase market share, revenue, cash flow and profitability by enhancing our position as one of the leading companies in the U.S. pet supplies industry and lawn and garden supplies industry. To achieve our objective, we plan to capitalize on our strengths and the favorable industry trends by implementing the following key elements of our business strategy:

- *Build Existing Brands.* With our broad product assortment, strong brand names, strong sell-through and innovative products and packaging, we believe we can further strengthen our relationships with existing retailers to increase shelf space and sales. We believe that the strength of our major customers provides us with a solid foundation for future growth. We intend to gain market share in the home centers, mass market, grocery, specialty pet store and independent channels. We intend to add new retailers through marketing and sales personnel dedicated to these channels, as well as our innovative product introductions and packaging. We will continue to focus on using our sales and logistics network to emphasize sales of our higher margin, proprietary brands and to use efficient supply chain capabilities that enable us to provide retailers with high service levels and consistent in-stock positions.

- *Continue New Product and Packaging Innovation.* We will continue to build and leverage the strength of our leading brand names by introducing innovative new products and packaging, extending existing product lines and entering new product categories. Our product strategy seeks to capitalize on fulfilling consumer needs, our strong brand names, established customer relationships and history of product innovation. We have also made investments in our corporate sales and marketing infrastructure in the areas of product development, category management and key account sales support.
- *Improve Margins.* We believe there are opportunities to improve our gross and operating margins through increased sales of our higher margin, innovative branded products, targeted price increases and cost reductions and leveraging of our existing infrastructure. Since fiscal 2004, we have continued to consolidate our sales and logistics centers, made capital improvements and consolidated some of our manufacturing facilities to reduce costs and improve manufacturing efficiencies. As a result of our initiatives, gross margins have increased from 30.3% in fiscal 2004 to 33.8% in fiscal 2010.
- *Pursue Strategic Acquisitions.* We plan to continue to make selected strategic acquisitions of branded product companies that complement our existing brands and product offerings. Management has substantial experience in acquiring branded products companies. By leveraging our marketing, manufacturing and sales and logistics capabilities, we believe we can increase the sales and improve the operating efficiencies of acquired companies. We look for companies with the potential to have the top one or two brands in their respective categories. The characteristics we generally seek when evaluating target companies are strong brand names, high quality and innovative product offerings, an experienced management team and a history of organic earnings growth.
- *Reduce Our Investment In Working Capital.* We believe there are opportunities to continue to reduce our investment in working capital by focusing on specific balance sheet metrics. In fiscal 2009, each balance sheet metric improved substantially as we reduced inventory, collected receivables more efficiently and managed payables more effectively. As a result of our continued focus on working capital in 2010, our working capital accounts stabilized.

Products – General

The following table indicates each class of similar products which represented more than 10% of our consolidated net sales in the fiscal years presented (in millions).

Category	2010	2009	2008
Pet supplies (excluding bird feed)	$ 766.5	$ 756.8	$ 819.2
Garden chemicals and control products	255.5	270.5	247.6
Other garden supplies	196.0	211.8	232.6
Bird feed	168.9	200.7	199.7
Grass seed	136.7	174.5	206.3
Total	$1,523.6	$1,614.3	$1,705.4

Pet Products Business

Overview

We are one of the leading marketers and producers of premium branded pet supplies in the United States. We believe that most of our brands are the number one or two brands in their respective U.S. market categories. In addition, Pet Products operates the largest sales and logistics network in the industry, which strategically supports its brands. In fiscal 2010, Pet Products accounted for $840.5 million of our consolidated net sales and $97.9 million of our consolidated income from operations before corporate expenses and eliminations.

Industry Background

According to the 2009-2010 APPA National Pet Owners Survey, U.S. pet ownership is at its highest level, with 71 million households, or 62%, owning a pet. During the past decade, the number of pet-owning households increased 12%.

The pet industry includes live animals, food, supplies, veterinarian care and services. We operate primarily in the pet supplies segment of the industry. This segment includes: products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners and supplements, and information and knowledge resources; and products for horses and livestock. According to Mintel, U.S. retail sales of pet food and supplies in 2011 are expected to reach $29 billion, from $27 billion in 2008. Mintel also estimates that retail sales of pet supplies will reach $12.1 billion by 2014. We also operate in the ultra-premium category of dog and cat food and treats. Mintel estimates the total pet food market to be $18 billion in 2011. Packaged Facts asserts the pet food market is experiencing an "upscale thrust," featuring products that are natural, functional and address specific dietary needs of animals, primarily dogs and cats. We estimate the current applicable market opportunity for our high-end, ultra-premium dog and cat food and treats to be approximately $6.3 billion.

We believe this growth is due in significant part to favorable demographic and leisure trends, which we expect to continue, albeit potentially at a slower rate due to recessionary pressures in the broader U.S. economy. The key demographics bolstering the U.S. pet supplies market are the growth rates in the number of children under 18 and the number of adults over age 55. According to U.S. census data, 42% of the population will be 45 years or older by 2015. Households with children tend to own more pets, and adults over 55 are more likely to be "empty nesters" who keep pets as companions and have more disposable income and leisure time available for pets. In addition, many pet supplies products (e.g., dog and cat food, dog chews, bird food, grooming supplies, pest control, etc.) are routinely consumed and replenished.

The U.S. pet supplies market is highly fragmented with over 1,200 manufacturers, consisting primarily of small companies with limited product lines. The majority of these manufacturers do not have a captive sales and logistics network and must rely on us or other independent distributors to supply their products to regional pet specialty chains and independent retailers. According to Mintel, pet supplies sales are up 25 percent over the last five years, indicating the important place pets hold in American households. Consumers are treating their pets like members of their family and buying more high quality items, rather than just the necessities.

The pet food and supplies industry retail channel also remains fragmented, with approximately 8,000 independent pet supply stores in the United States and only two national specialty retailers, PETsMART and PETCO. These two "pet superstores" have grown rapidly, and pet products have also become a growing category in mass merchandisers, discounters and grocery outlets. PETsMART and PETCO typically offer the broadest product selection with competitive prices and a growing array of pet services. Mass merchandisers, supermarkets and discounters have historically carried a limited product assortment that features primarily pet food, but we believe these retailers are devoting more shelf space to meet increased consumer demand for premium pet supplies. Independent pet stores typically have a relatively broad product selection and attempt to differentiate themselves by offering premier brands and knowledgeable service. According to Mintel, over the past five years these independent retailers have been increasing their sales and outselling typical supermarket channels.

Proprietary Branded Pet Products

Our principal pet supplies categories are dog & cat, aquatics, bird & small animal/specialty pet food and animal health and nutrition products.

Dog & Cat. We are a leading marketer and producer of premium healthy edible and non-edible chews, ultra-premium dog and cat food, toys, collars, leashes, grooming supplies, pet carriers and other accessories, and information and knowledge resources featuring the brands Nylabone, Four Paws, TFH, Pet Select, Interpet, Pet Love and Mikki®. Nylabone has a strong history of developing innovative new products such as the NutriDent® Edible Dental Brush Chews, Toro and Lobo as well as numerous other award winning dog toys. Four Paws products include grooming supplies and toys, and TFH is a leading producer and publisher of pet books and magazines. Breeder's Choice is regarded by the industry as one of the highest quality developers and manufacturers of ultra-premium natural pet food and treats. Breeder's Choice brands include Pinnacle®, Avoderm® and Active Care®.

Aquatics. We are a leading supplier of aquariums and related fixtures and furniture, water conditioners and supplements, sophisticated lighting systems and accessories featuring the brands Aqueon, Zilla, Oceanic Systems, Kent Marine, Coralife and Blagdon.

Bird & Small Animal/Specialty Pet. We are a leading marketer and producer of specialty pet food for birds, wild birds and small animals, vitamins and nutritional supplements, bird and small animal cages, habitats, transportation devices, toys and other accessories designed for the small animal marketplace featuring the brands Kaytee, Super Pet, Critter Trail® and Canopy Scientific®. Kaytee is one of the largest producers of specialty bird feed.

Animal Health. We are a leading marketer and producer of flea, tick, mosquito and other insect control products produced by Wellmark International and sold primarily under the Zodiac, Altosid, Pre Strike and Extinguish® brand names. Wellmark is the only domestic producer of (S)-Methoprene, which is an active ingredient to control mosquitoes, fleas, ticks, ants and mites in many professional and consumer insect control applications. We also sell (S)-Methoprene to manufacturers of other insect control products, including Frontline Plus. In addition, through our Farnam operations, we are a leading manufacturer and marketer of innovative health care products for horses, household pets and livestock. Farnam's portfolio of industry leading brands includes the Farnam umbrella brand, Equicare®, ComboCare™, IverCare®, Bronco®, Super Mask® and Repel-X® for horses, D-Worm™, BioSpot® and Scratchex® for household pets, and Adams™ and Bite Free™ insect controls for home and yard care.

Sales and Logistics Network

Our domestic sales and logistics network, consisting of nine facilities, exists primarily to promote our proprietary brands and provides value-added service to over 4,200 independent specialty retail stores for our branded products. This includes acquisition and maintenance of premium shelf placement, prompt product replenishment, customization of retailer programs, quick response to changing customer and retailer preferences, rapid deployment and feedback for new products and immediate exposure for acquired brands. The network also sells many other manufacturers' brands of pet supplies and combines these products with our branded products into single shipments enabling our independent customers to deal with us on a cost effective basis to meet their pet supplies requirements. We also operate one sales and logistics facility in the United Kingdom.

Sales and Marketing

Our sales strategy is multi-tiered and designed to capture maximum market share with retailers. Our customers include retailers, such as regional and national specialty pet stores, independent pet retailers, mass merchants and grocery stores, and professionals, such as manufacturers of insect control products, veterinarians, municipalities, farmers and other economic animal buyers. PETsMART accounted for approximately 11% of Pet Products' net sales in fiscal 2010 and 10% in each of fiscal 2009 and 2008. PETCO is also a significant customer.

To maximize our product placement and visibility in retail stores, we market our products through the following complementary strategies:

- each of our categories has a dedicated sales force that focuses on their specific products across all trade channels;
- our sales and logistics network, which includes sales and marketing personnel, focuses on gaining product and program placement at thousands of independent retailers;
- dedicated account-managers and sales teams service several of our largest customers; and
- independent distributors, who sell our brands.

Our marketing strategy is consumer, brand and trade channel specific. Our focus is on innovation, product quality, premium packaging, product positioning and leveraging our high quality brand names with line extensions. To execute this strategy, we partner closely with our customers to identify their needs, jointly develop strategies to meet those needs, and deliver programs that include newspaper, radio, trade journals, and direct consumer mailings.

Manufacturing

Pet Products currently manufactures the majority of its branded products in 16 manufacturing facilities, located primarily in the United States. In addition, certain of our proprietary branded products are manufactured by contract manufacturers. We have entered into an exclusive arrangement with a third party to manufacture (S)-Methoprene, the active ingredient in our flea and tick control products.

Purchasing

Pet Products purchases most of its raw materials from a number of different suppliers. In addition, we purchase one of the raw materials used to manufacture (S)-Methoprene from a single source of supply. Pet Products maintains an inventory of this raw material (in addition to our (S)-Methoprene inventory) to reduce the possibility of any interruption in the availability of (S)-Methoprene, but a prolonged delay in obtaining (S)-Methoprene or this raw material could result in a temporary delay in product shipments and have an adverse effect on Pet Products' financial results.

The principal raw materials required for Kaytee's bird feed manufacturing operations are bulk commodity grains, including millet, milo and sunflower seeds, which are generally purchased from large national commodity companies and local grain cooperatives. In order to ensure an adequate supply of grains to satisfy expected production volume, Kaytee enters into contracts to purchase a portion of its expected grain and seed requirements at future dates by fixing the quantity, and often the price, at the commitment date. Although we have never experienced a severe interruption of supply, we are exposed to price risk with respect to the portion of our supply which is not covered by contracts with a fixed price. In fiscal 2010 and 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 19% compared to fiscal 2009. In fiscal 2009, our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. In fiscal 2008, our weighted average cost per pound increased 39% compared to fiscal 2007. In fiscal 2007 and 2008, we were adversely impacted by extraordinary increases in grain costs related primarily to our wild bird feed operations. The primary cause for the higher grain costs in fiscal 2008 was the inflationary pressure resulting from the macro-economic environment. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

Competition

The pet supplies industry is highly competitive and has experienced considerable consolidation in the last five years. Our branded pet products compete against national and regional branded products and private label products produced by various suppliers. Our largest competitors in most product categories are Spectrum Brands and Hartz Mountain. Pet Products competes primarily on the basis of brand recognition, innovation, upscale packaging, quality and service. Pet Products' sales and logistics operations compete with a number of smaller local and regional distributors, with competition based on product selection, price, value-added services and personal relationships.

Garden Products Business

Overview

We are a leading company in the consumer lawn and garden market in the United States and offer both premium and value-oriented branded products. We market and produce a broad array of premium brands, including Pennington, The Rebels, AMDRO, Grant's, Lilly Miller, Ironite, Sevin, Over'n Out, Norcal Pottery, New England Pottery, GKI/Bethlehem Lighting and Matthews Four Seasons. We also produce value brands at lower prices, including some Wal*Mart private label brands. In addition, Garden Products operates a sales and logistics network that strategically supports its brands. In fiscal 2010, Garden Products accounted for $683.1 million of our consolidated net sales and $53.0 million of our consolidated income from operations before corporate expenses and eliminations.

Industry Background

We believe that gardening is one of the most popular leisure activities in the United States, although in recent years our garden segment has been adversely impacted by the global recessionary economic environment. Packaged Facts asserts that the economy has brought more homeowners into their yards. The key demographic bolstering our lawn and garden market is the growth rate in the number of adults over age 55, who are more likely to be "empty nesters" and have more disposable income and leisure time available for garden activities. As the baby boom generation ages, this segment is expected to grow faster than the total population. According to U.S. census data, 42% of the population will be 45 years or older in 2015. We believe that this demographic should increase the number of lawn and garden product users. With more people gardening in their yards and the potential trends of food gardening and organic gardening, we perceive this market as staying intact and showing slow positive growth. We estimate the retail sales of the lawn and garden supplies industry in the categories in which we participate to be approximately $6.2 billion. We believe that the industry will continue to grow, albeit potentially at a slower rate in the near term due to recessionary pressures in the broader U.S. economy.

Lawn and garden products are sold to consumers through a number of distribution channels, including home centers, mass merchants, independent nurseries and hardware stores. Home and garden centers and mass merchants often carry one or two premium products and one value brand. Due to the rapid expansion and consolidation of mass merchants and home and garden centers in the last 15 years, the concentration of purchasing power for the lawn and garden category has increased dramatically. We expect the growth of home and garden centers, such as Home Depot and Lowe's, and mass merchants, such as Wal*Mart, to continue to concentrate industry distribution.

Proprietary Branded Lawn and Garden Products

Our principal lawn and garden product lines are grass seed, wild bird feed, insect control products, lawn and garden care products, decorative outdoor patio products and Christmas products and lighting. Our Pennington brand is one of the largest in grass seed and wild bird feed, and our Amdro brand is a leading portfolio of fire ant bait products. We are also a leading marketer of indoor and outdoor pottery products through our Norcal Pottery and New England Pottery brands.

Grass Seed. We are a leading marketer and producer of numerous mixtures and blends of cool and warm season turf grass for both the residential and professional markets, as well as forage and wild game seed mixtures. We sell these products under the Pennington Seed, Pennington, Penkoted®, Max-Q®, ProSelect™, Tournament Quality℠, MasterTurf®, The Rebels and Smart Seed® brand names. We also produce private label brands of grass seed, including Wal*Mart's private label grass seed. The Pennington grass seed manufacturing facilities are some of the largest and most modern seed conditioning facilities in the industry. In fiscal 2008, Pennington Seed launched Smart Seed, a drought-tolerant grass seed product that develops strong, deep root systems and requires up to 30% less water compared to ordinary grass seed.

Wild Bird Products. We are a leading marketer and producer of wild bird feed, bird feeders, bird houses and other birding accessories in the United States. These products are sold primarily under the Pennington brand name. Our wild bird feed is treated with Bird-Kote®, a nutritious coating made up of vegetable oil fortified with oil-soluble vitamins and elements needed by wild birds.

Lawn and Garden Chemicals. We are a leading marketer of lawn and garden weed, moss, insect and pest control products and soil supplements and stimulants. We sell these products under the Knockout®, Strike®, Lilly Miller, Maxide®, Alaska Fish Fertilizer®, IMAGE®, Sevin, Over'n Out and RooTone® brand names and the Eliminator private label for Wal*Mart. We are also a leading marketer of fire ant bait, sold primarily in the southern United States, under the AMDRO brand name. In addition, we market ant baits, animal repellents and garden aid products under the Grant's brand name. We manufacture several lines of lawn and garden fertilizers and soil supplements, in granular and liquid form, under the Pennington, Pro Care, Ironite and other private and controlled labels.

Decorative Patio, Garden and Seasonal Products. We are a leading marketer of decorative indoor and outdoor pottery products in the United States. We sell these products under the Norcal Pottery and New England Pottery brand names which include terra cotta, stoneware, ceramic and porcelain pots. We also market seasonal Christmas products and lighting under the brand name GKI/Bethlehem Lighting, and we manufacture a complete line of wooden garden products, including planters, barrel fountains, arbors and trellises that are sold under the Matthews Four Seasons brand name.

Sales and Logistics Network

Our sales and logistics network, consisting of 17 facilities, exists primarily to promote our proprietary brands and provides us with key access to retail stores for our branded products, acquisition and maintenance of premium shelf placement, prompt product replenishment, customization of retailer programs, quick responses to changing customer and retailer preferences, rapid deployment and feedback for new products, immediate exposure for acquired brands and comprehensive and strategic information. The network also sells other manufacturers' brands of lawn and garden supplies and combines these products with our branded products into single shipments enabling our customers to deal with us on a cost-effective basis to meet their lawn and garden supplies requirements.

Sales and Marketing

The marketing strategy for our premium products is focused on meeting consumer needs through product performance, innovation, quality, upscale packaging and retail shelf placement. The marketing strategy for our value products is focused on promotion of the quality and efficacy of our value brands at a lower cost relative to premium brands. Our customers include retailers, such as mass merchants, home improvement centers, independent lawn and garden nurseries, drug and grocery stores, and professional end users. Sales to Wal*Mart represented approximately 31%, 32% and 30%, sales to Home Depot represented approximately 18%, 14% and 12%, and sales to Lowe's represented approximately 22%, 22% and 18% of Garden Products' net sales in fiscal 2010, 2009 and 2008, respectively.

To maximize our product placement and visibility in retail stores, we market our products through the following four complementary strategies:

- dedicated sales forces for each of our brand groups;
- our sales and logistics network, which includes sales and merchandising personnel to service independent retailers on a weekly basis, especially during the prime spring and summer seasons;
- dedicated account managers and sales teams service several of our largest customers; and
- independent distributors who sell our brands.

Our marketing department develops our consumer and retailer support plans, including cooperative advertising. We also promote our products to consumers and retailers through advertisements in trade journals, magazines and seasonal radio and television commercials.

Manufacturing

Garden Products currently operates 23 manufacturing facilities. In addition, certain of our proprietary branded products are manufactured by contract manufacturers.

Purchasing

Most of the raw materials purchased by Garden Products are acquired from a number of different suppliers. The key ingredients in our fertilizer and insect and weed control products are commodity and specialty chemicals including phosphates, urea, potash, herbicides, insecticides and fungicides. Garden Products obtains grass seed from various sources. The principal raw materials required for Pennington's wild bird feed manufacturing operations are bulk commodity grains, including millet, milo and sunflower seeds, which are generally purchased from large national commodity companies and local grain cooperatives. Garden Products obtains its raw materials from various sources, which it presently considers to be adequate. No one source is considered to be essential to Garden Products. In order to ensure an adequate supply of seed to satisfy expected production volume, Pennington enters into contracts in advance to purchase a portion of its grass seed requirements at future dates by fixing the quantity, and often the price, at the commitment date. Although we have never experienced a severe interruption of supply, we are exposed to price risk with respect to the portion of our supply which is not covered by contracts with a fixed price. In fiscal 2010 and 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 19% compared to fiscal 2009. In fiscal 2009, our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. In fiscal 2008, our weighted average cost per pound increased 39% compared to fiscal 2007. In fiscal 2007 and fiscal 2008, we were adversely impacted by extraordinary increases in grain costs related primarily to our wild bird feed operations. The primary cause for the higher grain costs in fiscal 2008 was the inflationary pressure resulting from the macro-economic environment. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

Competition

The lawn and garden products industry is highly competitive. Our lawn and garden products compete against national and regional products and private label products produced by various suppliers. Our turf and forage grass seed products, fertilizers, pesticides and combination products compete principally against products marketed by The Scotts Miracle-Gro Company ("Scotts"). Scotts' dominant position in the lawn and garden industry is a significant competitive disadvantage for our similar garden products. In addition, Spectrum Brands is a strong competitor with a broad product line. Garden Products competes primarily on the basis of its premium and value brands, quality, service, price, low cost manufacturing and strong brand names. Garden Products' sales and logistics operations also compete with a large number of distributors, with competition based on price, service and personal relationships.

Significant Customers

Wal*Mart, our largest customer, represented approximately 17% of our total company net sales in fiscal 2010, 18% in fiscal 2009 and 17% in fiscal 2008, and represented approximately 31% of Garden Products' net sales in fiscal 2010, 32% in fiscal 2009 and 30% in fiscal 2008. Sales to Home Depot represented approximately 18% of Garden Products' net sales in fiscal 2010, 14% in fiscal 2009 and 12% in fiscal 2008. Sales to Lowe's represented approximately 10% of our total company net sales in fiscal 2010 and 11% in fiscal 2009, and represented approximately 22% of Garden Products' net sales in fiscal 2010, 22% in fiscal 2009 and 18% in fiscal 2008. PETsMART represented approximately 11% of Pet Products' net sales in fiscal 2010, and approximately 10% in fiscal 2009 and fiscal 2008. PETCO is also a significant customer.

Patents and Other Proprietary Rights

Our branded products companies hold numerous patents in the United States and in other countries and have several patent applications pending. We consider the development of patents through creative research and the maintenance of an active patent program to be advantageous to our business, but we do not regard the holding of any particular patent as essential to our operations.

In addition to patents, we have numerous active ingredient registrations, end-use product registrations and trade secrets, including certain technology used in the Wellmark operations for the production of (S)-Methoprene, which has been licensed to us from Novartis. This license is perpetual but non-exclusive. In addition, we have developed certain improvements that are proprietary to us relating to the synthesis of (S)-Methoprene. The success of certain portions of our business, especially our Wellmark operations, partly depends on our ability to continue to maintain trade secret information which has been licensed to us, and to keep both licensed and owned trade secret information confidential.

Along with patents, active ingredient registrations, end use product registrations and trade secrets, we own a number of trademarks, service marks, trade names and logotypes. Many of our trademarks are registered but some are not. We are not aware of any reason we cannot continue to use our trademarks, service marks and trade names in the way that we have been using them.

Employees

As of September 25, 2010, we had approximately 4,300 employees of which approximately 3,900 were full-time employees and 400 were temporary or part-time employees. We also hire substantial numbers of additional temporary employees for the peak lawn and garden shipping season of February through June to meet the increased demand experienced during the spring and summer months. The majority of our temporary employees are paid on an hourly basis. Except for approximately 33 employees at a Kaytee facility in Rialto, California, none of our employees are represented by a labor union. We consider our relationships with our employees to be good.

Environmental and Regulatory Considerations

Many of the products that we manufacture or distribute are subject to local, state, federal and foreign laws and regulations relating to environmental matters. Such regulations are often complex and are subject to change. In the United States, all pesticides must be registered with the United States Environmental Protection Agency (the "EPA"), in addition to individual state and/or foreign agency registrations, before they can be sold. All fertilizer products are also subject to state Department of Agriculture registration and foreign labeling regulations. Grass seed is also subject to state, federal and foreign labeling regulations.

The Food Quality Protection Act (FQPA), establishes a standard for food-use pesticides, which is a reasonable certainty that no harm will result from the cumulative effect of pesticide exposures. Under this Act, the EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, which are also used on foods, will be evaluated by the EPA as part of this non-dietary exposure risk assessment.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations (such as "not for use on sod farms or golf courses"), may require users to post notices on properties to which products have been or will be applied, may require notification of individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. We believe we are operating in substantial compliance with, or taking action aimed at ensuring compliance with, these laws and regulations.

Various local, state, federal and foreign environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. With our extensive acquisition history, we have acquired a number of manufacturing and distribution facilities, and most of these facilities have not been subjected to Phase II environmental tests to determine whether they are contaminated.

Environmental regulations may affect us by restricting the manufacturing or use of our products or regulating their disposal. Regulatory or legislative changes may cause future increases in our operating costs or otherwise affect operations. Although we believe we are and have been in substantial compliance with such regulations and have strict internal guidelines on the handling and disposal of our products, there is no assurance that in the future we may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor our environmental procedures can ensure that we will not be subject to claims for personal injury, property damages or governmental enforcement.

Executive Officers

The following table sets forth the name, age and position of our executive officers as of October 31, 2010.

Name	Age	Position
William E. Brown	69	Chairman of the Board and Chief Executive Officer
Stuart W. Booth	59	Senior Vice President, Chief Financial Officer and Secretary
Glen R. Fleischer	56	President – Pet Products
Michael A. Reed	63	Executive Vice President

William E. Brown. Mr. Brown has been our Chairman since 1980. Since October 2007, Mr. Brown has also served as our Chief Executive Officer, a position he previously held from 1980 to June 2003. From 1977 to 1980, Mr. Brown was Senior Vice President of the Vivitar Corporation with responsibility for Finance, Operations, and Research & Development. From 1972 to 1977, he was with McKesson Corporation where he was responsible for its 200-site data processing organization. Prior to joining McKesson Corporation, Mr. Brown spent the first 10 years of his business career at McCormick, Inc. in manufacturing, engineering and data processing.

Stuart W. Booth. Mr. Booth returned to the Company in January 2010 and has served since then as our Senior Vice President, Chief Financial Officer and Secretary. Mr. Booth previously served as our Executive Vice President from October 2005 and Chief Financial Officer and Secretary from January 2002 until September 2009. From January 2001 to October 2001, he was Chief Financial Officer of Respond TV, an interactive television infrastructure and services company. From June 1998 until January 2001, Mr. Booth was the Principal Vice President and Treasurer of Bechtel Group, Inc., an international engineering and construction company, where he was responsible for global bank relationships and financial operations including credit, cash management and foreign exchange operations. Prior to working at Bechtel, Mr. Booth was the Senior Vice President, Finance and Development with PG&E Enterprises, the first non-regulated business unit of Pacific Gas and Electric Company.

Glen R. Fleischer. Mr. Fleischer has been our President – Pet Products division since January 2009. Prior to joining Central, Mr. Fleischer was with Kraft Foods/ Nabisco, Inc. serving as the Vice President Business Development, Snacks and Cereals from 2004 to 2008, as its Vice President, Marketing, Confections from 2003 through 2004, as its Vice President, Marketing for the Biscuit Division from 2001 through 2003 and Vice President and Managing Director of Grocery Products from 1996 through 2001. Prior to joining Kraft/Nabisco, Mr. Fleischer held general management and marketing positions with Kimberly-Clark Corporation and The Procter & Gamble Company.

Michael A. Reed. Mr. Reed has been Executive Vice President since June 2000 and President of the Garden Products division since October 2007. Mr. Reed joined Central in 2000 and served as President of the Pet Products division from 2003 to 2004. Since 2004, Mr. Reed also has provided executive oversight to the Life Sciences Business Unit and Tech Pac LLC, an 80% owned subsidiary of Central. From February 1991 to May 2000, Mr. Reed served as President and CEO of PM Ag Products, Inc., a wholly owned subsidiary of global agri-business Tate & Lyle, PLC. From 1985 to 1991, he was Vice President and Regional General Manager of the Pacific Molasses Company. From 1983 to 1985, Mr. Reed served as a divisional Vice President of Beatrice Foods Company's Agri-Products Division. Prior to joining Beatrice Foods, Mr. Reed practiced law in Springfield, Missouri.

Available Information

Our web site is www.central.com. We make available free of charge, on or through our web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing or furnishing such reports with the Securities and Exchange Commission. Information contained on our web site is not part of this report.

Item 1A. Risk Factors.

This Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors both in and out of our control, including the risks faced by us described below and elsewhere in this Form 10-K.

You should carefully consider the risks described below. In addition, the risks described below are not the only ones facing us. We have only described the risks we consider to be material. However, there may be additional risks that are viewed by us as not material at the present time or are not presently known to us. Conditions could change in the future, or new information may come to our attention that could impact our assessment of these risks.

If any of the events described below were to occur, our business, prospects, financial condition and/or results of operations could be materially adversely affected. When we say below that something could or will have a material adverse effect on us, we mean that it could or will have one or more of these effects. In any such case, the price of our common stock could decline, and you could lose all or part of your investment in our company.

Our operating results and cash flow are susceptible to fluctuations.

We expect to continue to experience variability in our net sales, net income and cash flow on a quarterly basis. Factors that may contribute to this variability include:

- fluctuations in prices of commodity grains and other input costs;
- adverse weather conditions during peak gardening seasons and seasonality;
- shifts in demand for lawn and garden products;
- shifts in demand for pet products;
- changes in product mix, service levels, marketing and pricing by us and our competitors;
- the effect of acquisitions, including the costs of acquisitions that are not completed; and
- economic stability of and strength of our relationship with retailers.

These fluctuations could negatively impact our business and the market price of our common stock.

Seeds and grains we use to produce bird feed and grass seed are commodity products subject to price volatility that has had, and could have, a negative impact on us.

Our financial results are partially dependent upon the cost of raw materials and our ability to pass along increases in these costs to our customers. In particular, our Pennington and Kaytee subsidiaries are exposed to fluctuations in market prices for commodity seeds and grains used to produce bird feed. Historically, market prices for commodity seeds and grains have fluctuated in response to a number of factors, including changes in United States government farm support programs, changes in international agricultural and trading policies and weather conditions during the growing and harvesting seasons.

To mitigate our exposure to changes in market prices, we enter into purchase contracts for grains, bird feed and grass seed to cover up to approximately one-third of the purchase requirements for a selling season. Since these contracts cover only a portion of our purchase requirements, as market prices for such products increase, our cost of production increases as well. In contrast, if market prices for such products decrease, we may end up purchasing grains and seeds pursuant to the purchase contracts at prices above market.

From the fourth quarter of fiscal 2006 to fiscal 2008, prices for some of our key crops increased substantially. In fiscal 2010 and fiscal 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. In fiscal 2010, our weighted average cost per pound declined 19% compared to fiscal 2009. In fiscal 2009, our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. We can provide no assurance as to the timing or extent of our ability to implement additional price adjustments in the context of rising costs or in the event of increased costs in the future. Similarly, we can provide no assurance of our ability to retain pricing with our retailers in the context of declining costs. We also cannot predict to what extent price increases may negatively affect our sales volume.

A decline in consumers' discretionary spending or a change in consumer preferences could reduce our sales and harm our business.

Our sales ultimately depend on consumer discretionary spending, which is influenced by factors beyond our control, including general economic conditions, the availability of discretionary income and credit, weather, consumer confidence and unemployment levels. For fiscal 2010 and fiscal 2009, we experienced declines in sales as the result of the economic downturn. Any material decline in the amount of consumer discretionary spending could reduce our sales and harm our business. Since substantially all of our sales are in the United States, a declining U.S. economy may have a greater impact on us than on our competitors, some of which have a larger percentage of international sales. These economic and market conditions, combined with continuing difficulties in the credit markets and the resulting pressures on liquidity, may also place a number of our key retail customers under financial stress, which would increase our credit risk and potential bad debt exposure.

The success of our business also depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. For example, from fiscal 2006 through fiscal 2009, the demand for aquatics products declined significantly. In fiscal 2010, the demand for aquatic products stabilized, while the demand for wild bird feed declined. Our failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns and lawn and garden and pet care needs could adversely affect the demand for our products and our profitability.

Inflation, deflation, economic uncertainty and other adverse macro-economic conditions may harm our business.

Our revenues and margins are dependent on various economic factors, including rates of inflation or deflation, energy costs, consumer attitudes toward discretionary spending, currency fluctuations, and other macro-economic factors which may impact levels of consumer spending. In fiscal 2007 and 2008, we were adversely impacted by rising input costs related to domestic inflation, particularly relating to grain and seed prices, fuel prices and the ingredients used in our garden fertilizer and chemicals, and many of our other input costs. The rising costs made it difficult for us to increase prices to our retail customers at a pace to enable us to return to historical margins. More recently, our business has been negatively impacted by the current downturn in the housing market and by declining consumer confidence, as well as other macro-economic factors. We decreased prices for a number of our commodity driven products such as grass seed. If we are unable to pass through rising input costs and raise the price of our products, or consumer confidence continues to weaken, we may experience gross margin declines.

Supply disruptions in pet birds and small animals may negatively impact our sales.

The federal government and many state governments have increased restrictions on the importation of pet birds and the production of small animals. These restrictions have resulted in reduced supply of new pet birds and animals and thus reduced demand for pet bird and small animal food and supplies. If these restrictions continue or become more severe, our future sales of these products would likely suffer, which would negatively impact our profitability. In addition, some countries have experienced outbreaks of avian flu. While the number of cases worldwide has declined, a significant outbreak in the United States would reduce demand for our pet and wild bird food and negatively impact our financial results.

Our lawn and garden sales are highly seasonal and subject to adverse weather.

Because our lawn and garden products are used primarily in the spring and summer, Garden Products' business is seasonal. In fiscal 2010, approximately 68% of Garden Products' net sales and 60% of our total net sales occurred during our second and third fiscal quarters. Substantially all of Garden Products' operating income is generated in this period. Our working capital needs and our borrowings generally peak in our second fiscal quarter, because we are generating lower revenues while incurring expenses in preparation for the spring selling season. If cash on hand and borrowings under our credit facility are ever insufficient to meet our seasonal needs or if cash flow generated during the spring and summer is insufficient to repay our borrowings on a timely basis, this seasonality could have a material adverse effect on our business.

Because demand for lawn and garden products is significantly influenced by weather, particularly weekend weather during the peak gardening season, our results of operations and cash flow could also be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, water shortages or floods.

Rising energy prices could adversely affect our operating results.

During fiscal 2007 and 2008, energy prices increased dramatically, which resulted in increased fuel costs for our businesses and raw materials costs for many of our branded products. Although energy prices declined in 2009, energy costs have increased during 2010 and rising energy prices in the future could adversely affect consumer spending and demand for our products and increase our operating costs, both of which would reduce our sales and operating income.

We depend on a few customers for a significant portion of our business.

Wal*Mart, our largest customer, accounted for approximately 17% of our net sales in fiscal 2010, 18% in fiscal 2009 and 17% in fiscal 2008. Lowe's accounted for approximately 10% of our net sales in fiscal 2010, 11% in fiscal 2009 and 8% in fiscal 2008. In addition, Home Depot, PETsMART and PETCO are also significant customers, although each accounted for less than 10% of our net sales and, together with Wal*Mart and Lowe's, accounted for approximately 46% of our net sales in fiscal 2010, 46% in fiscal 2009 and 41% in fiscal 2008. The market share of each of these key retailers has increased and may continue to increase in future years.

The loss of, or significant adverse change in, our relationship with any of these key retailers could cause our net sales, income from operations and cash flow to decline. The loss of, or reduction in, orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer could reduce our income from operations and cash flow.

We may be adversely affected by trends in the retail industry.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose leverage is growing. Our business may be negatively affected by changes in the policies of our retailers, such as inventory destocking, limitations on access to shelf space, price demands and other conditions. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis. This requires us to shorten our lead time for production in certain cases and to more closely anticipate demand, which could in the future require the carrying of additional inventories and an increase in our working capital and related financing requirements. This shift to "just-in-time" can also cause retailers to delay purchase orders, which can cause a shift in sales from quarter to quarter. Decisions to move in or out of a market category by leading retailers can also have a significant impact on our business.

A significant deterioration in the financial condition of one of our major customers could have a material adverse effect on our sales, profitability and cash flow. We continually monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing or liquidation by a key customer could have a material adverse effect on our business, results of operations and financial condition in the future.

We cannot be certain that our product innovations and marketing successes will continue.

We believe that our past performance has been based on, and our future success will depend upon, in part, our ability to continue to improve our existing products through product innovation and to develop, market and produce new products. We cannot assure you that we will be successful in the introduction, marketing and production of any new products or product innovations, or that we will develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, increase our profitability or maintain relationships with existing customers.

We operate in highly competitive industries, which have experienced increased consolidation in recent years. We compete against numerous other companies, some of which are more established in their industries and have substantially greater revenue and resources than we do. Our products compete against national and regional products and private label products produced by various suppliers. Our largest competitors in pet supplies products are Spectrum Brands and Hartz Mountain, and our largest competitors in lawn and garden products are Scotts and Spectrum Brands.

To compete effectively, among other things, we must:

- develop and grow brands with leading market positions;
- maintain our relationships with key retailers;
- continually develop innovative new products that appeal to consumers;
- implement effective marketing and sales promotion programs;
- maintain strict quality standards;
- deliver products on a reliable basis at competitive prices; and
- effectively integrate acquired companies.

Competition could lead to lower sales volumes, price reductions, reduced profits or losses, or loss of market share. Our inability to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Our acquisition strategy involves a number of risks.

We have completed numerous acquisitions and intend to grow through the acquisition of additional companies.

We are regularly engaged in acquisition discussions with a number of companies and anticipate that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, we intend to pursue them actively. Acquisitions involve a number of special risks, including:

- failure of the acquired business to achieve expected results, as well as the potential impairment of the acquired assets if operating results decline after an acquisition;
- diversion of management's attention;
- failure to retain key personnel of the acquired business;
- additional financing, if necessary and available, which could increase leverage and costs, dilute equity, or both;
- the potential negative effect on our financial statements from the increase in goodwill and other intangibles;
- the high cost and expenses of identifying, negotiating and completing acquisitions; and
- risks associated with unanticipated events or liabilities.

These risks could have a material adverse effect on our business, results of operations and financial condition.

We have faced, and expect to continue to face, intense competition for acquisition candidates, which may limit our ability to make acquisitions and may lead to higher acquisition prices. We cannot assure you that we will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In future acquisitions, we also could incur additional indebtedness or pay consideration in excess of fair value, which could have a material adverse effect on our business, results of operations and financial condition.

Our success depends upon our retaining key personnel.

Our future performance is substantially dependent upon the continued services of William E. Brown, our Chairman and Chief Executive Officer, and our other senior officers. The loss of the services of any of these persons could have a material adverse effect upon us. In addition, our future performance depends on our ability to attract and retain skilled employees. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future.

We are implementing a new enterprise resource planning information technology system.

In fiscal 2005, we began incurring costs associated with designing and implementing SAP, a new company-wide enterprise resource planning software system with the objective of gradually migrating to the new system. Upon completion, this new system will replace our numerous existing accounting and financial reporting systems, most of which were obtained in connection with business acquisitions. We invested approximately an additional $9 million in fiscal 2010 for implementation. Capital expenditures for our new enterprise resource planning software system for fiscal 2011 and beyond will depend upon the pace of conversion for those remaining legacy systems. If we do not complete the implementation of the project timely and successfully, we may experience, among other things, additional costs associated with completing this project and a delay in our ability to improve existing operations, support future growth and enable us to take advantage of new applications and technologies. All of this may also result in a distraction of management's time, diverting their attention from our existing operations and strategy.

Our inability to protect our trademarks and any other proprietary rights may have a significant, negative impact on our business.

We consider our trademarks to be of significant importance in our business. Although we devote resources to the establishment and protection of our trademarks, we cannot assure you that the actions we have taken or will take in the future will be adequate to prevent violation of our trademarks and proprietary rights by others or prevent others from seeking to block sales of our products as an alleged violation of their trademarks and proprietary rights. There can be no assurance that future litigation by or against us will not be necessary to enforce our trademarks or proprietary rights or to defend ourselves against claimed infringement or the rights of others. Any future litigation of this type could result in adverse determinations that could have a material adverse effect on our business, financial condition or results of operations. Our inability to use our trademarks and other proprietary rights could also harm our business and sales through reduced demand for our products and reduced revenues.

Some of the products that we manufacture and distribute require governmental permits and also subject us to potential environmental liabilities.

Some of the products that we manufacture and distribute are subject to regulation by federal, state, foreign and local authorities. Environmental, health and safety laws and regulations are often complex and are subject to change. Environmental health and safety laws and regulations may affect us by restricting the manufacture, sale or use of our products or regulating their disposal. Regulatory or legislative changes may cause future increases in our operating costs or otherwise affect operations. There is no assurance that in the future we may not be adversely affected by such laws or regulations, incur increased operating costs in complying with such regulations or that we will not be subject to claims for personal injury, property damages or governmental enforcement. In addition, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital expenditures will not be required.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. With our extensive acquisition history, we have acquired a number of manufacturing and distribution facilities. Given the nature of the past operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to future remediation liabilities that may be material.

Our business is dependent upon our ability to continue to source products from China.

We outsource a significant amount of our manufacturing requirements to third party manufacturers located in China. This international sourcing subjects us to a number of risks, including: the impact on sourcing or manufacturing of public health and contamination risks in China; social and political disturbances and instability; export duties, import controls, tariffs, quotas and other trade barriers; shipping and transportation problems; and fluctuations in currency values. Because we rely on Chinese third-party manufacturers for a substantial portion of our product needs, any disruption in our relationships with these manufacturers could adversely affect our operations.

The products that we manufacture could expose us to product liability claims.

Our business exposes us to potential product liability risks in the manufacture and distribution of certain of our products. Although we generally seek to insure against such risks, there can be no assurance that such coverage is adequate or that we will be able to maintain such insurance on acceptable terms. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on us and could prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms.

Deterioration in operating results could prevent us from fulfilling our obligations under the terms of our indebtedness or impact our ability to refinance our debt on favorable terms as it matures.

We have, and we will continue to have, a significant amount of indebtedness. As of September 25, 2010, we had total indebtedness of approximately $400.3 million. This level of indebtedness and future borrowing needs could have material adverse consequences for our business, including:

- make it more difficult for us to satisfy our obligations with respect to the terms of our indebtedness;
- require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other business activities;
- increase our vulnerability to adverse industry conditions, including unfavorable weather conditions or continued commodity price increases;
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- restrict us from making strategic acquisitions or exploiting business opportunities;

- place us at a competitive disadvantage compared to competitors that have less debt; and
- limit our ability to borrow additional funds at reasonable rates, if at all.

In addition, since a portion of our debt commitments bear interest at variable rates, an increase in interest rates or interest rate margins as defined under the credit agreement will create higher debt service requirements, which would adversely affect our cash flow.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid any cash dividends on our common stock or Class A common stock and currently do not intend to do so. Provisions of our credit facility and the indenture governing our senior subordinated notes restrict our ability to pay cash dividends. Any future determination to pay cash dividends will be at the discretion of our Board of Directors, subject to limitations under applicable law and contractual restrictions, and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors.

We may issue additional shares of our common stock or Class A common stock that could dilute the value and market price of your stock.

We may decide or be required to issue, including upon the exercise of any outstanding stock options, or in connection with any acquisition made by us, additional shares of our common stock or Class A common stock that could dilute the value of your common stock or Class A common stock and may adversely affect the market price of our common stock or Class A common stock.

Our Chairman, through his holdings of our Class B common stock, could exercise effective control of the Company, which may discourage potential acquisitions of our business and could have an adverse effect on the market price of our stock.

Holders of our Class B common stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, and each share of Class B common stock is convertible at any time into one share of our common stock. Holders of our common stock are entitled to one vote for each share owned. Holders of our Class A common stock and Series B preferred stock have no voting rights, except as required by Delaware law.

As of October 31, 2010, William E. Brown, our Chairman, beneficially owned 1,600,459 shares of our Class B common stock (out of a total of 1,652,262 outstanding shares), 1,418,063 shares of our common stock and 3,378,885 shares of our Class A common stock and thereby controlled approximately 52% of the voting power of our capital stock. Accordingly, except to the extent that a class vote of the common stock is required by applicable law, he can effectively control all matters requiring stockholder approval, including the election of our directors, and can exert substantial control over our management and policies. The disproportionate voting rights of our common stock and Class B common stock and Mr. Brown's substantial holdings of Class B common stock could have an adverse effect on the market price of our common stock and Class A common stock. Also, such disproportionate voting rights and Mr. Brown's controlling interest may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, tender offer or proxy contest, even if such actions were favored by our other stockholders, which could thereby deprive holders of common stock or Class A common stock of an opportunity to sell their shares for a "take-over" premium.

We have authorized the issuance of shares of common stock, Class A common stock and preferred stock, which may discourage potential acquisitions of our business and could have an adverse effect on the market price of our common stock and our Class A common stock.

Pursuant to our Fourth Amended and Restated Certificate of Incorporation, the board of directors is authorized to issue up to 80,000,000 shares of our common stock, 100,000,000 shares of our nonvoting Class A common stock and up to 1,000,000 additional shares of preferred stock without seeking the approval or consent of our stockholders, unless required by the NASDAQ Global Market. Although the issuance of the nonvoting Class A common stock would not dilute the voting rights of the existing stockholders, it could have a dilutive effect on the economic interest of currently outstanding shares of common stock and Class B common stock similar to the dilutive effect of subsequent issuances of ordinary common stock. The issuance of the preferred stock could, depending on the rights and privileges designated by the board with respect to any particular series, have a dilutive effect on the voting interests of the common stock and Class B common stock and the economic interests of our common stock, Class A common stock and Class B common stock. In addition, the disproportionate voting rights of our common stock, preferred stock, Class B common stock and Class A common stock, and the ability of the board to issue stock to persons friendly to current management, may make us a less attractive target for a takeover than we otherwise might be or render more difficult or discourage a merger proposal, tender offer or proxy contest, even if such actions were favored by our common stockholders, which could thereby deprive holders of common stock of an opportunity to sell their shares for a "take-over" premium.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We currently operate 39 manufacturing facilities totaling approximately 4,134,000 square feet and 27 sales and logistics facilities totaling approximately 3,456,000 square feet. Most sales and logistics centers consist of office and warehouse space, and several large bays for loading and unloading. Each sales and logistics center provides warehouse, distribution, sales and support functions for its geographic area. Our executive offices are located in Walnut Creek, California.

The table below lists Pet Products' manufacturing and sales and logistics facilities. Numbers in parenthesis represent multiple locations.

Location	Type of Facility	Owned or Leased
Phoenix, AZ (2)	Sales and Logistics	Owned
Azusa, CA	Manufacturing	Leased
Irwindale, CA	Manufacturing	Leased
Rialto, CA	Manufacturing	Owned
Sacramento, CA	Sales and Logistics	Leased
Santa Fe Springs, CA	Sales and Logistics	Leased
Aurora, CO	Sales and Logistics	Leased
Tampa, FL	Sales and Logistics	Leased
Elk Grove Village, IL	Manufacturing	Leased
Council Bluffs, IA	Manufacturing	Owned
Mahwah, NJ	Sales and Logistics	Leased
Neptune City, NJ	Manufacturing	Owned
Neptune City, NJ	Manufacturing	Leased
Hauppauge, NY (2)	Manufacturing	Leased
Cressona, PA	Manufacturing	Owned
Dallas, TX	Manufacturing	Owned
Dallas, TX	Sales and Logistics	Leased
Algona, WA	Sales and Logistics	Leased
Chilton, WI	Manufacturing	Owned
Franklin, WI	Manufacturing	Owned
Guangzhou, China	Manufacturing	Leased
Pune, India	Manufacturing	Leased
Dorking, Surrey, UK	Manufacturing	Leased
Somerset, UK	Sales and Logistics	Leased

The table below lists Garden Products' manufacturing and sales and logistics facilities. Numbers in parenthesis represent multiple locations.

Location	Type of Facility	Owned or Leased
Cullman, AL	Sales and Logistics	Owned
Roll, AZ	Manufacturing	Owned
Yuma, AZ	Manufacturing	Leased
El Centro, CA	Manufacturing	Owned
Ontario, CA	Sales and Logistics	Leased
Sacramento, CA	Sales and Logistics	Leased
San Leandro, CA	Manufacturing	Leased
Stockton, CA	Manufacturing	Leased
Stockton, CA	Sales and Logistics	Leased
Longmont, CO	Manufacturing	Owned
Covington, GA	Sales and Logistics	Leased
Eatonton, GA	Manufacturing	Owned
Madison, GA (3)	Manufacturing	Leased
Madison, GA (2)	Manufacturing	Owned
Madison, GA	Sales and Logistics	Owned
Ligonier, IN	Manufacturing	Owned
Lexington, KY	Sales and Logistics	Leased
Foxboro, MA	Sales and Logistics	Leased
Taunton, MA	Sales and Logistics	Leased
Laurel, MD	Sales and Logistics	Leased
Greenfield, MO (2)	Manufacturing	Owned
Greenfield, MO	Sales and Logistics	Owned
Sidney, NE	Manufacturing	Owned
Peebles, OH (2)	Manufacturing	Owned
Piketon, OH	Manufacturing	Leased
Lebanon, OR	Manufacturing	Leased
Lebanon, OR (2)	Manufacturing	Owned
Portland, OR	Sales and Logistics	Leased
Columbia, SC (2)	Sales and Logistics	Leased
Grand Prairie, TX (2)	Sales and Logistics	Leased
Kenbridge, VA	Sales and Logistics	Leased
Northbend, WA	Manufacturing	Leased

We lease 18 of our manufacturing facilities and 22 of our sales and logistics facilities. These leases generally expire between 2011 and 2020. Substantially all of the leases contain renewal provisions with automatic rent escalation clauses. The facilities we own are subject to major encumbrances under our principal credit facility. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, trucks and warehousing, transportation and computer equipment.

Item 3. Legal Proceedings

We may from time to time become involved in certain legal proceedings in the ordinary course of business. Currently, we are not a party to any other legal proceedings that management believes would have a material adverse effect on our financial position or results of operations.

Item 4. Removed and Reserved

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been traded on the NASDAQ Stock Market under the symbol CENT since our initial public offering in July 1993. Our Class A common stock has been traded on the NASDAQ Stock Market under the symbol CENTA since February 2007. Our Class B stock is not listed on any market and generally cannot be transferred unless converted to common stock on a one-for-one basis. The following table sets forth the high and low closing sale prices for our common stock and our Class A common stock, as reported by the NASDAQ Global Select Market, for each quarterly period during our fiscal years set forth below.

	Common Stock		Class A Common Stock	
	High	Low	High	Low
Fiscal 2009				
First Quarter	$ 5.91	$2.42	$ 6.01	$2.24
Second Quarter	8.04	5.52	7.76	5.69
Third Quarter	11.63	7.57	10.70	7.31
Fourth Quarter	13.52	9.92	12.14	8.97
Fiscal 2010				
First Quarter	$11.99	$8.63	$11.22	$8.14
Second Quarter	11.31	9.49	10.49	8.65
Third Quarter	11.70	9.21	11.00	8.51
Fourth Quarter	10.41	9.21	10.32	8.86

As of October 31, 2010, there were approximately 154 holders of record of our common stock, approximately 198 holders of record of our Class A nonvoting common stock and five holders of record of our Class B stock.

We have not paid any cash dividends on our common stock, our Class A common stock or our Class B Stock. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock, our Class A common or our Class B stock in the foreseeable future. In addition, our credit facility and senior subordinated notes restrict our ability to pay dividends. See Note 9 to our fiscal 2010 consolidated financial statements.

Stock Performance Graph

The following graph compares the percentage change of our cumulative total stockholder return on our Common Stock ("CENT") for the period from September 24, 2005 to September 25, 2010 with the cumulative total return of the NASDAQ Composite (U.S.) Index and the Dow Jones Non-Durable Household Products Index, a peer group index consisting of approximately 30 manufacturers and distributors of household products.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performance of our Common Stock.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
September 2010
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
9/24/2005
9/30/2006
9/29/2007
9/27/2008
9/26/2009
9/25/2010
Central Garden & Pet Co.
NASDAQ Stock Market (US Companies)
Dow Jones US Nondurable Household Products Index

Total Return Analysis

	9/24/05	9/30/06	9/29/07	9/27/08	9/26/09	9/25/10
Central Garden & Pet Company	100.00	109.49	59.89	41.12	79.14	67.97
NASDAQ Composite	100.00	107.60	129.68	105.67	102.28	117.67
Dow Jones US Nondurable Household Products	100.00	112.96	130.82	130.22	113.98	125.69

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of any equity securities during the fourth quarter of the fiscal year ended September 25, 2010 and the dollar amount of authorized share repurchases, remaining under our stock repurchase program.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
June 27, 2010 – July 31, 2010	47,261 (2)	$9.43	39,300	$99,978,000
August 1, 2010 – August 28, 2010	1,117,544 (3)	9.55	1,116,500	89,311,000
August 29, 2010 – September 25, 2010	845,576 (4)	9.66	844,800	81,152,000
Total	2,010,381	$9.59	2,000,600	$81,152,000

(1) In December 2005, the Board of Directors authorized the repurchase of up to $100 million of Central's common stock, which amount was fully repurchased by July 2010. On July 15, 2010, the Board of Directors authorized a new $100 million share repurchase program. The program has no expiration date and expires when the amount authorized has been used or the Board withdraws its authorization. The repurchase of shares may be limited by certain financial covenants in our credit facility that restrict our ability to repurchase our stock.

(2) Includes 7,961 shares purchased during the period indicated representing withholding of a portion of shares to cover tax withholding obligations in connection with the vesting of restricted stock and the exercise of stock options.

(3) Includes 1,044 shares purchased during the period indicated representing withholding of a portion of shares to cover tax withholding obligations in connection with the vesting of restricted stock and the exercise of stock options.

(4) Includes 776 shares purchased during the period indicated representing withholding of a portion of shares to cover tax withholding obligations in connection with the exercise of stock options.

During the fourth quarter of fiscal 2010, we repurchased approximately 0.6 million shares of our common stock for approximately $5.4 million and approximately 1.4 million shares of our non-voting common stock for approximately $13.8 million.

Item 6. Selected Financial Data

The following selected statement of operations and balance sheet data as of and for the five fiscal years in the period ended September 25, 2010 has been derived from our audited consolidated financial statements. The financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto in "Item 8 – Financial Statements and Supplementary Data" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Fiscal Year Ended				
	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007	September 30, 2006 (6)
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Net sales (1)	$1,523,648	$1,614,300	$1,705,386	$1,671,145	$1,621,531
Cost of goods sold and occupancy	1,008,482	1,086,974	1,184,058	1,136,825	1,086,219
Gross profit	515,166	527,326	521,328	534,320	535,312
Selling, general and administrative expenses	394,092	401,340	415,978	434,903	398,510
Goodwill and other impairments (2)	12,000	—	429,764	—	—
Income (loss) from operations	109,074	125,986	(324,414)	99,417	136,802
Interest expense, net	(33,587)	(22,061)	(37,273)	(48,147)	(37,670)
Other income	419	52	2,116	2,402	3,083
Income (loss) before income taxes and noncontrolling interest	75,906	103,977	(359,571)	53,672	102,215
Income taxes (tax benefit)	28,110	36,368	(93,069)	19,999	35,791
Income (loss) including noncontrolling interest	47,796	67,609	(266,502)	33,673	66,424
Net income attributable to noncontrolling interest	1,963	1,661	833	1,369	890
Net income (loss) attributable to Central Garden & Pet Company	$ 45,833	$ 65,948	$ (267,335)	$ 32,304	$ 65,534
Net income (loss) per share attributable to Central Garden & Pet Company (3):					
Basic	$ 0.71	$ 0.95	$ (3.76)	$ 0.46	$ 0.97
Diluted	$ 0.70	$ 0.94	$ (3.76)	$ 0.45	$ 0.95
Weighted average shares used in the computation of income (loss) per share (3):					
Basic	64,272	69,499	71,117	70,824	67,833
Diluted (4)	65,091	70,264	71,117	72,050	69,054
Other Data:					
Depreciation and amortization	$ 28,869	$ 29,155	$ 32,517	$ 30,717	$ 23,957
Capital expenditures	$ 24,190	$ 16,505	$ 22,349	$ 60,038	$ 47,589
Cash from operating activities	$ 135,229	$ 221,638	$ 115,028	$ 38,535	$ 95,166
Cash used in investing activities	$ (41,266)	$ (20,542)	$ (15,406)	$ (92,460)	$ (427,721)
Cash from (used in) financing activities	$ (88,167)	$ (142,011)	$ (93,935)	$ 46,475	$ 332,239
Ratio of earnings to fixed charges (5)	3.20	5.36	—	2.05	3.37

	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007	September 30, 2006
Balance Sheet Data:					
Cash	$ 91,460	$ 85,668	$ 26,929	$ 21,055	$ 28,406
Working capital	433,705	427,243	450,704	470,216	427,398
Total assets	1,130,884	1,150,925	1,259,318	1,646,822	1,533,823
Total debt	400,271	408,085	523,147	610,523	568,449
Equity	532,143	547,335	511,425	778,807	728,526

(1) Fiscal year 2006 included 53 weeks; fiscal years 2007, 2008, 2009 and 2010 included 52 weeks.

(2) During the fourth quarter of fiscal 2010, we recognized a non-cash charge of $12.0 million related to the impairment of an indefinite-lived intangible asset in our Pet Products segment. During fiscal 2008, we recognized non-cash charges of $403 million related to goodwill impairments within our Pet Products and Garden Products segments and $27 million for impairments of long-lived assets in our Garden Products segment.

(3) All share and per share amounts have been retroactively adjusted to reflect the February 5, 2007 Class A Common stock dividend for all periods presented.

(4) The potential effects of stock awards are excluded from the diluted earnings per share calculation for the fiscal year ended September 27, 2008, because their inclusion in a net loss period would be anti-dilutive.

(5) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and noncontrolling interest and after eliminating undistributed earnings of equity method investees and before fixed charges. Fixed charges consist of interest expense incurred, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs. For the fiscal year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio for that fiscal year is not considered meaningful.

(6) We completed five acquisitions during fiscal 2006. The consolidated financial statements include the effects of these acquired businesses from the dates of acquisition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Form 10-K. This Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See "Forward-Looking Statements" and "Item 1A – Risk Factors."

Overview

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $28 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra-premium pet food markets in the categories in which we participate to be approximately $17 billion. As of 2010, the total lawn and garden industry in the United States is estimated to be approximately $24 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $6 billion.

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food and treats, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners, food and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including Adams™, Altosid, Aqueon®, Avoderm®, BioSpot®, Coralife®, Farnam®, Four Paws®, Interpet, Kaytee®, Kent Marine®, Nylabone®, Oceanic Systems®, Pet Select®, Pre Strike®, Pinnacle ®, Super Pet®, TFH™, Zilla® and Zodiac®.

Our lawn and garden products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including: AMDRO®, GKI/Bethlehem Lighting, Grant's, Ironite®, Lilly Miller®, Matthews Four Seasons™, New England Pottery®, Norcal Pottery®, Pennington®, Over'n Out®, Sevin®, Smart Seed® and The Rebels®.

In fiscal 2010, our consolidated net sales were $1.5 billion, of which our lawn and garden segment, or Garden Products, accounted for approximately $683 million and our pet segment, or Pet Products, accounted for approximately $841 million. In fiscal 2010, our branded product sales were approximately $1.3 billion, or approximately 83% of total sales, sales of other manufacturers' products were approximately 17% of total sales, and our gross profit margins were 33.8%. In fiscal 2010, our income from operations was $109.1 million, of which Garden Products accounted for $53.0 million and Pet Products accounted for $97.9 million, before corporate expenses and eliminations of $41.8 million.

Recent Developments

Fiscal 2010 Operating Performance. Although we continued to improve our operations by lowering expenses and improving gross margins, we were impacted by decreased revenues.

Financial summary:

- Net sales for fiscal 2010 decreased $91 million, or 5.6%, to $1.5 billion.
- Net earnings for fiscal 2010 were $45.8 million, or $0.70 per share on a diluted basis.

- Gross margin increased 110 basis points in fiscal 2010 to 33.8%.
- Selling, general & administrative expenses decreased $7 million, or 1.8%, to $394 million in fiscal 2010.
- During fiscal 2010, we recognized a non-cash $12.0 million impairment charge on an indefinite-lived intangible asset in Pet Products, reflecting the continuing challenging economic environment and the deterioration of the market since the intangible asset's acquisition in 2006.
- We generated cash flows from operating activities of approximately $135 million during fiscal 2010 and had a cash balance of approximately $91 million at September 25, 2010.
- We refinanced our debt by issuing $400 million 8.25% senior subordinated notes due 2018, retiring the 2013 Notes and entering into a new five-year senior secured revolving credit facility.

Senior Credit Facility – On June 25, 2010, we entered into an Amended and Restated Credit Agreement with respect to a five-year senior secured revolving credit facility (the "Credit Facility") in an aggregate principal amount of $275 million. We have the option to increase the size of the Credit Facility by an additional $200 million of incremental term loans and/or revolving loans should we exercise our option and one or more lenders are willing to make such increased amounts available to us.

Senior Subordinated Notes – In March 2010, we issued $400 million aggregate principal amount of 8.25% senior subordinated notes due March 1, 2018 (the "2018 Notes"). The 2018 Notes are unconditionally guaranteed on a senior subordinated basis by each of our existing and future domestic restricted subsidiaries with certain exceptions. We used the net proceeds from the offering, together with available cash, to purchase our outstanding 9.125% senior subordinated notes due February 1, 2013 (the "2013 Notes"), pay the outstanding indebtedness under our senior term loan, and pay fees and expenses related to the offering. As a result of our issuance of the $400 million 2018 Notes, we expect our annual interest expense to be at least $34 million.

Repurchase of Company Stock – During fiscal 2010, we repurchased $65.8 million of our common stock, which consisted of 2.5 million shares of our voting common stock (CENT) at an aggregate cost of approximately $25.0 million, or approximately $9.90 per share and 4.3 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $40.8 million, or approximately $9.54 per share. On July 15, 2010, our Board of Directors authorized a new $100 million share repurchase program, under which approximately $81 million is available for repurchases in 2011 and thereafter.

Fiscal 2009 Reported Earnings and Significant Items.

Fiscal 2009 Operating Performance Improvement. We showed improved performance in fiscal 2009 despite a challenging economic environment. We achieved our improved performance by maintaining a strict focus on our core operating objectives: reducing our investment in working capital, lowering expenses and improving gross margins.

Financial summary:

- Net sales for fiscal 2009 decreased $91 million, or 5.3%, to $1.6 billion.
- Net earnings for fiscal 2009 were $65.9 million, or $0.94 per share on a diluted basis.
- Gross margin increased 210 basis points in fiscal 2009 to 32.7%.
- Selling, general & administrative expenses decreased $15 million, or 3.5%, to $401 million in fiscal 2009.

- We generated cash flows from operating activities of approximately $222 million during fiscal 2009, an increase of $107 million as compared to fiscal 2008.
- We reduced our outstanding debt by $115 million.

Repurchase of Company Stock. During fiscal 2009, we repurchased 2.2 million shares of our voting common stock (CENT) at an aggregate cost of approximately $19.3 million, or approximately $8.68 per share and 2.1 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $17.8 million, or approximately $8.55 per share.

Results of Operations

The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

	Fiscal Year Ended		
	September 25, 2010	September 26, 2009	September 27, 2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold and occupancy	66.2	67.3	69.4
Gross profit	33.8	32.7	30.6
Selling, general and administrative	25.9	24.9	24.4
Goodwill and other impairments	0.8	—	25.2
Income (loss) from operations	7.1	7.8	(19.0)
Interest expense, net	(2.2)	(1.4)	(2.1)
Other income	—	—	0.1
Income (taxes) benefit	(1.8)	(2.2)	5.4
Noncontrolling interest	(0.1)	(0.1)	(0.1)
Net income (loss)	3.0%	4.1%	(15.7)%

Fiscal 2010 Compared to Fiscal 2009

Net Sales

Net sales for fiscal 2010 decreased $90.7 million, or 5.6%, to $1,523.6 million from $1,614.3 million in fiscal 2009. The decline was due to a $108.4 million, or 7.9%, decrease in our branded product sales offset by a $17.7 million, or 7.2%, increase in the sales of other manufacturers' products. Branded product sales include products we manufacture under Central brand names and products we manufacture under third-party brands. Sales of our branded products represented 83% of our total sales in fiscal 2010.

The following table indicates each class of similar products which represented more than 10% of our consolidated net sales in the fiscal years presented (in millions).

Category	2010	2009	2008
Pet Supplies (excluding bird feed)	$ 766.5	$ 756.8	$ 819.2
Garden chemicals and control products	255.5	270.5	247.6
Other garden supplies	196.0	211.8	232.6
Bird feed	168.9	200.7	199.7
Grass seed	136.7	174.5	206.3
Total	$1,523.6	$1,614.3	$1,705.4

Garden Products' sales for fiscal 2010 decreased $98.0 million, or 12.5%, to $683.1 million from $781.1 million in fiscal 2009. In fiscal 2010, garden branded product sales decreased $109.1 million and sales of other manufacturers' products increased $11.1 million. The decline in branded product sales was due primarily to a $37.8 million decrease in grass seed sales, a $31.8 million decrease in bird feed sales and a $15.0 million decrease in sales of garden chemicals and control products. The decline in grass seed sales was due primarily to price reductions as a result of lower raw material costs, which we passed on to retailers. The decline in bird feed sales was due primarily to reduced unit volume and reflected reduced consumer purchases for our products and the entire category. The decline in garden chemicals and control products was also due primarily to reduced unit volume.

Pet Products' sales for fiscal 2010 increased $7.3 million, or 0.9%, to $840.5 million from $833.2 million in fiscal 2009. Pet branded product sales increased $0.7 million and sales of other manufacturers' products increased $6.6 million in fiscal 2010 as compared with fiscal 2009. The increase in sales was due primarily to increased sales of approximately $5.6 million of aquatic products and $10 million in the dog & cat category partially offset by an $8 million decrease due to a vendor supply issue for an animal health product-line, which is now resolved and expected to return to normal supply levels in fiscal 2011.

Gross Profit

Gross profit decreased $12.1 million, from $527.3 million in fiscal 2009 to $515.2 million in fiscal 2010. Gross profit decreased $21.6 million, or 9.3%, in Garden Products and increased $9.5 million, or 3.2%, in Pet Products. The decrease in Garden Products' gross profit was due primarily to lower sales in bird feed, garden chemicals and control products and wood pellets. Gross profit as a percentage of net sales increased from 32.7% in fiscal 2009 to 33.8% in fiscal 2010. The improved margin in Garden Products was due primarily to favorable commodity pricing in our grass seed and bird feed businesses. The increase in Pet Products' gross profit was due primarily to increased sales of aquatic products and dog & cat products.

Selling, General and Administrative

Selling, general and administrative expenses decreased $7.2 million, or 1.8%, from $401.3 million in fiscal 2009 to $394.1 million in fiscal 2010. As a percentage of net sales, selling, general and administrative expenses increased from 24.9% in fiscal 2009 to 25.9% in fiscal 2010. The change in selling, general and administrative expenses, discussed further below, was due primarily to decreased warehouse and administrative expenses partially offset by increased selling and delivery expenses.

Selling and delivery expense increased by $3.8 million, or 1.9%, from $202.0 million in fiscal 2009 to $205.8 million in fiscal 2010. The increased expense was due primarily to increased marketing-related expenditures, such as brand building, promotional and consumer promotion expenditures. Selling and delivery expenses as a percentage of net sales increased from 12.5% in fiscal 2009 to 13.5% in fiscal 2010. We expect to continue to increase our marketing-related expenditures in future periods to help grow our existing and new products and brands.

Facilities expense decreased $0.3 million, or 2.7%, from $11.2 million for fiscal 2009 to $10.9 million for fiscal 2010 due primarily to savings from the consolidation of several garden distribution facilities.

Warehouse and administrative expense decreased $10.7 million, or 5.7%, from $188.1 million in fiscal 2009 to $177.4 million in fiscal 2010. The decrease in fiscal 2010 was due to reduced payroll related costs and lower facility equipment costs as part of our strategic initiative to consolidate our supply chain. In addition, fiscal 2009 also included the reversal of a previously recognized gain from a property sold in fiscal 2008.

Impairment

We reviewed our indefinite-lived intangible assets for impairment. An impairment loss is recognized for an intangible asset with an indefinite useful life if its carrying value exceeds its fair value. The fair values are estimated using the discounted cash flows related to the assets. During the fourth quarter of fiscal 2010, we recognized a non-cash charge of $12.0 million related to the impairment of an indefinite-lived intangible asset within our Pet Products segment due to the continuing challenging economic environment.

Interest Expense

Net interest expense increased $11.5 million, or 52.2%, from $22.1 million in fiscal 2009 to $33.6 million in fiscal 2010. The increase was due to the expensing of unamortized deferred charges related to retired debt and an increased average borrowing rate on our outstanding debt. In March 2010, we issued the 2018 Notes, tendered for our 2013 Notes and paid the outstanding indebtedness under our senior secured term loan. In June 2010, we entered into an Amended and Restated Credit Agreement with respect to a five-year senior secured revolving credit facility. As a result of this refinancing activity, we incurred an additional $3.9 million in interest expense comprised primarily of the remaining unamortized deferred charges related to the retired debt and the premium paid for the tender and call on the 2013 Notes. Additionally, our average interest rates for fiscal 2010 and 2009 were 6.8% and 4.4%, respectively. Debt outstanding on September 25, 2010 was $400.3 million compared to $408.1 million as of September 26, 2009. We expect our interest expense to increase to at least $34 million in fiscal 2011 and thereafter as a result of our issuance of the 2018 Notes in fiscal 2010.

Other Income

Other income increased $0.3 million from $0.1 million in fiscal 2009 to $0.4 million in fiscal 2010. The increase was due primarily to higher earnings from an investment accounted for under the equity method investment of accounting.

Income Taxes

Our effective income tax rate in fiscal 2010 was 37.0%, compared to 35.0% in fiscal 2009. Our 2009 tax expense rate was lower than the 2010 rate due primarily to the added utilization of research and development tax credits and state tax settlements in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Net Sales

Net sales for fiscal 2009 decreased $91.1 million, or 5.3%, to $1,614.3 million from $1,705.4 million in fiscal 2008. This was due to a $78.6 million, or 5.4%, decrease in our branded product sales and a $12.5 million, or 4.9%, decrease in the sales of other manufacturers' products. Branded product sales include products we manufacture under Central brand names and products we manufacture under third-party brands. Sales of our branded products represented 85% of our total sales in fiscal 2009.

Garden Products' sales for fiscal 2009 decreased $26.5 million, or 3.3%, to $781.1 million from $807.6 million in fiscal 2008. In fiscal 2009, garden branded product sales decreased $17.6 million and sales of other manufacturers' products decreased $8.9 million. The decline in branded product sales was due primarily to lower grass seed sales and Christmas lighting products, due to reduced consumer spending resulting from the economic slow-down and continued tightening of retailer inventory, partially offset by increased sales of garden chemical and controls.

Pet Products' sales for fiscal 2009 decreased $64.6 million, or 7.2%, to $833.2 million from $897.8 million in fiscal 2008. Pet branded product sales decreased $61.1 million and sales of other manufacturers' products decreased $3.6 million in fiscal 2009 as compared with fiscal 2008. The decline in branded product sales was due primarily to decreased sales of approximately $15.8 million of aquatic products, pet professional products of approximately $14 million and $8.5 million of bird and small animal products. These decreases were due primarily to continued softness in the consumer and professional product categories, continued tightening of inventory at retailers and SKU rationalization.

Gross Profit

Gross profit increased $6.0 million, from $521.3 million in fiscal 2008 to $527.3 million in fiscal 2009. Gross profit increased $31.0 million, or 15.4%, in Garden Products and decreased $25.0 million, or 7.8%, in Pet Products. Gross profit as a percentage of net sales increased from 30.6% in fiscal 2008 to 32.7% in fiscal 2009. Garden Products margin increased 480 basis points, due primarily to increased sales of higher margin garden control products and a combination of lower input costs and improved pricing for several of our product lines, which was partially offset by lower sales of higher margin active ingredient-based products in Pet Products.

Selling, General and Administrative

Selling, general and administrative expenses decreased $14.7 million, or 3.5%, from $416.0 million in fiscal 2008 to $401.3 million in fiscal 2009. As a percentage of net sales, selling, general and administrative expenses increased from 24.4% in fiscal 2008 to 24.9% in fiscal 2009. The change in selling, general and administrative expenses, discussed further below, was due primarily to decreased selling and delivery expenses.

Selling and delivery expense decreased by $20.1 million, or 9.0%, from $222.1 million in fiscal 2008 to $202.0 million in fiscal 2009. The decreased expense was due primarily to lower freight and fuel related costs and lower advertising and marketing costs. Selling and delivery expenses as a percentage of net sales decreased from 13.0% in fiscal 2008 to 12.5% in fiscal 2009.

Facilities expense decreased $4.0 million, or 26.3%, from $15.2 million for fiscal year 2008 to $11.2 million for fiscal year 2009 due primarily to cost savings from the consolidation of our west coast distribution facilities.

Warehouse and administrative expense increased $9.4 million, or 5.3%, from $178.7 million in fiscal 2008 to $188.1 million in fiscal 2009. The increase in fiscal 2009 was due to the absence in 2009 of gains of $11.1 million from the sale of assets and a legal settlement in fiscal 2008. Absent the net gains in fiscal 2008, there was a minor decrease in warehouse and administrative expense with lower employee related costs and lower facility equipment costs offset by increased third party service expense and a reversal of a previously recognized gain from a property sold in fiscal 2008.

Other Income

Other income decreased $2.0 million from $2.1 million in fiscal 2008 to $0.1 million in fiscal 2009. The decrease was due primarily to lower earnings from investments accounted for under the equity method investment of accounting, one of which is no longer accounted for under the equity method of accounting.

Interest Expense

Net interest expense decreased $15.2 million, or 40.8%, from $37.3 million in fiscal 2008 to $22.1 million in fiscal 2009. The decrease was due primarily to lower interest rates on our floating rate debt and decreased average borrowings. Average borrowings for fiscal 2009 were $489.5 million compared to $619.1 million in fiscal 2008. Working capital requirements decreased due primarily to lower inventory levels and more efficient collection of receivables. The average interest rates for fiscal 2009 and 2008 were 4.4% and 5.8%, respectively.

Income Taxes

Our effective income tax rate in fiscal 2009 was 35.0%, compared to a benefit of 25.8% in fiscal 2008. Our 2009 tax expense rate is lower than our statutory rate due primarily to added utilization of research and development tax credits and a decrease to state valuation allowances. The fiscal 2008 rate was lower than the statutory rate due primarily to the non-deductible portion of the non-cash goodwill impairment charge.

Inflation

Our revenues and margins are dependent on various economic factors, including rates of inflation or deflation, energy costs, consumer attitudes toward discretionary spending, currency fluctuations, and other macro-economic factors which may impact levels of consumer spending. In fiscal 2007 and 2008, we were adversely impacted by rising input costs related to domestic inflation, particularly relating to grain and seed prices, fuel prices and the ingredients used in our garden fertilizer and chemicals, and many of our other inputs. The rising costs made it difficult for us to increase prices to our retail customers at a pace to enable us to return to historical margins. In fiscal 2009 and fiscal 2010, our business was negatively impacted by declining consumer confidence, as well as other macro-economic factors. While it is difficult to accurately measure the impact of inflation, we believe that the effects of inflation, if any, on our operations were not material in fiscal 2010.

Weather and Seasonality

Historically, our sales of lawn and garden products have been influenced by weather and climate conditions in the different markets we serve. Additionally, our Garden Products' business has historically been highly seasonal. In fiscal 2010, approximately 68% of Garden Products' net sales and 60% of our total net sales occurred in the second and third fiscal quarters. Substantially all of Garden Products' operating income is typically generated in this period, which has historically offset the operating loss incurred during the first fiscal quarter of the year.

Liquidity and Capital Resources

We have financed our growth through a combination of internally generated funds, bank borrowings, supplier credit, and sales of equity and debt securities to the public.

Historically, our business has been seasonal and our working capital requirements and capital resources tracked closely to this seasonal pattern. During the first fiscal quarter, accounts receivable reach their lowest level while inventory, accounts payable and short-term borrowings begin to increase. During the second fiscal quarter, receivables, accounts payable and short-term borrowings increase, reflecting the build-up of inventory and related payables in anticipation of the peak lawn and garden selling season. During the third fiscal quarter, inventory levels remain relatively constant while accounts receivable peak and short-term borrowings start to decline as cash collections are received during the peak selling season. During the fourth fiscal quarter, inventory levels are at their lowest, and accounts receivable and payables are substantially reduced through conversion of receivables to cash.

We service two broad markets: pet supplies and lawn and garden supplies. Our pet supplies businesses involve products that have a year round selling cycle with a slight degree of seasonality. As a result, it is not necessary to maintain large quantities of inventory to meet peak demands. On the other hand, our lawn and garden businesses are highly seasonal with approximately 68% of Garden Products' net sales occurring during the second and third fiscal quarters. For many manufacturers of garden products, this seasonality requires them to ship large quantities of their product well ahead of the peak consumer buying periods. To encourage distributors to carry lawn and garden products, industry practice has been for manufacturers to give extended credit terms and/or promotional discounts.

Cash provided by operating activities decreased $86.4 million from $221.6 million in fiscal 2009 to $135.2 million in fiscal 2010. The decrease was due primarily to the working capital management improvements in fiscal 2009, which generated large increases in cash in fiscal 2009, and to lower earnings in fiscal 2010. In fiscal 2010, our working capital accounts decreased approximately $17.8 million from the reduced levels achieved in fiscal 2009.

Net cash used in investing activities increased $20.8 million from approximately $20.5 million in fiscal 2009 to approximately $41.3 million in fiscal 2010. The increase was due primarily to increased capital spending on the continued implementation of our enterprise-wide information technology platform as well as our investment in a short-term certificate of deposit.

Net cash used in financing activities decreased $53.8 million from $142.0 million in fiscal 2009 to $88.2 million in fiscal 2010. The decrease was due primarily to higher net repayments of our long-term debt in the prior year, partially offset by the payment of financing costs associated with our issuance of $400 million of 8.25% senior subordinated notes, our new senior credit facility and increased repurchases of our common stock during fiscal 2010. During fiscal 2010, we repurchased 2.5 million shares of our voting common stock (CENT) at an aggregate cost of approximately $25.0 million and 4.3 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $40.8 million.

Senior Credit Facility

On June 25, 2010, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with respect to a five-year senior secured revolving credit facility (the "Credit Facility") in an aggregate principal amount of $275 million. We have the option to increase the size of the Credit Facility by an additional $200 million of incremental term loans and/or revolving loans should we exercise our option and one or more lenders are willing to make such increased amounts available to us. There was no outstanding balance at September 25, 2010 under the Credit Facility. There were $0.8 million of letters of credit outstanding. After giving effect to the financial covenants in the Credit Agreement, the remaining potential borrowing capacity at September 25, 2010 was $274.2 million.

Interest on the Credit Facility is based, at our option, on a rate equal to the Alternate Base Rate ("ABR"), the greatest of the prime rate, the Federal Funds rate plus 1/2 of 1% or one month LIBOR plus 1%, plus a margin, which fluctuates from 1.5% to 2.5%, or LIBOR plus a margin, which fluctuates from 2.5% to 3.5% and commitment fees that range from 0.35% to 0.75%, determined quarterly based on consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of September 25, 2010, the applicable interest rate on the Credit Facility related to ABR borrowings was 5.3%, and the applicable interest rate related to LIBOR rate borrowings was 3.3%.

The Credit Facility is guaranteed by our material subsidiaries and is secured by our assets, excluding real property but including substantially all of the capital stock of our subsidiaries. The Credit Agreement contains certain financial and other covenants which require us to maintain minimum levels of interest coverage and maximum levels of senior debt to EBITDA and that restrict our ability to repurchase our stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the Credit Facility. Under the terms of our Credit Facility, we may make restricted payments, including cash dividends and stock repurchases, in an aggregate amount initially not to exceed $200 million over the life of the Credit Facility, subject to qualifications and baskets as defined in the Credit Agreement. We must maintain a minimum interest coverage ratio of 2.75 to 1.00 and a maximum senior secured leverage ratio of 2.00 to 1.00. As of September 25, 2010, our interest coverage ratio was 5.71 to 1.00 and our senior secured leverage ratio was 0.01 to 1.00. As of the quarter ended September 25, 2010, the Total Leverage Ratio, as defined in the Credit Agreement, was 2.57 to 1.00. Apart from the covenants limiting restricted payments and capital expenditures, the Credit Facility does not restrict the use of retained earnings or net income. We were in compliance with all financial covenants as of September 25, 2010.

We incurred approximately $3.1 million of costs in conjunction with this transaction, which included banking fees and legal expenses. These costs are being amortized over the term of the Credit Facility.

Senior Subordinated Notes

On March 8, 2010, we issued $400 million aggregate principal amount of 8.25% senior subordinated notes due March 1, 2018 (the "2018 Notes"). We used the proceeds together with available cash to purchase our outstanding $135.3 million aggregate principal amount of 9.125% senior subordinated notes due February 1, 2013 (the "2013 Notes"), including accrued interest, to repay the $267.1 million outstanding under our senior term loan maturing February 2012 and pay fees and expenses related to the offering. We received tenders and consents from the holders of $150 million of our 2013 Notes, including $12.8 million held in escrow for our benefit, which was previously recorded as a reduction of debt for accounting purposes against the 2013 Notes.

We incurred approximately $9.5 million of debt issuance costs in conjunction with these transactions, which included underwriter fees and legal, accounting and rating agency expenses. The debt issuance costs are being amortized over the term of the 2018 Notes.

As a result of this debt refinancing, we incurred a pre-tax loss of $3.2 million, of which $1.1 million was non-cash, comprised of the unamortized deferred financing costs related to the 2013 Notes and the retired term loan, the tender call premium, consent fees and the unamortized gain on the swap termination related to the 2013 Notes. The amount is included in interest expense in the condensed consolidated statements of operations for fiscal 2010.

The estimated fair value of our $400 million 2018 Notes as of September 25, 2010 was approximately $407.5 million. The estimated fair value is based on quoted market prices for these notes.

The 2018 Notes require semiannual interest payments, which commenced on September 1, 2010. The 2018 Notes are unsecured senior subordinated obligations and are subordinated to all of our existing and future senior debt, including our Credit Facility. The obligations under the 2018 Notes are fully and unconditionally guaranteed on a senior subordinated basis by each of our existing and future domestic restricted subsidiaries with certain exceptions. The guarantees are general unsecured senior subordinated obligations of the guarantors and are subordinated to all existing and future senior debt of the guarantors.

We may redeem some or all of the 2018 Notes at any time prior to March 1, 2014 at the principal amount plus a "make whole" premium. We may redeem some or all of the 2018 Notes at any time on or after March 1, 2014 for 104.125%, after March 1, 2015 for 102.063% and after March 1, 2016 for 100%, plus accrued and unpaid interest. Additionally, at any time prior to March 1, 2013, we may redeem up to 35% of the 2018 Notes with any proceeds we receive from certain equity offerings at a redemption price of 108.25% of the principal amount, plus accrued and unpaid interest. The holders of the 2018 Notes have the right to require us to repurchase all or a portion of the 2018 Notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control.

The 2018 Notes contain customary high yield covenants, including covenants limiting debt incurrence and restricted payments, subject to certain baskets and exceptions.

We expect that our principal sources of funds will be cash generated from our operations and, if necessary, borrowings under our $275 million revolving credit facility. During the current economic downturn, some companies have experienced difficulties in drawing on lines of credit, issuing debt and raising capital. Based on our anticipated cash needs, availability under our revolving credit facility and the scheduled maturity of our debt, we believe that, notwithstanding these adverse market conditions, our sources of liquidity should be adequate to meet our working capital, capital spending and other cash needs for at least the next 12 months. However, we cannot assure you that these sources will continue to provide us with sufficient liquidity and, should we require it, that we will be able to obtain financing on terms satisfactory to us, or at all.

During fiscal 2010, we repurchased 2.5 million shares of our common stock for an aggregate price of approximately $25.0 million and 4.3 million shares of our Class A common stock for an aggregate price of approximately $40.8 million. In July 2010, our Board of Directors authorized a new $100 million share repurchase program of our common stock, under which approximately $19 million has been repurchased as of September 25, 2010. We expect to continue our repurchases from time to time depending on market conditions and subject to the ability to effect repurchases under our credit facility.

At September 25, 2010, our total debt outstanding was $400.3 million versus $408.1 million at September 26, 2009.

The table below presents our significant contractual cash obligations by fiscal year:

Contractual Obligations	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Thereafter	Total
				(in millions)			
Long-term debt, including current maturities (1)	$ 0.2	$ 0.1	$—	$—	$—	$400.0	$400.3
Interest payment obligations (2)	33.0	33.0	33.0	33.0	33.0	82.5	247.5
Operating leases	18.4	10.3	7.5	4.7	3.3	1.9	46.1
Purchase commitments (3)	78.0	32.1	21.0	13.0	8.7	4.8	157.6
Performance-based payments (4)	—	—	—	—	—	—	—
Total	$129.6	$75.5	$61.5	$50.7	$45.0	$489.2	$851.5

(1) Excludes $0.8 million of outstanding letters of credit related to normal business transactions. See Note 9 to the consolidated financial statements for further discussion of long-term debt.

(2) Estimated interest payments to be made on our long-term debt. See Note 9 to the consolidated financial statements for description of interest rate terms.

(3) Contracts for purchases of grains, grass seed and pet food ingredients, used primarily to mitigate risk associated with increases in market prices and commodity availability.

(4) Possible performance-based payments associated with prior acquisitions of businesses are not included in the above table, because they are based on future performance of the businesses acquired, which is not yet known. Performance-based payments in fiscal 2010 were approximately $1.8 million, approximately $6.5 million in fiscal 2009 and approximately $4.0 million in fiscal 2008. Performance-based periods extend through 2014.

We adopted provisions of Accounting Standards Codification (ASC) 740, "Income Taxes," on the first day of fiscal 2008, which resulted in a $0.5 million increase to our liability for uncertain tax position. The increase was recorded as a cumulative effect adjustment to retained earnings. As of September 25, 2010, we had unrecognized tax benefits of $0.5 million and accrued interest and penalties of $0.1 million. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

We believe that cash flows from operating activities, funds available under our revolving credit facility, and arrangements with suppliers will be adequate to fund our presently anticipated working capital requirements for the foreseeable future. We anticipate that our capital expenditures will not exceed $30 million for the next 12 months, which are related primarily to replacements and upgrades to plant and equipment and investment in our implementation of a scalable enterprise-wide information technology platform. We are investing in this information technology platform to improve existing operations, to support future growth and enable us to take advantage of new applications and technologies. We have invested approximately $51 million from fiscal 2005 through fiscal 2010 in this initiative and plan to invest up to an additional $8 million in fiscal 2011 for planned implementations. Capital expenditures for 2012 and beyond will depend upon the pace of conversion of those remaining legacy systems. This initiative, when complete, will combine our numerous information systems into one enterprise system and create a common business model and common data, which should create greater efficiency and effectiveness.

As part of our growth strategy, we have acquired a number of companies in the past, and we anticipate that we will continue to evaluate potential acquisition candidates in the future. If one or more potential acquisition opportunities, including those that would be material, become available in the near future, we may require additional external capital. In addition, such acquisitions would subject us to the general risks associated with acquiring companies, particularly if the acquisitions are relatively large.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us.

Recent Accounting Pronouncements

Fair Value Measurements

On September 27, 2009, we adopted the sections of ASC 820 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The applicable sections of ASC 820 were applied prospectively. The adoption of the various sections of ASC 820 on September 27, 2009 did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value." ASU 2009-05 amends ASC 820, "Fair Value Measurements," by providing additional guidance on determining the fair value of liabilities when a quoted price in an active market for an identical liability is not available. This ASU became effective for us on September 27, 2009 and did not have a significant impact on the measurement of our liabilities as of that date; however, the ASU may affect the fair value measurement of liabilities for future acquisitions and divestitures.

In January 2010, the FASB issued ASU No. 2010-6, "Improving Disclosures about Fair Value Measurements." This ASU requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring presentation on a gross basis information about purchases, sales, issuances and settlements in Level 3 fair value measurements. The ASU also clarifies existing disclosures regarding level of disaggregation, inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009 and became effective for us on December 27, 2009. Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and will be effective for us on September 25, 2011.

Disclosures about Derivative Instruments and Hedging Activities

On September 27, 2009, we adopted provisions of ASC 815, "Derivatives and Hedging," which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of the provisions of this ASC did not have a material impact on our consolidated financial statements.

Business Combinations

On September 27, 2009, we adopted the applicable sections of ASC 805, "Business Combinations." ASC 805 provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. Additionally, this ASC provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 amends the applicable sections of ASC 740, "Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions made prior to September 27, 2009 also fall within the scope of these sections. The adoption of the applicable sections of this ASC may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, we adopted the applicable sections of ASC 805, "Business Combinations," that address accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. These applicable sections address application issues raised on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. These sections generally apply to assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, "Contingencies," if not acquired or assumed in a business combination. The adoption of these applicable sections may have an impact on the accounting for any future acquisitions or divestitures.

Noncontrolling Interests in Consolidated Financial Statements

On September 27, 2009, we adopted ASC 810-10-65-1, "Consolidation." This section requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption did not have an impact on net earnings or equity available to our shareholders, but impacted the presentation format of our consolidated statements of operations, consolidated balance sheets and consolidated statements of shareholders' equity and comprehensive income as follows:

- Consolidated net income (loss) was recast to include net income (loss) attributable to both Central and noncontrolling interests in the condensed consolidated statements of operations.
- Noncontrolling interests were reclassified from mezzanine equity to equity, separate from Central's shareholders' equity, in the condensed consolidated balance sheets.
- The condensed consolidated statements of cash flows now begin with net income (loss) (including noncontrolling interests) instead of net income (loss) attributable to Central, with net income (loss) from noncontrolling interests no longer a reconciling item in arriving at net cash provided by operating activities.
- Consolidated statements of equity and comprehensive income have been combined and were recast to include noncontrolling interests.

Intangible Assets

On September 27, 2009, we adopted the applicable sections of ASC 275, "Risks and Uncertainties," and ASC 350, "Intangibles – Goodwill and Other," that address the determination of the useful life of intangible assets. These sections address the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of these applicable sections may have an impact on the accounting for intangible assets that are a part of any future acquisitions.

Share-Based Payment Transactions

On September 27, 2009, we adopted the applicable sections of ASC 260-10, "Earnings Per Share," that address whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. The adoption of these applicable sections did not have a material impact on our consolidated financial statements.

Variable Interest Entities

In December 2009, the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." This ASU amends the guidance for consolidation of VIEs primarily related to the determination of the primary beneficiary of the VIE. This ASU became effective for us on September 26, 2010. We do not anticipate the adoption of this standard to have a material impact on our consolidated financial statements.

Critical Accounting Policies, Estimates and Judgments

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts and related disclosures in the consolidated financial statements. Estimates and assumptions are required for, but are not limited to, accounts receivable and inventory realizable values, fixed asset lives, long-lived asset valuation and impairments, intangible asset lives, stock-based compensation, deferred and current income taxes, self-insurance accruals and the impact of contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

Although not all inclusive, we believe that the following represent the more critical accounting policies, which are subject to estimates and assumptions used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We record an allowance for credit losses and disputed balances associated with our customers' failure to make required payments. We estimate our allowance based on both specific identification, historical experience, customer concentrations, customer credit-worthiness and current economic trends. Generally, we require no collateral from our customers. If the financial condition of our customers were to deteriorate, we were not able to demonstrate the validity of amounts due or if future default rates on trade receivables in general differ from those currently anticipated, additional allowances may be required, which would effect earnings in the period the adjustments are made. For more information, see Note 6 to our consolidated financial statements.

Inventory

Inventory, which primarily consists of lawn and garden products and pet supplies finished goods, is stated at the lower of first-in first-out ("FIFO") cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory, costs to unload, process and put away shipments received to prepare them to be picked for orders, and certain overhead costs. We compute the amount of such costs capitalized to inventory based on an estimate of costs related to the procurement and processing of inventory to prepare it for sale compared to total product purchases. When necessary, we have reduced the carrying value of our inventory if market conditions indicate that we will not recover the carrying cost upon sale. Future adverse changes in market conditions related to our products could result in an additional charge to income in the period in which such conditions occur.

Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. Goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment.

We test goodwill for impairment annually (on the first day of the fourth fiscal quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of our four reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly, we recognize such impairment. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to our total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting units is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in our market capitalization, we concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 29, 2007 were revised to reflect: (a) significant reductions in future expected cash flows for the period from 2008 to 2013 due to the continuing soft economy, weakness in the housing sector and other reasons; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for our increased level of financial risk and the increased risk associated with our future operations. Based on our updated analysis and the sustained decline in market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to Garden Products and $198 million relating to Pet Products.

We performed our fiscal 2008 annual goodwill impairment test as of June 29, 2008. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2008 annual testing date (June 29, 2008) were: (a) expected cash flow for the period from 2009 to 2014; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for the increased risk associated with our future operations and credit profile. Based on our analysis, we concluded there was an additional impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in Garden Products.

We performed our fiscal 2009 annual goodwill impairment test as of June 27, 2009. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2009 annual testing date were: (a) expected cash flow for the period from 2010 to 2015; and (b) a discount rate of 10%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based on our analysis, we concluded there was no impairment of goodwill.

We performed our fiscal 2010 annual goodwill impairment test as of June 26, 2010. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2010 annual testing date were: (a) expected cash flow for the period from 2011 to 2016; and (b) a discount rate of 10%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based on our analysis, we concluded there was no impairment of goodwill, as the fair values exceeded the carrying values for goodwill by a significant amount.

As of June 26, 2010, if forecasted cash flows had been 10% lower than estimated, the resulting goodwill impairment, if any, would not have changed. As of June 26, 2010, if the discount rate applied in our analysis had been 100 basis points higher than estimated, the resulting fair value did not indicate potential impairment.

Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

We may need to reevaluate our goodwill impairment analysis in future quarters.

Intangible assets

Indefinite-lived intangible assets consist primarily of acquired trade names and trademarks. Indefinite-lived intangible assets are tested annually for impairment or whenever events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized for an intangible asset with an indefinite useful life if its carrying value exceeds its fair value.

Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, discount rates, weighted average cost of capital, and assumed royalty rates. Future net sales and short-term growth rates are estimated for trade names based on management's forecasted financial results which consider key business drivers such as specific revenue growth initiatives, market share changes and general economic factors such as consumer spending.

During fiscal 2010, we performed an evaluation of the fair value of our indefinite-lived trade names and trademarks. Our expected revenues are based on our fiscal 2011 plan and market growth or decline estimates for fiscal 2011 through fiscal 2016. We also included revenue growth estimates based on current initiatives expected to help us improve performance. We recognized a non-cash $12.0 million impairment charge to our indefinite-lived intangible assets as a result of the continuing challenging economic environment. The estimated fair value of the remaining $27.8 million of indefinite-lived intangible assets exceeded their carrying values. In fiscal 2009, we tested our indefinite-lived intangible assets and no impairment was indicated.

Long-Lived Assets

We review our long-lived assets, including amortizable intangibles and property, plant and equipment, for potential impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from use of the asset are less than its carrying amount. Management determines fair value by estimating future cash flows as a result of forecasting sales and costs. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. In fiscal 2010, factors were present indicating the carrying value of certain amortizable intangible assets may not be recoverable, which prompted us to perform impairment testing on these assets. The carrying values of the assets were determined to be recoverable, and accordingly, no impairment charges were recognized during fiscal 2010. Other factors indicating the carrying value of our amortizable intangible assets may not be recoverable were not present during fiscal 2009, and accordingly, no impairment charges were recognized in fiscal 2009. In fiscal 2008, we recognized a $27.0 million impairment charge in Garden Products related to under-performing assets, including certain trademarks. Should market conditions or the assumptions used by us in determining the fair value of assets change, or management change plans regarding the future usage of certain assets, additional charges to operations may be required in the period in which such conditions occur.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes result primarily from bad debt allowances, inventory and goodwill write-downs, depreciation and nondeductible reserves. We establish a valuation allowance for deferred tax assets when management believes it is more likely than not a deferred tax asset will not be realized. As of fiscal 2010 and 2009, we had valuation allowances related to various state net deferred tax assets of $7.0 million and $6.8 million, respectively. United States income taxes have not been provided on undistributed earnings (approximately $1.4 million at September 25, 2010) of our foreign subsidiary since all such earnings are considered indefinitely reinvested overseas. The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is approximately $0.1 million.

Accruals for Self-Insurance

We maintain insurance for certain risks, including workers' compensation, general liability and vehicle liability, and are self-insured for employee related health care benefits. Our workers' compensation, general liability and vehicle liability insurance policies include deductibles of $250,000 to $350,000 per occurrence, with a separate deductible of $50,000 for physical damage. We maintain excess loss insurance that covers any health care claims in excess of $700,000 per person per year. We maintain a self-insurance reserve for losses, determined with assistance from a third-party actuary, based on claims filed and actuarial estimates of the ultimate loss amount inherent in the claims, including losses for claims incurred but not reported. Any actuarial projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insurance liabilities. However, any differences in estimates and assumptions could result in accrual requirements materially different from the calculated accruals.

Acquisitions

In connection with businesses we acquire, management must determine the fair values of assets acquired and liabilities assumed. Considerable judgment and estimates are required to determine such amounts, particularly as they relate to identifiable intangible assets, and the applicable useful lives related thereto. Under different assumptions, the resulting valuations could be materially different, which could materially impact the operating results we report.

Commitments and Contingencies

We are a party to certain legal proceedings considered routine to normal operations. In the opinion of management, the ultimate resolution of all such matters will not have a material adverse effect on operating results, financial condition or cash flows in the future.

Our contractual commitments are presented in Liquidity and Capital Resources.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks, which include changes in U.S. interest rates and commodity prices and, to a lesser extent, foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk. The interest payable on our revolving credit facility is based on variable interest rates and therefore affected by changes in market interest rates. We have no variable rate debt outstanding as of September 25, 2010. If interest rates on our variable rate debt had changed by 10% compared to actual rates, interest expense would have increased or decreased by approximately $0.3 million in fiscal 2010. In addition, we have investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates.

Commodity Prices. We are exposed to fluctuations in market prices for grains, grass seed and pet food ingredients. To mitigate risk associated with increases in market prices and commodity availability, we enter into contracts for purchases, primarily to ensure commodity availability to us in the future. As of September 25, 2010, we had entered into fixed purchase commitments for commodities totaling approximately $157.6 million. A 10% change in the market price for these commodities would have resulted in an additional pretax gain or loss of $15.8 million related to the contracts outstanding as of September 25, 2010.

Foreign Currency Risks. Our market risk associated with foreign currency rates is not considered to be material. To date, we have had minimal sales outside of the United States. Purchases made by our U.S. subsidiaries from foreign vendors are primarily made in U.S. dollars. Our international subsidiary transacts most of its business in British pounds. Therefore, we have only minimal exposure to foreign currency exchange risk. We do not hedge against foreign currency risks and believe that foreign currency exchange risk is immaterial to our current business.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Central Garden & Pet Company

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Central Garden & Pet Company's management, under the supervision of Central's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act). Management evaluated the effectiveness of Central's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

Based on evaluation of the criteria set forth by COSO in *Internal Control – Integrated Framework,* management concluded that our internal control over financial reporting was effective as of September 25, 2010.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued a report on our internal control over financial reporting, which appears on page 46 of this Form 10-K.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become ineffective because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Central Garden & Pet Company:

We have audited the accompanying consolidated balance sheets of Central Garden & Pet Company and subsidiaries (the "Company") as of September 25, 2010 and September 26, 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three fiscal years in the period ended September 25, 2010. We also have audited the Company's internal control over financial reporting as of September 25, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Garden & Pet Company and subsidiaries as of September 25, 2010 and September 26, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 25, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 25, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, on September 27, 2009, the Company adopted "Financial Accounting Standards Board Accounting Standards Codification 810-10-65-1, *Consolidation,*" and retrospectively adjusted all periods presented in the consolidated financial statements.

/s/ Deloitte & Touche LLP

San Francisco, California
November 19, 2010

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED BALANCE SHEETS

	September 25, 2010	September 26, 2009
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 91,460	$ 85,668
Short term investments	15,320	—
Accounts receivable, net	192,422	206,565
Inventories	285,964	284,834
Prepaid expenses, deferred income taxes and other	42,733	44,425
Total current assets	627,899	621,492
Land, buildings, improvements and equipment:		
Land	8,925	8,925
Buildings and improvements	95,664	95,711
Transportation equipment	4,031	3,734
Machinery and warehouse equipment	150,215	142,051
Office furniture and equipment	91,294	87,160
Total.	350,129	337,581
Less accumulated depreciation and amortization	(184,848)	(172,847)
Land, buildings, improvements and equipment – net	165,281	164,734
Goodwill	207,319	207,749
Other intangible assets, net	86,798	103,366
Deferred income taxes and other assets	43,587	53,584
Total.	$1,130,884	$1,150,925
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 112,611	$ 108,836
Accrued expenses	81,418	82,143
Current portion of long-term debt	165	3,270
Total current liabilities	194,194	194,249
Long-term debt	400,106	404,815
Other long-term obligations	4,441	4,526
Commitments and contingencies		
Equity:		
Common stock	163	188
Class A common stock	437	475
Class B stock	16	16
Additional paid-in capital	483,817	531,300
Retained earnings	45,319	12,044
Accumulated other comprehensive income	944	1,062
Total Central Garden & Pet shareholders' equity	530,696	545,085
Noncontrolling interest	1,447	2,250
Total equity	532,143	547,335
Total	$1,130,884	$1,150,925

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	September 25, 2010	September 26, 2009	September 27, 2008
	(in thousands, except per share amounts)		
Net sales	$1,523,648	$1,614,300	$1,705,386
Cost of goods sold and occupancy	1,008,482	1,086,974	1,184,058
Gross profit	515,166	527,326	521,328
Selling, general and administrative expenses	394,092	401,340	415,978
Goodwill and other impairments	12,000	—	429,764
Income (loss) from operations	109,074	125,986	(324,414)
Interest expense	(33,706)	(22,710)	(38,326)
Interest income	119	649	1,053
Other income	419	52	2,116
Income (loss) before income taxes and noncontrolling interest	75,906	103,977	(359,571)
Income taxes (tax benefit)	28,110	36,368	(93,069)
Net income (loss) including noncontrolling interest	47,796	67,609	(266,502)
Net income attributable to noncontrolling interest	1,963	1,661	833
Net income (loss) attributable to Central Garden & Pet Company	$ 45,833	$ 65,948	$ (267,335)
Net income (loss) per share attributable to Central Garden & Pet Company:			
Basic	$ 0.71	$ 0.95	$ (3.76)
Diluted	$ 0.70	$ 0.94	$ (3.76)
Weighted average shares used in the computation of net income (loss) per share:			
Basic	64,272	69,499	71,117
Diluted	65,091	70,264	71,117

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

(dollars in thousands)

	Central Garden & Pet Company											
	Common Stock		Class A Common Stock		Class B Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total	Noncontrolling Interest	Total
	Shares	Amount	Shares	Amount	Shares	Amount						
Balance, September 29, 2007	22,297,985	$221	47,860,603	$478	1,652,262	$16	$553,728	$ 217,335	$ 5,195	$ 776,973	$ 1,834	$ 778,807
Stock-based compensation							5,977			5,977		5,977
Tax benefit from exercise of stock options							68			68		68
Issuance of common stock			606,396	7			1,425			1,432		1,432
Repurchase of common stock	(1,289,601)	(11)					(5,888)			(5,899)		(5,899)
Cumulative effect of adoption of ASC 740, "Income Taxes"								(463)		(463)		(463)
Comprehensive loss												
Net change in foreign currency translation									(1,995)	(1,995)		(1,995)
Net loss								(267,335)		(267,335)	833	(266,502)
Total comprehensive loss										(269,330)	833	(268,497)
Balance, September 27, 2008	21,008,384	210	48,466,999	485	1,652,262	16	555,310	(50,463)	3,200	508,758	2,667	511,425
Stock-based compensation							4,567			4,567		4,567
Tax deficiency on exercise of stock options, net of tax benefit							(664)			(664)		(664)
Restricted share activity	(42,592)	(1)	736,970	7			3,594			3,600		3,600
Issuance of common stock	34,504	1	414,838	4			2,134			2,139		2,139
Repurchase of common stock	(2,223,141)	(22)	(2,085,853)	(21)			(33,641)	(3,441)		(37,125)		(37,125)
Distribution to noncontrolling interest											(2,082)	(2,082)
Other											4	4
Comprehensive income												
Net change in foreign currency translation									(2,138)	(2,138)		(2,138)
Net income								65,948		65,948	1,661	67,609
Total comprehensive income										63,810	1,661	65,471
Balance, September 26, 2009	18,777,155	188	47,532,954	475	1,652,262	16	531,300	12,044	1,062	545,085	2,250	547,335
Stock-based compensation							3,607			3,607		3,607
Tax benefit on exercise of stock options							836			836		836
Restricted share activity	(11,629)		73,240	1			(208)			(207)		(207)
Issuance of common stock	22,903		363,703	4			1,466			1,470		1,470
Repurchase of common stock	(2,529,725)	(25)	(4,273,471)	(43)			(53,184)	(12,558)		(65,810)		(65,810)
Distribution to noncontrolling interest											(2,761)	(2,761)
Other											(5)	(5)
Comprehensive income												
Net change in foreign currency translation									(118)	(118)		(118)
Net income								45,833		45,833	1,963	47,796
Total comprehensive income										45,715	1,963	47,678
Balance, September 25, 2010	16,258,704	$163	43,696,426	$437	1,652,262	$16	$483,817	$ 45,319	$ 944	$ 530,696	$ 1,447	$ 532,143

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	September 25, 2010	September 26, 2009	September 27, 2008
		(in thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 47,796	$ 67,609	$(266,502)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	28,869	29,155	32,517
Stock-based compensation	5,556	10,646	13,422
Excess tax benefits from stock-based awards	(836)	(542)	(68)
Deferred income taxes	17,420	25,713	(109,717)
Reversal of property sale gain	—	4,700	—
Loss on extinguishment of debt	3,633	—	—
(Gain) loss on sale of a business, property and equipment	395	(805)	(6,028)
Goodwill and other impairments	12,000	—	429,764
Proceeds from interest rate swap termination, net of amounts reclassified into earnings	—	1,901	—
Changes in assets and liabilities (excluding businesses acquired):			
Receivables	14,132	50,046	(13,223)
Inventories	(1,227)	62,886	29,832
Prepaid expenses and other assets	3,677	672	8,397
Accounts payable	2,918	(24,517)	(3,980)
Accrued expenses	981	(3,315)	(435)
Other long-term obligations	(85)	(2,511)	1,049
Net cash provided by operating activities	135,229	221,638	115,028
Cash flows from investing activities:			
Additions to property	(24,190)	(16,505)	(22,349)
Businesses acquired, net of cash acquired	(1,756)	(6,549)	(5,010)
Proceeds from business, property and equipment sales	—	2,512	12,053
Investment in short-term and restricted investments	(15,320)	—	(100)
Net cash used in investing activities	(41,266)	(20,542)	(15,406)
Cash flows from financing activities:			
Repayments on revolving line of credit	(10,000)	(551,000)	(804,000)
Borrowings on revolving line of credit	10,000	473,000	718,000
Repayments of long-term debt	(407,924)	(25,001)	(2,611)
Issuance of long-term debt	400,000	—	—
Proceeds from issuance of common stock	1,294	479	1,432
Excess tax benefits from stock-based awards	836	542	68
Repurchase of common stock, including shares surrendered for tax withholding	(66,901)	(37,821)	(5,899)
Redemption of preferred stock	—	—	(750)
Distribution to noncontrolling interest	(2,761)	(2,082)	—
Payment of financing costs	(12,711)	(128)	(175)
Net cash used in financing activities	(88,167)	(142,011)	(93,935)
Effect of exchange rate changes on cash and equivalents	(4)	(346)	187
Net increase in cash and cash equivalents	5,792	58,739	5,874
Cash and cash equivalents at beginning of year	85,668	26,929	21,055
Cash and cash equivalents at end of year	$ 91,460	$ 85,668	$ 26,929
Supplemental information:			
Cash paid for interest	$ 31,572	$ 22,876	$ 39,818
Cash paid for income taxes – net of refunds	10,415	18,168	9,511
Non-cash investing activities:			
Liabilities assumed in connection with acquisitions	—	—	1,505
Capital expenditures incurred but not paid	2,098	1,248	1,126
Note receivable from sale of property	—	—	3,850
Non-cash financing activities:			
Repurchased shares settled but not yet paid	889	—	—
Offset of subordinated notes with escrow	—	12,825	—
Restricted share stock bonus	—	6,222	—

See notes to consolidated financial statements.

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Fiscal Years Ended September 25, 2010,
September 26, 2009 and September 27, 2008**

1. Organization and Significant Accounting Policies

Organization – Central Garden & Pet Company ("Central"), a Delaware corporation, and subsidiaries (the "Company"), is a leading marketer and producer of quality branded products for the pet and lawn and garden supplies markets.

Basis of Consolidation and Presentation – The consolidated financial statements include the accounts of Central and all majority-owned subsidiaries. Noncontrolling interests in consolidated entities are recognized for the share of assets, liabilities and operating results not owned by Central. All intercompany balances and transactions have been eliminated.

Noncontrolling Interest – Noncontrolling interest in the Company's condensed consolidated financial statements represents the 20% interest not owned by the Company in a consolidated subsidiary. Since the Company controls this subsidiary, its financial statements are fully consolidated with those of the Company, and the noncontrolling owner's 20% share of the subsidiary's net assets and results of operations is deducted and reported as noncontrolling interest on the consolidated balance sheets and as net income (loss) attributable to noncontrolling interest in the consolidated statements of operations. Effective September 27, 2009, the Company adopted new accounting guidance, as discussed further below, concerning the treatment of noncontrolling interests in consolidated financial statements. The new guidance changed the accounting and reporting for minority interests, which have been re-characterized as noncontrolling interests. Prior period financial statements and disclosures for existing minority interests have been restated in accordance with the new guidance. As of September 26, 2009, the liability related to noncontrolling interest was $2.3 million, and was included as mezzanine equity on the consolidated balance sheets. For the fiscal years ended September 26, 2009 and September 27, 2008, the net income attributable to noncontrolling interest was $1.7 million and $0.8 million, respectively, and was included as minority interest on the consolidated statements of operations. All other requirements of the new guidance have been applied prospectively. See the Company's consolidated statements of shareholders' equity and comprehensive income for revised presentation required by the adoption of that guidance.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including realization of accounts receivable and inventory and valuation of goodwill. Actual results could differ from those estimates.

Revenue Recognition – Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise. Discounts, volume-based rebate incentives and most cooperative advertising amounts are recorded as a reduction of sales. The Company's current practice on product returns is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been mis-shipped or the product is defective. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment. Sales also include shipping and handling costs billed directly to customers. The amount billed to customers for shipping and handling costs included in net sales for the fiscal years ended September 25, 2010, September 26, 2009 and September 27, 2008 was $1.2 million, $1.1 million and $1.7 million, respectively.

Cost of goods sold and occupancy consists of cost of product, inbound freight charges, purchasing and receiving costs, certain indirect purchasing, merchandise handling and storage costs, internal transfer costs as well as allocations of overhead costs, including depreciation, related to the Company's facilities. Cost of goods sold excludes substantially all shipping and handling and out-bound freight costs to customers, which are included in selling, general and administrative expenses as delivery expenses. The cost of shipping and handling, including internal costs and payments to third parties, included in delivery expenses within selling, general and administrative expenses for the fiscal years ended September 25, 2010, September 26, 2009 and September 27, 2008 was $48.6 million, $51.7 million and $62.7 million, respectively. Amounts billed to customers for shipping and handling costs are included in net sales.

Advertising Costs – The Company expenses the costs of advertising as incurred. Advertising expenses were $35.9 million, $31.4 million and $35.7 million in fiscal 2010, 2009 and 2008, respectively.

401(k) Plans – The Company sponsors several 401(k) plans which cover substantially all employees. The Company's matching contributions expensed under these plans were $1,924,000, $2,040,000 and $1,563,000 for fiscal years 2010, 2009 and 2008, respectively. In fiscal 2010, 2009 and fiscal 2008, the Company's matching contributions made in the Company's Class A common stock resulted in the issuance of approximately 198,000, 300,000 and 190,000 shares, respectively.

Other income consists principally of earnings from equity method investments and foreign exchange gains and losses.

Income taxes are accounted for under the asset and liability method. Deferred income taxes result primarily from bad debt allowances, inventory and goodwill write-downs, amortization and nondeductible reserves. The Company establishes a valuation allowance for deferred tax assets when management believes it is more likely than not a deferred tax asset will not be realized. As of fiscal 2010 and 2009, the Company had valuation allowances related to various state net deferred tax assets of $7.0 million and $6.8 million, respectively. United States income taxes have not been provided on undistributed earnings (approximately $1.4 million at September 25, 2010) of the Company's foreign subsidiary since all such earnings are considered indefinitely reinvested overseas. The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is approximately $0.1 million.

Cash and cash equivalents include all highly liquid debt instruments with a maturity of three months or less at the date of purchase.

Short term investments include investments with original maturities greater than three months and remaining maturities of one year or less.

Inventories, which primarily consist of garden products and pet supplies finished goods, are stated at the lower of FIFO cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory, costs to unload, process and put away shipments received in order to prepare them to be picked for orders, and certain other overhead costs. The amount of such costs capitalized to inventory is computed based on an estimate of costs related to the procurement and processing of inventory to prepare it for sale compared to total product purchases.

Long-Lived Assets – The Company reviews its long-lived assets, including amortizable and indefinite-lived intangible assets and property, plant and equipment, for potential impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable, and annually for indefinite-lived intangible assets. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from the use of the asset are less than its carrying amount. An impairment loss would be recognized for an intangible asset with an indefinite useful life if its carrying value exceeds its fair value. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company has recorded asset impairment charges when the carrying value of an asset was in excess of its fair value. In fiscal 2010, the Company recognized a non-cash $12.0 million impairment charge to its indefinite-lived intangible assets as a result of the continuing challenging economic environment. See Note 8 – Other Intangible Assets.

In the fourth quarter of fiscal 2008, the Company recognized a $27.0 million impairment charge in the Company's Garden Products segment related to under-performing assets. Should market conditions or the assumptions used by the Company in determining the fair value of assets change, or management changes plans regarding the future use of certain assets, additional charges to operations may be required in the period in which such conditions occur.

Land, buildings, improvements and equipment are stated at cost. Depreciation is computed by the straight-line method over thirty years for buildings. Improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or the terms of the related leases. Depreciation on equipment and capitalized software is computed by the straight-line and accelerated methods over the estimated useful lives of 3 to 10 years.

In December 2007, the Company sold a facility for approximately $5.1 million and entered into a leaseback of the property from the purchaser for a period of approximately eight months. The Company is accounting for the leaseback as an operating lease. The Company received cash of $1.3 million and a $3.8 million interest bearing recourse note. The Company recognized a gain of approximately $4.6 million from this sale in the Garden Products segment in fiscal 2008. The note was due in full in January 2009. In January 2009 and through September 25, 2010, the Company extended the terms of the note payable on a month-to-month basis and is continuing to lease the property on a month-to-month basis. Although the Company retains its rights under the terms of the recourse note, it now appears the ultimate repayment may be dependent on the buyer's sale of the facility. Accordingly, in fiscal 2009, the Company revised its accounting to reverse the previously recognized sale and associated gain for accounting purposes.

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. Goodwill is not subject to amortization but must be evaluated for impairment annually. The Company tests for goodwill impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. See Note 7 – Goodwill.

Restricted Assets – In connection with the purchase of an additional 60% of equity interest in Tech Pac LLC. in March 2006, the Company deposited approximately $15.5 million into an account for possible contingent performance-based payments. In fiscal 2009, a net amount of $4.8 million in cash was paid in performance based payments which the Company recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, the Company became the beneficiary of the remaining funds in the escrow, which were comprised primarily of $12.8 million of aggregate principal amount of the Company's senior subordinated notes. Under the requirements of ASC 860, "Transfers and Servicing," the senior subordinated notes contained within the escrow accounts were recorded as a reduction of debt for accounting purposes against our senior subordinated notes balance as of September 26, 2009. The senior subordinated notes held in escrow were retired in March 2010 as part of the Company's tender offer and purchase of its 9.125% senior subordinated notes due February 1, 2013 (the "2013 Notes").

Investments – The Company owns membership interests (from 33% to 49%) in two unconsolidated companies. The Company accounts for its interest in these entities using the equity method. Equity income of $0.6 million in fiscal 2010, $0.1 million in fiscal 2009 and $2.7 million in fiscal 2008 is included in other income in the consolidated statements of operations. The Company's investment in these entities was $6.3 million at September 25, 2010 and $6.4 million at September 26, 2009. During fiscal 2008, the Company determined that the goodwill for one of these investments was impaired as a result of its annual impairment analysis. Accordingly, the Company recorded a non-cash charge of approximately $1.0 million in fiscal 2008. On a combined basis, the assets, liabilities, revenues and expenses of these entities are not significant.

Accruals For Insurance – The Company maintains insurance for certain risks, including workers' compensation, general liability and vehicle liability, and is self-insured for employee related health care benefits. The Company's workers' compensation, general liability and vehicle liability insurance policies include deductibles of $250,000 to $350,000 per occurrence. The Company maintains excess loss insurance that covers any health care claims in excess of $700,000 per person per year. The Company establishes reserves for losses based on its claims experience and actuarial estimates of the ultimate loss amount inherent in the claims, including claims incurred but not yet reported. Costs are recognized in the period the claim is incurred, and the financial statement accruals include an estimate of claims incurred but not yet reported.

Fair Value of Financial Instruments – At September 25, 2010 and September 26, 2009, the carrying amount of cash and cash equivalents, short-term investments, accounts receivable and payable, short term borrowings and accrued liabilities approximates fair value because of the short-term nature of these instruments. The estimated fair value of the Company's senior subordinated notes is based on quoted market prices for these instruments. See Note 3 for further information regarding the fair value of the Company's financial instruments.

Derivative Financial Instruments – The Company reports all derivative financial instruments on the balance sheet at fair value. Changes in fair value are recognized in earnings, or are deferred, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting a change in the underlying exposure.

The Company principally uses a combination of purchase orders and various short and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities. The Company also enters into commodity futures and options contracts to reduce the volatility of price fluctuations of corn, which impacts the cost of raw materials. The Company's primary objective when entering into these derivative contracts is to achieve greater certainty with regard to the future price of commodities purchased for use in its supply chain. These derivative contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into derivative contracts for speculative purposes and does not use leveraged instruments.

The Company does not perform the assessments required to achieve hedge accounting for commodity derivative positions. Accordingly, the changes in the values of these derivatives are recorded currently in its consolidated statements of operations. As of September 25, 2010, the notional amount of these contracts was not significant.

In February 2009, the Company's $75 million pay-floating interest rate swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain was being amortized as an offset to interest expense over the remaining term of the debt. In conjunction with the tender offer and purchase of the Company's 2013 Notes in March 2010, the remaining unamortized gain on the pay-floating interest rate swap was recognized and included as part of the loss on extinguishment of debt included in interest expense on the consolidated statements of operations.

Stock-Based Compensation – Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is expensed ratably over the service period of the award. Total compensation costs recognized under all share-based arrangements in fiscal 2010 was $5.6 million ($3.5 million after tax), fiscal 2009 was $10.6 million ($6.9 million after tax) and in fiscal 2008 was $13.4 million ($8.5 million after tax). See Note 12 for further information.

Total Comprehensive Income – Total comprehensive income consists of two components: net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded directly as an element of shareholders' equity, but are excluded from net income. Other comprehensive income is comprised of currency translation adjustments relating to the Company's foreign subsidiary whose functional currency is not the U.S. dollar. Deferred taxes are not provided on translation gains and losses, because the Company expects earnings of its foreign subsidiary to be permanently reinvested.

Recent Accounting Pronouncements – On September 27, 2009, the Company adopted the sections of ASC 820 "Fair Value Measurements" regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Fair value measurements of non-financial assets and liabilities are used primarily in the impairment analyses of long-lived assets, goodwill and other intangible assets. The applicable sections of ASC 820 were applied prospectively. The adoption of the various sections of ASC 820 on September 27, 2009 did not have a material impact on the Company's consolidated financial statements.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, "Business Combinations." ASC 805 provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. Additionally, this ASC provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 amends the applicable sections of ASC 740, "Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions made prior to September 27, 2009 also fall within the scope of these sections. The adoption of the applicable sections of this ASC may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, "Business Combinations," that address accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. These applicable sections address application issues raised on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. These sections generally apply to assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, "Contingencies," if not acquired or assumed in a business combination. The adoption of these applicable sections may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted ASC 810-10-65-1, "Consolidation." This section requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption did not have an impact on net earnings or equity available to the Company's shareholders, but impacted the presentation format of the Company's consolidated statements of operations and consolidated balance sheets as follows:

- Consolidated net income (loss) was recast to include net income (loss) attributable to both the Company and noncontrolling interests in the condensed consolidated statements of operations.
- Noncontrolling interests were reclassified from mezzanine equity to equity, separate from the Company's shareholders' equity, in the condensed consolidated balance sheets.
- The condensed consolidated statements of cash flows now begin with net income (loss) (including noncontrolling interests) instead of net income (loss) attributable to Central Garden & Pet Company, with net income (loss) from noncontrolling interests no longer a reconciling item in arriving at net cash provided by operating activities.
- Consolidated Statements of Equity and Comprehensive Income have been combined and were recast to include noncontrolling interests.

On September 27, 2009, the Company adopted provisions of ASC 815, "Derivatives and Hedging," which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of the provisions of this ASC did not have a material impact on the Company's consolidated financial statements.

On September 27, 2009, the Company adopted the applicable sections of ASC 275, "Risks and Uncertainties," and ASC 350, "Intangibles – Goodwill and Other," that address the determination of the useful life of intangible assets. These sections address the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of these applicable sections may have an impact on the accounting for intangible assets that are a part of any future acquisitions.

On September 27, 2009, the Company adopted the applicable sections of ASC 260-10, "Earnings Per Share," that address whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. The adoption of these applicable sections did not have a material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value." ASU 2009-05 amends ASC 820, "Fair Value Measurements," by providing additional guidance on determining the fair value of liabilities when a quoted price in an active market for an identical liability is not available. This ASU became effective for the Company on September 27, 2009 and did not have a significant impact on the measurement of its liabilities as of that date; however, the ASU may affect the fair value measurement of liabilities for future acquisitions and divestitures.

In December 2009, the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." This ASU amends the guidance for consolidation of VIEs primarily related to the determination of the primary beneficiary of the VIE. This ASU became effective for the Company on September 26, 2010. The Company does not anticipate the adoption of this standard to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-6, "Improving Disclosures about Fair Value Measurements." This ASU requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring presentation on a gross basis information about purchases, sales, issuances and settlements in Level 3 fair value measurements. The ASU also clarifies existing disclosures regarding level of disaggregation, inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009 and became effective for the Company on December 27, 2009. Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and will be effective for the Company on September 25, 2011.

2. Fair Value Measurements

ASC 820 establishes a single authoritative definition of fair value, a framework for measuring fair value and expands disclosure of fair value measurements. ASC 820 requires financial assets and liabilities to be categorized based on the inputs used to calculate their fair values as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability, which reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company had no significant financial assets or liabilities on the balance sheet that were measured at fair value as of September 25, 2010.

In February 2009, the Company's $75 million pay-floating interest rate swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. Prior to its termination, the swap was measured under Level 2 inputs in the fair value hierarchy. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. In conjunction with the tender offer and purchase of the Company's 9.125% senior subordinated notes in March 2010, the remaining unrecognized gain on the pay-floating interest rate swap was recognized and included as part of the loss on extinguishment of debt included in interest expense on the condensed consolidated statements of operations. See Note 9, Long-Term Debt, for further information.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company measures certain non-financial assets and liabilities, including long-lived assets, goodwill and intangible assets, at fair value on a non-recurring basis. Fair value measurements of non-financial assets and non-financial liabilities are used primarily in the impairment analyses of long-lived assets, goodwill and other intangible assets using a discounted cash flows with Level 3 inputs in the fair value hierarchy. In fiscal 2010, the carrying value of $26.9 million of indefinite-lived intangible assets were written down to their estimated fair value of $14.9 million, resulting in an impairment charge of $12.0 million, which was included in earnings for the period.

3. Financial Instruments

The Company's financial instruments include cash and equivalents, short term investments consisting of a bank certificate of deposit, accounts receivable and payable, short-term borrowings, and accrued liabilities. The carrying amount of these instruments approximates fair value because of their short-term nature.

The estimated fair value of the Company's $400 million 8.25 % senior subordinated notes due 2018 as of September 25, 2010 was $407.5 million, compared to a carrying value of $400.0 million. The estimated fair value is based on quoted market prices for these notes.

4. Acquisitions

Fiscal 2010

The Company made no acquisitions during fiscal 2010. Contingent performance payments of $1.8 million were paid for acquisitions made in prior years, which were recorded as goodwill in fiscal 2010.

Fiscal 2009

The Company made no acquisitions during fiscal 2009. Contingent performance payments of $6.5 million were paid for acquisitions made in prior years, which were recorded as goodwill in fiscal 2009.

Fiscal 2008

In October 2007, the Company acquired the remaining 51% interest in Matson L.L.C. ("Matson") for approximately $5.1 million. The Company previously acquired its 49% interest in Matson in July 2003, and accounted for the investment under the equity method. Matson is engaged primarily in the formulation and manufacture of controls for garden use. The purchase price exceeded the fair value of net tangible and identified intangible assets acquired by approximately $3.8 million, which was recorded as goodwill.

5. Concentration of Credit Risk and Significant Customers and Suppliers

Customer Concentration – Approximately 46% of the Company's net sales for fiscal 2010 and 2009, and 41% for fiscal 2008, were derived from sales to the Company's top five customers. The Company's largest customer accounted for approximately 17% of the Company's net sales in fiscal 2010, 18% of the Company's net sales in fiscal 2009, and 17% in fiscal 2008. The Company's second largest customer accounted for approximately 10% of the Company's net sales in fiscal 2010, 11% of the Company's net sales in fiscal 2009 and approximately 8% in fiscal 2008. The Company's third largest customer accounted for approximately 8%, 7% and 6% of the Company's net sales in each of the fiscal 2010, 2009 and 2008, respectively. The loss of, or significant adverse change in, the relationship between the Company and any of these three customers could have a material adverse effect on the Company's business and financial results. The loss of or reduction in orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or the Company's inability to collect accounts receivable from any major customer could also have a material adverse impact on the Company's business and financial results. As of September 25, 2010 and September 26, 2009 accounts receivable from the Company's top five customers comprised 40% and 44% of the Company's total accounts receivable, including 11% and 13% from the Company's largest customer, respectively.

Supplier Concentration – While the Company purchases products from many different manufacturers and suppliers, approximately 9%, 8% and 6% of the Company's cost of goods sold in fiscal 2010, 2009 and 2008, respectively, were derived from products purchased from the Company's five largest suppliers.

6. Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are summarized below (in thousands):

Description	Balances at Beginning of Period	Charged to Costs and Expenses	Asset Write-Offs, Less Recoveries	Balances at End of Period
Fiscal year ended September 27, 2008	$13,803	$6,381	$(5,003)	$15,181
Fiscal year ended September 26, 2009	15,181	6,730	(3,897)	18,014
Fiscal year ended September 25, 2010	18,014	5,647	(2,097)	21,564

7. Goodwill

Changes in the carrying amount of goodwill for the fiscal years ended September 25, 2010, September 26, 2009 and September 27, 2008 are as follows (in thousands):

	Garden Products Segment	Pet Products Segment	Total
Balance as of September 29, 2007	$ 195,043	$ 403,715	$ 598,758
Additions (reductions)	10,831	(5,630)	5,201
Currency translation	—	(608)	(608)
Impairments (1)	(205,874)	(195,978)	(401,852)
Balance as of September 27, 2008	—	201,499	201,499
Additions	4,799	1,451	6,250
Balance as of September 26, 2009	4,799	202,950	207,749
Additions (reductions)	881	(1,311)	(430)
Balance as of September 25, 2010	$ 5,680	$ 201,639	$ 207,319

(1) Total goodwill impaired during fiscal 2008 was approximately $403 million. Approximately $1 million related to an equity method investment recorded in other assets. (See Note 1 – Organization and Significant Accounting Policies.)

Additions or reductions to goodwill include acquisitions, purchase price adjustments and adjustments of amounts upon finalization of purchase accounting.

The Company tests goodwill for impairment annually (on the first day of the fourth fiscal quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of the Company's four reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company performs an additional step to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly, the Company recognizes such impairment. The Company's goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to the Company's total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of the Company's reporting units is based on the Company's projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The Company bases its fair value estimates on assumptions the Company believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in the Company's market capitalization, the Company concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 29, 2007 were revised to reflect: (a) significant reductions in future expected cash flows for the period from 2008 to 2013 due to the continuing soft economy, weakness in the housing sector and other reasons; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for the Company's increased level of financial risk and the increased risk associated with the Company's future operations. Based on the Company's analysis and the sustained decline in market capitalization, the Company concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to the Company's Garden Products segment and $198 million relating to the Company's Pet Products segment.

The Company performed its annual fiscal 2008 goodwill impairment test as of June 29, 2008. Key assumptions used to determine the fair value of each reporting unit as of the Company's fiscal 2008 annual testing date (June 29, 2008) were: (a) expected cash flow for the period from 2009 to 2014; and (b) a discount rate of 15%, which was based on management's best estimate of the after-tax weighted average cost of capital, adjusted for the increased risk associated with the Company's future operations and credit profile. Based on the Company's analysis, it was concluded there was an impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in the Company's Garden Products segment.

The Company performed its fiscal 2009 annual goodwill impairment test as of June 27, 2009. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2009 annual testing date were: (a) expected cash flow for the period from 2010 to 2015; and (b) a discount rate of 10%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based on the Company's analysis, it concluded there was no impairment of goodwill.

The Company performed its fiscal 2010 annual goodwill impairment test as of June 26, 2010. Key assumptions used to determine the fair value of each reporting unit as of the fiscal 2010 annual testing date were: (a) expected cash flow for the period from 2011 to 2016; and (b) a discount rate of 10%, which was based on management's best estimate of the after-tax weighted average cost of capital. Based on the Company's analysis, it concluded there was no impairment of goodwill.

As of June 26, 2010, if forecasted cash flows had been 10% lower than estimated, the resulting goodwill impairment, if any, would not have changed. As of June 26, 2010, if the discount rate applied in the Company's analysis had been 100 basis points higher than estimated, the resulting goodwill impairment, if any, would not have changed.

Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

The Company will need to assess goodwill for further impairment in the future if indicators are present.

8. Other Intangible Assets

The following table summarizes the components of gross and net acquired intangible assets:

	Gross	Accumulated Amortization	Impairment	Net Carrying Value
		(in millions)		
September 25, 2010				
Marketing-related intangible assets – amortizable	$ 12.3	$ (5.0)	$ —	$ 7.3
Marketing-related intangible assets – nonamortizable	59.6	—	(16.9)	42.7
Total	71.9	(5.0)	(16.9)	50.0
Customer-related intangible assets – amortizable	41.6	(10.8)	—	30.8
Other acquired intangible assets – amortizable	9.2	(3.2)	—	6.0
Other acquired intangible assets – nonamortizable	1.2	—	(1.2)	—
Total	10.4	(3.2)	(1.2)	6.0
Total other intangible assets	$123.9	$(19.0)	$(18.1)	$ 86.8
September 26, 2009				
Marketing-related intangible assets – amortizable	$ 10.5	$ (3.6)	$ —	$ 6.9
Marketing-related intangible assets – nonamortizable	61.4	—	(4.9)	56.5
Total	71.9	(3.6)	(4.9)	63.4
Customer-related intangible assets – amortizable	41.6	(8.7)	—	32.9
Other acquired intangible assets – amortizable	9.2	(2.1)	—	7.1
Other acquired intangible assets – nonamortizable	1.2	—	(1.2)	—
Total	10.4	(2.1)	(1.2)	7.1
Total other intangible assets	$123.9	$(14.4)	$ (6.1)	$103.4

Other intangible assets acquired include contract-based and technology-based intangible assets.

The Company evaluates long-lived assets, including amortizable and indefinite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company evaluates indefinite-lived intangible assets on an annual basis. In fiscal 2010, the Company recognized a non-cash $12.0 million impairment charge to its indefinite-lived intangible assets as a result of the continuing challenging economic environment. The fair value of the remaining $27.8 million of indefinite-lived intangible assets exceed their carrying value at September 25, 2010. In fiscal 2009, the Company tested its indefinite-lived intangible assets and no impairment was indicated. In fiscal 2008, indicators of impairment were identified within the Garden Products segment related to current operating losses in certain operations. Accordingly, the Company recognized a $6.1 million impairment charge related to certain trade names.

In fiscal 2010, factors were present indicating the carrying value of certain amortizable intangible assets may not be recoverable, which prompted the Company to perform impairment testing on these assets. The carrying values of the assets were determined to be recoverable, and accordingly, no impairment charges were recognized during fiscal 2010. Other factors indicating the carrying value of the Company's amortizable intangible assets may not be recoverable were not present during fiscal 2009, and accordingly, no impairment charges were recognized during fiscal 2009.

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 25 years; over weighted average remaining lives of eight years for marketing-related intangibles, 18 years for customer-related intangibles and six years for other acquired intangibles. Amortization expense for intangibles subject to amortization was approximately $4.6 million, $4.0 million and $4.3 million, for fiscal 2010, 2009 and 2008, respectively, and is classified within operating expenses in the condensed consolidated statements of operations. Estimated annual amortization expense related to acquired intangible assets in each of the succeeding five years is estimated to be approximately $4 million per year from fiscal 2011 through fiscal 2015.

9. Long-Term Debt

Long-term debt consists of the following:

	September 25, 2010	September 26, 2009
	(in thousands)	
Senior subordinated notes, interest at 8.25%, payable semi-annually, principal due March 2018	$400,000	—
Senior subordinated notes, interest at 9.125% payable semi-annually	—	137,175
Term loan, interest at LIBOR + 1.50% or the prime rate plus 0.50%, quarterly principal payments of $750,000	—	268,602
Revolving credit facility, interest at Alternate Base Rate ("ABR") plus 1.5% to 2.5% or LIBOR + 2.5% to 3.5%, final maturity June 2015	—	—
Unamortized deferred gain on pay-floating interest rate swap termination, maturing February 2013	—	1,901
Other notes payable	271	407
Total	400,271	408,085
Less current portion	(165)	(3,270)
Long-term portion	$400,106	$404,815

Senior Credit Facility

On June 25, 2010, the Company entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with respect to a five-year senior secured revolving credit facility (the "Credit Facility") in an aggregate principal amount of $275 million. The Company has the option to increase the size of the Credit Facility by an additional $200 million of incremental term loans and/or revolving loans should it exercise its option and one or more lenders are willing to make such increased amounts available to it. There was no outstanding balance at September 25, 2010 under the Credit Facility. There were $0.8 million of letters of credit outstanding. After giving effect to the financial covenants in the Credit Agreement, the remaining potential borrowing capacity at September 25, 2010 was $274.2 million.

Interest on the Credit Facility is based, at the Company's option, on a rate equal to the ABR, which is the greatest of the prime rate, the Federal Funds rate plus ½ of 1% or one month LIBOR plus 1%, plus a margin, which fluctuates from 1.5% to 2.5%, or LIBOR plus a margin, which fluctuates from 2.5% to 3.5% and commitment fees that range from 0.35% to 0.75%, determined quarterly based on consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of September 25, 2010, the applicable interest rate on the Credit Facility related to alternate base rate borrowings was 5.3%, and the applicable interest rate related to LIBOR rate borrowings was 3.3%.

The Credit Facility is guaranteed by the Company's material subsidiaries and is secured by the Company's assets, excluding real property but including substantially all of the capital stock of the Company's subsidiaries. The Credit Agreement contains certain financial and other covenants which require the Company to maintain minimum levels of interest coverage and maximum levels of senior debt to EBITDA and that restrict the Company's ability to repurchase its stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the Credit Facility. Under the terms of the Company's Credit Facility, it may make restricted payments, including cash dividends and stock repurchases, in an aggregate amount initially not to exceed $200 million over the life of the Credit Facility, subject to qualifications and baskets as defined in the Credit Agreement. We must maintain a minimum interest coverage ratio of 2.75 to 1.00 and a maximum senior secured leverage ratio of 2.00 to 1.00. As of September 25, 2010, our interest coverage ratio was 5.71 to 1.00 and our senior secured leverage ratio was 0.01 to 1.00. As of the quarter ended September 25, 2010, the Total Leverage Ratio, as defined in the Credit Agreement, was 2.57 to 1.00. Apart from the covenants limiting restricted payments and capital expenditures, the Credit Facility does not restrict the use of retained earnings or net income. The Company was in compliance with all financial covenants as of September 25, 2010.

The Company incurred approximately $3.1 million of costs in conjunction with this transaction, which included banking fees and legal expenses. These costs are being amortized over the term of the Credit Facility.

Senior Subordinated Notes

On March 8, 2010, the Company issued $400 million aggregate principal amount of 8.25% senior subordinated notes due March 1, 2018 (the "2018 Notes"). The Company used the proceeds together with available cash to purchase its outstanding $150 million aggregate principal amount of 9.125% senior subordinated notes due February 1, 2013 (the "2013 Notes"), including accrued interest, to repay the $267.1 million outstanding under its senior term loan maturing February 2012 and pay fees and expenses related to the offering. The Company received tenders and consents from the holders of $135.3 million of its 2013 Notes, including $12.8 million held in escrow for the benefit of the Company, which was previously recorded as a reduction of debt for accounting purposes against the Company's 2013 Notes. The remaining $14.7 million of 2013 Notes were redeemed in April 2010.

The Company incurred approximately $9.5 million of debt issuance costs in conjunction with these transactions, which included underwriter fees and legal, accounting and rating agency expenses. The debt issuance costs are being amortized over the term of the 2018 Notes.

As a result of this debt refinancing, the Company incurred a pre-tax loss of $3.2 million, comprised of the unamortized deferred financing costs related to the 2013 Notes and the retired term loan, the tender call premium, consent fees and the unamortized gain on the swap termination related to the 2013 Notes. The amount is included in interest expense in the consolidated statements of operations.

The 2018 Notes require semiannual interest payments, which commenced on September 1, 2010. The 2018 Notes are unsecured senior subordinated obligations and are subordinated to all of the Company's existing and future senior debt, including the Company's Credit Facility. The obligations under the 2018 Notes are fully and unconditionally guaranteed on a senior subordinated basis by each of the Company's existing and future domestic restricted subsidiaries with certain exceptions. The guarantees are general unsecured senior subordinated obligations of the guarantors and are subordinated to all existing and future senior debt of the guarantors.

The Company may redeem some or all of the 2018 Notes at any time prior to March 1, 2014 at the principal amount plus a "make whole" premium. The Company may redeem some or all of the 2018 Notes at any time on or after March 1, 2014 for 104.125%, after March 1, 2015 for 102.063% and after March 1, 2016 for 100%, plus accrued and unpaid interest. Additionally, at any time prior to March 1, 2013, the Company may redeem up to 35% of the 2018 Notes with any proceeds the Company receives from certain equity offerings at a redemption price of 108.25% of the principal amount, plus accrued and unpaid interest. The holders of the 2018 Notes have the right to require the Company to repurchase all or a portion of the 2018 Notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest through the repurchase date upon the occurrence of a change of control.

The 2018 Notes contain customary high yield covenants, including covenants limiting debt incurrence and restricted payments, subject to certain baskets and exceptions.

The scheduled principal repayments on long-term debt as of September 25, 2010 are as follows:

	(in thousands)
Fiscal year:	
2011	$ 165
2012	56
2013	35
2014	15
2015	—
Thereafter	400,000
Total	$400,271

10. Commitments and Contingencies

Commitments

Purchase commitments – Production and purchase agreements (primarily for grass seed and grains) entered into in the ordinary course of business obligate the Company to make future purchases based on estimated yields. The terms of these contracts vary and have fixed prices or quantities. At September 25, 2010, estimated annual purchase commitments were $78.0 million for fiscal 2011, $32.1 million for fiscal 2012, $21.0 million for fiscal 2013, $13.0 million for fiscal 2014 and $8.7 million for fiscal 2015 and $4.8 million thereafter.

Leases – The Company has operating lease agreements principally for office and warehouse facilities and equipment. Such leases have remaining terms of 1 to 10 years. Rental expense was $26.9 million for fiscal 2010, $29.1 million for fiscal 2009 and $30.2 million for fiscal 2008.

Certain facility leases have renewal options and include escalation clauses. Minimum lease payments include scheduled rent increases pursuant to these escalation provisions.

Aggregate minimum annual payments on non-cancelable operating leases at September 25, 2010 are as follows:

	(in thousands)
Fiscal year:	
2011	$18,435
2012	10,344
2013	7,534
2014	4,635
2015	3,237
Thereafter	1,930
Total	$46,115

Contingencies

The Company may from time to time become involved in certain legal proceedings in the ordinary course of business. Currently, the Company is not a party to any legal proceedings that management believes would have a material adverse effect on the Company's financial position or results of operations.

11. Income Taxes

The provision for income tax expense (benefit) consists of the following:

	Fiscal Year Ended		
	September 25, 2010	September 26, 2009	September 27, 2008
		(in thousands)	
Current:			
Federal	$ 9,293	$ 9,887	$ 13,340
State	1,902	2,082	2,973
Foreign	67	(82)	(176)
Total	11,262	11,887	16,137
Deferred:			
Federal	15,822	21,584	(101,586)
State	1,203	3,157	(7,401)
Foreign	(177)	(260)	(219)
Total	16,848	24,481	(109,206)
Total	$28,110	$36,368	$ (93,069)

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Year Ended		
	September 25, 2010	September 26, 2009	September 27, 2008
Statutory federal income tax rate (benefit)	35.0%	35.0%	(35.0)%
State income taxes, net of federal benefit	3.2	4.4	(1.5)
Permanent differences – goodwill impairment	—	—	10.9
Other permanent differences	(0.9)	(1.0)	(0.1)
Adjustment of prior year accruals	(0.3)	—	(0.1)
Uncertain tax positions	(0.1)	(0.9)	—
Credits	(0.5)	(2.3)	—
Other	0.6	(0.2)	—
Effective income tax rate (benefit)	37.0%	35.0%	(25.8)%

Deferred income taxes reflect the impact of "temporary differences" between asset and liability amounts for financial reporting purposes and such amounts as determined based on existing tax laws. The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	September 25, 2010		September 26, 2009	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in thousands)			
Current:				
Allowance for doubtful accounts	$ 8,000	$ —	$ 6,679	$ —
Inventory write-downs	7,426	—	8,764	—
Prepaid expenses	872	—	886	—
Nondeductible reserves	893	—	1,794	—
State taxes	—	285	—	157
Employee benefits	6,191	—	6,191	—
Other	3,768	—	4,966	—
Total	27,150	285	29,280	157
Noncurrent:				
Depreciation and amortization	9,101	—	24,686	—
Equity income	—	722	—	932
State net operating loss carryforward	4,639	—	4,165	—
Stock based compensation	5,266	—	5,043	—
State credits	2,655	—	2,780	—
Other	2,873	—	3,074	—
Valuation allowance	(6,995)	—	(6,837)	—
Total	17,539	722	32,911	932
Total	$44,689	$1,007	$62,191	$1,089

The Company's state tax net operating losses of $83.4 million expire at various times between 2010 and 2030. In evaluating the Company's ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including past operating results, future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against any deferred tax assets. The Company has determined there will be insufficient future separate state taxable income for the separate parent company to absorb its separate company state deferred tax assets. Therefore, valuation allowances of $7.0 million and $6.8 million (net of federal impact) at September 25, 2010 and September 26, 2009, respectively, have been provided to reduce state deferred tax assets to amounts considered recoverable. The Company also has state income tax credits of $4.1 million. $1.8 million of these credits expire at various times beginning in 2011 through 2028. Credits of $2.3 million do not expire.

As of September 25, 2010, unrecognized income tax benefits totaled approximately $0.5 million and all of the unrecognized tax benefits would, if recognized, impact the Company's effective income tax rate.

The Company classifies uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. The Company recognizes interest and/or penalties related to income tax matters as a component of pretax income. In the prior year, interest and penalties were a component of the income tax provision. The impact of the change in accounting for interest and penalties is immaterial to the consolidated financial statements of the Company. As of September 25, 2010 and September 26, 2009, the total balance of accrued interest and penalties related to uncertain tax positions was $0.1 million.

The following table, which excludes interest and penalties, summarizes the activity related to the Company's unrecognized tax benefits for fiscal years ended September 26, 2009 and September 25, 2010 (in thousands):

Balance as of September 27, 2008	$ 1,358
Increases related to prior year tax positions	806
Increases related to current year tax positions	125
Decreases related to prior year tax positions	(505)
Settlements	(854)
Balance as of September 26, 2009	930
Increases related to prior year tax positions	184
Increases related to current year tax positions	31
Decreases related to prior year tax positions	(125)
Settlements	(535)
Balance as of September 25, 2010	$ 485

The Company is principally subject to taxation by the United States and various states within the United States. The Company's tax filings in major jurisdictions are open to examination by tax authorities by the Internal Revenue Service from 2006 forward and in various state taxing authorities generally from 2005 forward.

Management believes that an adequate provision has been made for possible adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issue addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its income tax provision in the period such resolution occurs. The closure of audits is highly uncertain; therefore, the Company does not believe it is reasonable to estimate an amount of its unrecognized tax benefits which may be settled in the next twelve months. Any potential settlement in the next twelve months is estimated to be immaterial to the Company's consolidated financial statements.

12. Stock-Based Compensation

In February 2003, the Company adopted the 2003 Omnibus Equity Incentive Plan (the "2003 Plan") which provides for the grant of options and restricted stock to key employees, directors and consultants of the Company up to an aggregate of 2.5 million shares of common stock of the Company. The 2003 Plan is administered by the Compensation Committee of the Board of Directors, which is comprised only of independent directors, and which must approve individual awards to be granted, vesting and exercise of share conditions. The 2003 Plan replaced the 1993 Omnibus Equity Incentive Plan (the "1993 Plan") which, through January 2003, provided for the grant of options to key employees and consultants of the Company for the purchase of up to an aggregate of 4.8 million shares of common stock of the Company. Upon adoption of the 2003 plan, the Company terminated the 1993 Plan, subject to the remaining outstanding option grants. In February 2005, the Company's shareholders approved an amendment to the 2003 Plan to increase the number of shares authorized for issuance there under by 3.3 million shares, resulting in a total of 5.8 million shares authorized for issuance under the 2003 Plan.

In connection with a dividend payable in the form of two shares of the Class A Common Stock for each outstanding share of Common Stock and Class B Common Stock on February 5, 2007, the 2003 Plan was amended to include 9,734,982 shares of Class A Common Stock authorized for issuance. In February 2009, the Company's shareholders approved an increase in the number of shares authorized for issuance under the 2003 Plan by an additional 5,000,000 shares of Class A Common Stock and to authorize for issuance 500,000 shares of Preferred Stock. As a result of these amendments, there is a total of 5,800,000 shares of Common Stock, 14,734,982 shares of Class A Common Stock and 500,000 shares of Preferred Stock authorized under the 2003 Plan. If and when the Company issues any shares of Preferred Stock under the 2003 Plan, it will reduce the amount of Class A Common Stock available for future issuance in an amount equal to the number of shares of Class A Common Stock that are issuable upon conversion of such Preferred Stock. As of September 25, 2010, there were 2,188,300 shares of Common Stock, 8,894,221 shares of Class A Common Stock and no shares of Preferred Stock reserved for outstanding equity awards, and there were 2,796,181 shares of Common Stock, 4,713,681 shares of Class A Common Stock and 500,000 shares of Preferred Stock remaining for future awards.

The Company has a Nonemployee Director Stock Option Plan (the "Director Plan") which provides for the grant of options and restricted stock to nonemployee directors of the Company. The Director Plan, as amended in 2001 and 2006, provides for the granting of options equal to $200,000 divided by the fair market value of the Company's common stock on the date of each annual meeting of stockholders and a number of shares of restricted stock equal to $20,000 divided by such fair market value.

Stock Option Awards

The Company recognized share-based compensation expense of $5.6 million, $10.6 million and $13.4 million for the years ended September 25, 2010, September 26, 2009 and September 27, 2008, respectively, as a component of selling, general and administrative expenses. Share-based compensation expense in fiscal 2010, 2009 and 2008 consisted of $2.5 million, $4.0 million and $3.9 million for stock options, and $1.1 million, $4.6 million and $8.7 million for restricted stock awards. Additionally, in fiscal 2010, 2009 and fiscal 2008, share-based compensation expense includes $1.9 million, $2.0 and $0.8 million for the Company's 401(k) matching contributions.

Prior to fiscal 2008, stock options granted were generally exercisable with a 30 month cliff vesting and 42 month expiration, but were also granted with vesting increments of 20%, 25% or 33% per year beginning two, three or four years from the date of grant and expiring one year after the last increment has vested.

In fiscal 2008, the Company began granting performance-based options under its 2003 Plan to key employees and executives whose vesting is contingent upon service and meeting various business unit, segment and company-wide performance goals, including adjusted earnings before taxes and net controllable assets. The options are granted at the then-current market price, except for 3.0 million shares that were granted at prices significantly above the then-current market price. The options contingently vest up to 20% each year over the following 5 years dependent upon the achievement of the target performance measures and have contractual lives of 6 years. Of the options granted in fiscal 2008, approximately 216,000 options scheduled to possibly vest in each of fiscal years 2009 and 2010 were amended and were only subject to service vesting conditions. If any of the options subject to the performance target measurements do not vest on any particular vesting date because the Company, segment and/or business unit performance has not been achieved, such options will vest and become exercisable if at the end of the following fiscal year, the cumulative target for that later fiscal year has been achieved. The fair value of each performance-based option granted was estimated on the date of grant using the same option valuation model used for options granted as service vesting only. We currently estimate the performance-based options are probable of achievement and are recording the related expense over the estimated service period using the accelerated method. In fiscal 2010, approximately 94% of the performance options granted in fiscal 2009 that were eligible to vest in fiscal 2010 had vested. In fiscal 2010, approximately 93%, on a cumulative basis, of the performance options granted in fiscal 2008 that were eligible to vest in fiscal 2009 and fiscal 2010 had vested. To the extent Company goals are not achieved, the amount of stock-based compensation recognized in the future will be adjusted.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatilities are estimated based on the Company's historical volatility. The expected term of options granted is based on analyses of historical employee termination rates and option exercises. The risk-free rates are based on U.S. Treasury yields, for notes with comparable terms as the option grants, in effect at the time of the grant. For purposes of this valuation model, no dividends have been assumed.

The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life from the date of grant, 3.5 years in fiscal 2010, 3.5 years in fiscal 2009, and 4 years in fiscal 2008; stock price volatility, 37.3% in fiscal 2010, 36.7% in fiscal 2009, and 30.5 % in fiscal 2008; risk free interest rates, 2.0% in fiscal 2010, 1.6% in fiscal 2009, and 2.7% in fiscal 2008; and no dividends during the expected term.

The following table summarizes option activity for the period ended September 25, 2010:

	Number of Shares (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at September 26, 2009	10,523	$10.39	4 years	$21,093
Granted	1,687	$ 9.04		
Exercised	(451)	$ 4.99		
Cancelled or expired	(676)	$10.50		
Outstanding at September 25, 2010	11,083	$10.39	4 years	$15,567
Exercisable at September 27, 2008	1,646	$13.33	3 years	$ 136
Exercisable at September 26, 2009	2,302	$11.96	3 years	$ 3,004
Exercisable at September 25, 2010	3,422	$11.67	2 years	$ 3,794
Expected to vest after September 25, 2010	6,892	$ 9.82	4 years	$10,592

The weighted average grant date fair value of options granted during the fiscal years ended September 25, 2010, September 26, 2009, and September 27, 2008 was $2.65, $1.90, and $0.81, respectively. The total intrinsic value of options exercised during the fiscal years ended September 25, 2010, September 26, 2009, and September 27, 2008 was $2.2 million, $1.5 million, and $0.2 million, respectively.

As of September 25, 2010, there was $7.6 million of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a remaining weighted average vesting period of 4 years.

Restricted Stock Awards

As of September 25, 2010 and September 26, 2009, there were 432,140 and 517,850 shares, respectively, of restricted stock awards outstanding. The awards generally vest in 20% or 25% increments, after a two or three year waiting period, over a six or seven year period of employment after the grant date. In fiscal 2009 and fiscal 2008, approximately $6.2 million and $2.5 million of bonus amounts earned in fiscal 2008 and fiscal 2007, respectively, were paid by granting approximately 620,000 and 370,000 of restricted shares that vested immediately.

Restricted stock award activity during the three fiscal years in the period ended September 25, 2010 is summarized as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
	(in thousands)	
Nonvested at September 29, 2007	648	$14.84
Granted	454	$ 4.29
Vested	(479)	$ 6.14
Forfeited	(60)	$13.92
Nonvested at September 27, 2008	563	$13.84
Granted	905	$ 7.06
Vested	(778)	$ 7.36
Forfeited	(172)	$14.87
Nonvested at September 26, 2009	518	$11.39
Granted	180	$ 9.54
Vested	(134)	$10.15
Forfeited	(132)	$11.66
Nonvested at September 25, 2010	432	$10.60

The weighted average grant date fair value of restricted stock awards granted during the fiscal years ended September 25, 2010, September 26, 2009, and September 27, 2008 was $9.54, $7.06, and $4.29, respectively. The aggregate fair value as of the vesting date of restricted shares that vested was $1.3 million, $5.0 million, and $2.1 million for fiscal 2010, 2009, and 2008, respectively.

As of September 25, 2010, there was $3.3 million of unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of two years.

13. Shareholders' Equity

At September 25, 2010, there were 80,000,000 shares of common stock ($0.01 par value) authorized, of which 16,258,704 were outstanding, and 100,000,000 shares of non-voting Class A common stock ($0.01 par value) authorized, of which 43,696,426 were outstanding. The preferences and relative rights of the Class A common stock are identical to common stock in all respects, except that the Class A common stock generally will have no voting rights unless otherwise required by Delaware law.

There are 3,000,000 shares of Class B stock ($0.01 par value) authorized, of which 1,652,262 were outstanding at September 25, 2010 and September 26, 2009. The voting powers, preferences and relative rights of the Class B stock are identical to common stock in all respects except that (i) the holders of common stock are entitled to one vote per share and the holders of Class B stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and (iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer. Each share of Class B stock is convertible into one share of common stock, at the option of the holder. Additional shares of Class B stock may only be issued with majority approval of the holders of the common stock and Class B stock, voting as separate classes.

Under the Company's former stock repurchase program, the Company was authorized to repurchase up to $100 million of its common stock, in part, to minimize the dilutive impact of the Company's stock-based equity compensation programs over time. In July 2010, the Company's Board of Directors authorized a new $100 million share repurchase program. During the fiscal year ended September 25, 2010, the Company repurchased 2.5 million shares of its voting common stock for an aggregate price of approximately $25.0 million and 4.3 million shares of its Class A non-voting common stock for an aggregate price of approximately $40.8 million. In total, as of September 25, 2010, the Company had repurchased approximately 11.1 million shares under the former repurchase program for approximately $100.0 million, and approximately 2.0 million shares for an aggregate price of approximately $19 million under the new share repurchase program.

14. Earnings per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share (EPS) computations:

	Fiscal Year Ended September 25, 2010			Fiscal Year Ended September 26, 2009			Fiscal Year Ended September 27, 2008		
	Net Income	Shares	Per Share	Net Income	Shares	Per Share	Net Loss	Shares	Per Share
	(in thousands, except per share amounts)								
Basic EPS:									
Net income (loss) available to common shareholders	$45,833	64,272	$ 0.71	$65,948	69,499	$ 0.95	$(267,335)	71,117	$(3.76)
Effect of dilutive securities:									
Options to purchase common stock		680	(0.01)		506	(0.01)		—	—
Restricted shares		139	—		259	—		—	—
Diluted EPS:									
Net income (loss) available to common shareholders	$45,833	65,091	$ 0.70	$65,948	70,264	$ 0.94	$(267,335)	71,117	$(3.76)

Options to purchase 11.1 million shares of common stock and Class A common stock at prices ranging from $4.60 to $17.99 per share were outstanding at September 25, 2010. Of these shares, 5.7 million were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares and, therefore, the effect of including these options would be anti-dilutive. Options to purchase 10.5 million shares of common stock and Class A common stock at prices ranging from $4.26 to $17.99 per share were outstanding at September 26, 2009. Of these shares, 6.7 million were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares and, therefore, the effect of including these options would be anti-dilutive. Options to purchase 7.6 million shares of common stock and Class A common stock at prices ranging from $4.26 to $17.99 per share were outstanding at September 27, 2008. The potential effects of stock awards were excluded from the diluted earnings per share calculation for the fiscal year ended September 27, 2008, because their inclusion in a net loss period would be anti-dilutive to the earnings per share calculation.

15. Quarterly Financial Data – Unaudited

	Fiscal 2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share amounts)			
Net sales	$269,236	$441,936	$465,486	$346,990
Gross profit	87,769	161,189	162,774	103,434
Net income (loss) attributable to Central Garden & Pet Company	(2,894)	31,620	25,873	(8,766) (1)
Net income (loss) per share:				
Basic	$ (0.04)	$ 0.49	$ 0.41	$ (0.14)
Diluted	$ (0.04)	$ 0.49	$ 0.40	$ (0.14)
Weighted average common shares outstanding:				
Basic	66,828	63,988	63,810	62,476
Diluted	66,828	64,950	64,606	62,476

	Fiscal 2009			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share amounts)			
Net sales	$292,542	$476,425	$482,162	$363,171
Gross profit	85,481	160,553	165,054	116,238
Net income (loss) attributable to Central Garden & Pet Company	(6,184)	33,020	31,076	8,036
Net income (loss) per share:				
Basic	$ (0.09)	$ 0.48	$ 0.45	$ 0.12
Diluted	$ (0.09)	$ 0.47	$ 0.44	$ 0.12
Weighted average common shares outstanding:				
Basic	70,519	69,122	69,345	68,502
Diluted	70,519	69,872	70,449	69,768

(1) The Company recognized a $12 million impairment charge related to indefinite-lived intangible assets during the fourth quarter of fiscal 2010.

16. Transactions with Related Parties

During fiscal 2010, 2009 and 2008, subsidiaries of the Company purchased approximately $0.9 million, $1.1 million and $1.2 million, respectively, of products from Bio Plus, Inc., a company that produces granular peanut hulls. As of September 25, 2010 and September 26, 2009, the amounts owed to BioPlus, Inc for such purchases were not material. A director of the Company is a minority shareholder and a director of Bio Plus, Inc.

During fiscal 2010, 2009 and 2008, Tech Pac, a subsidiary of the Company, made purchases from Contract Packaging, Inc, ("CPI"), Tech Pac's principal supplier and a minority 20% shareholder. Tech Pac's total purchases from CPI were approximately $25 million, $29 million and $18 million for fiscal years 2010, 2009 and 2008, respectively. Amounts due to CPI as of September 25, 2010 were not material. Amounts due to CPI as of September 26, 2009 were $3.6 million.

17. Business Segment Data

An operating segment is defined as a portion of an enterprise engaged in business activities about which separate financial information is available and evaluated regularly by the chief operating decision-maker in determining how to allocate resources and in assessing performance. The Company's chief operating decision-maker is its Chief Executive Officer. Operating segments are managed separately because each segment represents a strategic business that offers different products or services. The Company's Chief Executive Officer evaluates performance based on profit or loss from operations. The Company's Corporate division is included in the following presentation since certain expenses of this division are not allocated separately to the two operating segments. Segment assets exclude cash equivalents, short-term investments, deferred taxes and goodwill.

Management has determined that the Company has two operating segments which are also reportable segments based on the level at which the Chief Executive Officer reviews the results of operations to make decisions regarding performance assessment and resource allocation. These operating segments are the Pet Products Group and the Garden Products Group. Substantially all of the Company's assets and operations relate to its business in the United States.

The Pet Products Group segment consists of Four Paws Products, TFH Publications, Kaytee, Aquatics, Interpet, Pets International, Breeder's Choice and Life Sciences. These businesses are engaged in the manufacturing, purchase, sale and delivery of internally and externally produced pet supplies, books and food principally to independent pet distributors, national and regional retail chains, grocery stores, mass merchants and bookstores. The Garden Products segment consists of Pennington Seed, Matthews Four Seasons, Grant's, AMBRANDS, Lilly Miller, the Pottery Group, Gulfstream and GKI/Bethlehem Lighting. Products manufactured, designed and sourced, or distributed are products found typically in the lawn and garden sections of mass merchandisers, warehouse-type clubs, home improvement centers and nurseries and include grass seed, bird feed, clay pottery, outdoor wooden planters and trellises, herbicides and insecticides. These products are sold directly to national and regional retail chains, independent garden distributors, grocery stores, nurseries and garden supply retailers.

The Corporate division includes expenses associated with corporate functions and projects, certain employee benefits, goodwill, interest income, interest expense and intersegment eliminations.

The following table indicates each class of similar products which represented more than 10% of the Company's consolidated net sales in the fiscal years presented (in millions).

Category	2010	2009	2008
Pet supplies (excluding bird feed)	$ 766.5	$ 756.8	$ 819.2
Garden chemicals and control products	255.5	270.5	247.6
Other garden supplies	196.0	211.8	232.6
Bird feed	168.9	200.7	199.7
Grass seed	136.7	174.5	206.3
Total	$1,523.6	$1,614.3	$1,705.4

The Company's largest customer represented approximately 17%, 18% and 17% of the total company net sales in fiscal 2010, 2009 and fiscal 2008, respectively, and represented approximately 31% of Garden Products' net sales in fiscal 2010, 32% in fiscal 2009 and 30% in fiscal 2008. Sales to the Company's third largest customer represented approximately 18% of Garden Products' net sales in fiscal 2010, 14% in fiscal 2009 and 12% in fiscal 2008. Sales to the Company's second largest customer represented approximately 10% of total company net sales in fiscal 2010, and represented approximately 22% of Garden Products' net sales in fiscal 2010 and fiscal 2009, and 18% in fiscal 2008. The Pet Products' largest customer represented approximately 11% of Pet Products' net sales in fiscal 2010 and approximately 10% in fiscal 2009 and fiscal 2008.

Financial information relating to the Company's business segments for each of the three most recent fiscal years is presented in the table below.

	Fiscal Year Ended		
	September 25, 2010	September 26, 2009	September 27, 2008
		(in thousands)	
Net sales:			
Pet Products	$ 840,576	$ 833,178	$ 897,826
Garden Products	683,072	781,122	807,560
Total	$1,523,648	$1,614,300	$1,705,386
Income (loss) from operations:			
Pet Products	$ 97,893(3)	$ 102,156	$ (88,201) (1)
Garden Products	52,995	68,927	(198,210) (2)
Corporate	(41,814)	(45,097)	(38,003)
Total	109,074	125,986	(324,414)
Interest expense	(33,706)	(22,710)	(38,326)
Interest income	119	649	1,053
Other income	419	52	2,116
Income (loss) before income taxes and noncontrolling interest	75,906	103,977	(359,571)
Income taxes (tax benefit)	28,110	36,368	(93,069)
Net income (loss) including noncontrolling interest	47,796	67,609	(266,502)
Net income attributable to noncontrolling interest	1,963	1,661	833
Net income (loss) attributable to Central Garden & Pet Company	$ 45,833	$ 65,948	$ (267,335)
Assets:			
Pet Products	$ 385,894	$ 394,150	$ 472,415
Garden Products	323,387	348,825	409,646
Corporate and eliminations	421,603	407,950	377,257
Total	$1,130,884	$1,150,925	$1,259,318
Depreciation and amortization:			
Pet Products	$ 15,422	$ 15,844	$ 17,278
Garden Products	6,107	6,571	8,739
Corporate	7,340	6,740	6,500
Total	$ 28,869	$ 29,155	$ 32,517
Expenditures for long-lived assets:			
Pet Products	$ 8,216	$ 7,148	$ 6,890
Garden Products	2,984	3,154	4,473
Corporate	12,990	6,203	10,986
Total	$ 24,190	$ 16,505	$ 22,349

Noncontrolling interest is associated with Garden Products.

(1) Includes goodwill impairment of $195,978.

(2) Includes goodwill and long-lived asset impairment of $233,786.

(3) Includes indefinite-lived intangible asset impairment of $12,000.

18. Consolidating Condensed Financial Information of Guarantor Subsidiaries

Certain 100% owned subsidiaries of the Company (as listed below, collectively the "Guarantor Subsidiaries") have guaranteed fully and unconditionally, on a joint and several basis, the obligation to pay principal and interest on the Company's $400 million 8.25% Senior Subordinated Notes issued on March 8, 2010 (the "Notes"). Certain subsidiaries and operating divisions are not guarantors of the Notes and have been included in the financial results of the Parent in the information below. These Non-Guarantor entities are not material to the Parent. Those subsidiaries that are guarantors and co-obligors of the Notes are as follows:

Farnam Companies, Inc.
Four Paws Products Ltd.
Grant Laboratories, Inc.
Gulfstream Home & Garden, Inc.
Interpet USA, LLC
Kaytee Products, Inc.
Matthews Redwood & Nursery Supply, Inc.
Matson, LLC
New England Pottery, LLC
Pennington Seed, Inc. (including Pennington Seed, Inc. of Nebraska, Gro Tec, Inc., Seeds West, Inc., All-Glass Aquarium Co., Inc. and Cedar Works, LLC.)
Pets International, Ltd.
T.F.H. Publications, Inc.
Wellmark International (including B2E Corporation and B2E Biotech LLC)

In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the Company has included the accompanying consolidating condensed financial statements based on the Company's understanding of the Securities and Exchange Commission's interpretation and application of Rule 3-10 of the Securities and Exchange Commission's Regulation S-X.

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Fiscal Year Ended September 25, 2010
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$504,962	$1,143,765	$(125,079)	$1,523,648
Cost of goods sold and occupancy	367,555	766,006	(125,079)	1,008,482
Gross profit	137,407	377,759	—	515,166
Selling, general and administrative expenses	129,904	264,188	—	394,092
Goodwill and other impairments	—	12,000	—	12,000
Income from operations	7,503	101,571	—	109,074
Interest – net	(33,898)	311	—	(33,587)
Other income (expense)	(7,432)	7,851	—	419
Income (loss) before income taxes and noncontrolling interest	(33,827)	109,733	—	75,906
Income taxes (tax benefit)	(12,387)	40,497	—	28,110
Net income (loss) including noncontrolling interest	(21,440)	69,236		47,796
Net income attributable to noncontrolling interest	1,963	—	—	1,963
Net income (loss) attributable to Central Garden & Pet Company before equity in undistributed income of guarantor subsidiaries	(23,403)	69,236	—	45,833
Equity in undistributed income of guarantor subsidiaries	69,236	—	(69,236)	—
Net income attributable to Central Garden & Pet Company	$ 45,833	$ 69,236	$ (69,236)	$ 45,833

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Fiscal Year Ended September 26, 2009
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$489,717	$1,264,278	$(139,695)	$1,614,300
Cost of goods sold and occupancy	358,153	868,516	(139,695)	1,086,974
Gross profit	131,564	395,762	—	527,326
Selling, general and administrative expenses	122,654	278,686	—	401,340
Income from operations	8,910	117,076	—	125,986
Interest – net	(22,370)	309	—	(22,061)
Other income (expense)	(6,642)	6,694	—	52
Income (loss) before income taxes and noncontrolling interest	(20,102)	124,079	—	103,977
Income taxes (tax benefit)	(7,711)	44,079	—	36,368
Net income (loss) including noncontrolling interest	(12,391)	80,000		67,609
Net income attributable to noncontrolling interest	1,661	—	—	1,661
Net income (loss) attributable to Central Garden & Pet Company before equity in undistributed income of guarantor subsidiaries	(14,052)	80,000	—	65,948
Equity in undistributed income of guarantor subsidiaries	80,000	—	(80,000)	—
Net income attributable to Central Garden & Pet Company	$ 65,948	$ 80,000	$ (80,000)	$ 65,948

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Fiscal Year Ended September 27, 2008
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 481,684	$1,331,918	$(108,216)	$1,705,386
Cost of goods sold and occupancy	355,855	936,419	(108,216)	1,184,058
Gross profit	125,829	395,499	—	521,328
Selling, general and administrative expenses	123,622	292,356	—	415,978
Goodwill and other impairments	91,481	338,283	—	429,764
Loss from operations	(89,274)	(235,140)	—	(324,414)
Interest – net	(36,918)	(355)	—	(37,273)
Other income (expense)	(2,281)	4,397	—	2,116
Loss before income taxes and noncontrolling interest	(128,473)	(231,098)	—	(359,571)
Income taxes (tax benefit)	(33,225)	(59,844)	—	(93,069)
Net loss including noncontrolling interest	(95,248)	(171,254)		(266,502)
Net income attributable to noncontrolling interest	833	—	—	833
Net loss attributable to Central Garden & Pet Company before equity in undistributed income of guarantor subsidiaries	(96,081)	(171,254)	—	(267,335)
Equity in undistributed income (loss) of guarantor subsidiaries	(171,254)	—	171,254	—
Net loss	$(267,335)	$ (171,254)	$ 171,254	$ (267,335)

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED BALANCE SHEET
September 25, 2010
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$ 90,265	$ 1,195	$ —	$ 91,460
Short term investments	15,320	—	—	15,320
Accounts receivable, net	47,001	150,838	(5,417)	192,422
Inventories	84,129	201,835	—	285,964
Prepaid expenses and other assets	23,447	19,286	—	42,733
Total current assets	260,162	373,154	(5,417)	627,899
Land, buildings, improvements and equipment, net	63,303	101,978	—	165,281
Goodwill	—	207,319	—	207,319
Investment in guarantors	633,908	—	(633,908)	—
Other assets	47,327	83,058	—	130,385
Total	$1,004,700	$765,509	$(639,325)	$1,130,884
LIABILITIES AND EQUITY				
Accounts payable	$ 35,218	$ 82,810	$ (5,417)	$ 112,611
Accrued expenses and other liabilities	34,692	46,891	—	81,583
Total current liabilities	69,910	129,701	(5,417)	194,194
Long-term debt	400,026	80	—	400,106
Other long-term obligations	2,621	1,820	—	4,441
Shareholders' equity attributable to Central Garden & Pet Company	530,696	633,908	(633,908)	530,696
Noncontrolling interest	1,447	—	—	1,447
Total equity	532,143	633,908	(633,908)	532,143
Total	$1,004,700	$765,509	$(639,325)	$1,130,884

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED BALANCE SHEET
September 26, 2009
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$ 82,958	$ 2,710	$ —	$ 85,668
Accounts receivable, net	43,759	169,554	(6,748)	206,565
Inventories	80,512	204,322	—	284,834
Prepaid expenses and other assets	26,341	18,084	—	44,425
Total current assets	233,570	394,670	(6,748)	621,492
Land, buildings, improvements and equipment, net	55,644	109,090	—	164,734
Goodwill	—	207,749	—	207,749
Investment in guarantors	692,723	—	(692,723)	—
Other assets	49,266	107,684	—	156,950
Total	$1,031,203	$819,193	$(699,471)	$1,150,925
LIABILITIES AND EQUITY				
Accounts payable	$ 38,675	$ 76,909	$ (6,748)	$ 108,836
Accrued expenses and other liabilities	38,343	47,070	—	85,413
Total current liabilities	77,018	123,979	(6,748)	194,249
Long-term debt	404,687	128	—	404,815
Other long-term obligations	2,163	2,363	—	4,526
Shareholders' equity attributable to Central Garden & Pet	545,085	692,723	(692,723)	545,085
Noncontrolling interest	2,250	—	—	2,250
Total equity	547,335	692,723	(692,723)	547,335
Total	$1,031,203	$819,193	$(699,471)	$1,150,925

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Fiscal Year Ended September 25, 2010
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 69,266	$ 135,199	$(69,236)	$ 135,229
Additions to property	(17,492)	(6,698)	—	(24,190)
Businesses acquired, net of cash acquired	—	(1,756)	—	(1,756)
Investment in short term investments	(15,320)	—	—	(15,320)
Investment in guarantor	58,815	(128,051)	69,236	—
Net cash provided (used) by investing activities	26,003	(136,505)	69,236	(41,266)
Repayments on revolving line of credit	(10,000)	—	—	(10,000)
Borrowings on revolving line of credit	10,000	—	—	10,000
Repayments of long-term debt	(407,675)	(249)	—	(407,924)
Proceeds from issuance of long-term debt	400,000	—	—	400,000
Proceeds from issuance of common stock	1,294	—	—	1,294
Excess tax benefits from stock-based awards	836	—	—	836
Repurchase of common stock	(66,901)	—	—	(66,901)
Payment of financing costs	(12,711)	—	—	(12,711)
Distribution to noncontrolling interest	(2,761)	—	—	(2,761)
Net cash used in financing activities	(87,918)	(249)	—	(88,167)
Effect of exchange rates on cash	(44)	40	—	(4)
Net increase (decrease) in cash and cash equivalents	7,307	(1,515)	—	5,792
Cash and cash equivalents at beginning of year	82,958	2,710	—	85,668
Cash and cash equivalents at end of year	$ 90,265	$ 1,195	$ —	$ 91,460

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Fiscal Year Ended September 26, 2009
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 179,757	$ 121,881	$(80,000)	$ 221,638
Additions to property	(7,882)	(8,623)	—	(16,505)
Businesses acquired, net of cash acquired	—	(6,549)	—	(6,549)
Proceeds from disposals of property	—	2,512	—	2,512
Investment in guarantor	30,007	(110,007)	80,000	—
Net cash provided (used) by investing activities	22,125	(122,667)	80,000	(20,542)
Repayments on revolving line of credit	(551,000)	—	—	(551,000)
Borrowings on revolving line of credit	473,000	—	—	473,000
Repayments of long-term debt	(24,780)	(221)	—	(25,001)
Proceeds from issuance of common stock	479	—	—	479
Excess tax benefits from stock-based awards	542	—	—	542
Repurchase of common stock	(37,821)	—	—	(37,821)
Payment of financing costs	(128)	—	—	(128)
Distribution to noncontrolling interest	(2,082)	—	—	(2,082)
Net cash used in financing activities	(141,790)	(221)	—	(142,011)
Effect of exchange rates on cash	—	(346)	—	(346)
Net increase (decrease) in cash and cash equivalents	60,092	(1,353)	—	58,739
Cash and cash equivalents at beginning of year	22,866	4,063	—	26,929
Cash and cash equivalents at end of year	$ 82,958	$ 2,710	$ —	$ 85,668

CENTRAL GARDEN & PET COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Fiscal Year Ended September 27, 2008
(in thousands)

	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided (used) by operating activities	$(254,189)	$ 197,963	$ 171,254	$ 115,028
Additions to property	(11,642)	(10,707)	—	(22,349)
Proceeds from disposal of Property	—	12,053	—	12,053
Businesses acquired, net of cash acquired	—	(5,010)	—	(5,010)
Restricted investments	(100)	—	—	(100)
Investment in guarantor	368,472	(197,218)	(171,254)	—
Net cash provided (used) by investing activities	356,730	(200,882)	(171,254)	(15,406)
Repayments on revolving line of credit	(804,000)	—	—	(804,000)
Borrowings on revolving line of credit	718,000	—	—	718,000
Repayments of long-term debt	(2,399)	(212)	—	(2,611)
Redemption of preferred stock	(750)	—	—	(750)
Proceeds from issuance of common stock	1,432	—	—	1,432
Excess tax benefits from stock-based awards	68	—	—	68
Repurchase of common stock	(5,899)	—	—	(5,899)
Payment of financing costs	(175)	—	—	(175)
Net cash used in financing activities	(93,723)	(212)	—	(93,935)
Effect of exchange rates on cash	—	187	—	187
Net increase (decrease) in cash and cash equivalents	8,818	(2,944)	—	5,874
Cash and cash equivalents at beginning of year	14,048	7,007	—	21,055
Cash and cash equivalents at end of year	$ 22,866	$ 4,063	$ —	$ 26,929

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) *Evaluation of Disclosure Controls and Procedures.* Our Chief Executive Officer and Chief Financial Officer have reviewed, as of the end of the period covered by this report, the "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) that ensure that information relating to the Company required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in a timely and proper manner and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon this review, such officers concluded that our disclosure controls and procedures were effective as of September 25, 2010.

(b) *Changes in Internal Control Over Financial Reporting.* Central's management, with the participation of Central's Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in Central's internal control over financial reporting occurred during the fourth quarter of fiscal 2010. Based on that evaluation, management concluded that there has been no change in Central's internal control over financial reporting during the fourth quarter of fiscal 2010 that has materially affected, or is reasonably likely to materially affect, Central's internal control over financial reporting.

(c) *Management's Report on Internal Control Over Financial Reporting.* A copy of our management's report and the report of Deloitte & Touche LLP, our independent registered public accounting firm, are included in Item 8 – Financial Statements and Supplementary Data.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

We have adopted a code of ethics that applies to all of our executive officers and directors, a copy of which was filed as Exhibit 14 to our Form 10-K for the fiscal year ended September 24, 2005.

The remaining information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders under the captions "Election of Directors," "Further Information Concerning the Board of Directors – Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance." See also Item 1 – Business above.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders under the captions "Ownership of Management and Principal Stockholders" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders under the captions "Compensation Committee Interlocks and Insider Participation" and "Transactions with the Company."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from Central's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders under the caption "Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements of Central Garden & Pet Company are included in Part II, Item 8:

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

(2) Exhibits:

See attached Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2010

CENTRAL GARDEN & PET COMPANY

By /s/ WILLIAM E. BROWN
William E. Brown
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Capacity	Date
/s/ WILLIAM E. BROWN William E. Brown	Chairman and Chief Executive Officer (Principal Executive Officer)	November 19, 2010
/s/ STUART W. BOOTH Stuart W. Booth	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 19, 2010
/s/ JOHN B. BALOUSEK John B. Balousek	Director	November 19, 2010
/s/ DAVID N. CHICHESTER David N. Chichester	Director	November 19, 2010
/s/ BROOKS M. PENNINGTON, III Brooks M. Pennington, III	Director	November 19, 2010
/s/ ALFRED A. PIERGALLINI Alfred A. Piergallini	Director	November 19, 2010
/s/ JOHN R. RANELLI John R. Ranelli	Director	November 19, 2010

EXHIBIT INDEX

Set forth below is a list of exhibits that are being filed or incorporated by reference into this Form 10-K:

Exhibit Number	Exhibit
3.1	Fourth Amended and Restated Certificate of Incorporation, including the Certificate of Designation – Series A Convertible Preferred Stock and Certificate of Designation – Series B Convertible Preferred Stock (Incorporated by reference from Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended September 30, 2006).
3.2	Amended and Restated By-laws of Central Garden & Pet Company, effective February 10, 2009 (Incorporated by reference from Exhibit 3.2 to the Company's Form 10-Q for the fiscal quarter ended March 28, 2009).
4.1	Specimen Common Stock Certificate (Incorporated by reference from Exhibit 4.1 to Registration Statement No. 33-48070).
4.2	Specimen Class A Common Stock Certificate (Incorporated by reference from Exhibit 1 to the Company's Form 8-A filed January 24, 2007).
4.4	Indenture, dated as of March 8, 2010, by and between the Company and Wells Fargo Bank, National Association, as trustee (Incorporated by reference from Exhibit 4.2 to the Company's Form 8-K filed March 8, 2010).
4.5	First Supplemental Indenture, dated as of March 8, 2010, by and among the Company, the guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the issuance of $400,000,000 aggregate principal amount of the Company's 8.25% Senior Subordinated Notes due 2018. (Incorporated by reference from Exhibit 4.3 to the Company's Form 8-K filed March 8, 2010).
10.1*	Form of Indemnification Agreement between the Company and Executive Officers and Directors (Incorporated by reference from Exhibit 10.18 to Registration Statement No. 33-48070).
10.2	Amended and Restated Credit Agreement dated as of June 25, 2010 among Central Garden & Pet Company, certain of the Company's subsidiaries, JPMorgan Chase Bank, National Association, as Administrative Agent, SunTrust Bank., as Syndication Agent, and certain other lenders (Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed July 1, 2010).
10.3*	1993 Omnibus Equity Incentive Plan, as amended (Incorporated by reference from Exhibits 4.1 to the Company's Registration Statements Nos. 33-7236, 33-89216, 333-1238 and 333-41931).
10.4*	2003 Omnibus Equity Incentive Plan, as amended and restated effective December 10, 2008 (Incorporated by reference from Exhibit 10.4 to the Company's Form 10-Q for the fiscal quarter ended March 28, 2009).
10.4.1*	Form of Nonstatutory Stock Option Agreement for 2003 Omnibus Equity Incentive Plan. (Incorporated by reference from Exhibit 10.5.1 to the Company's Form 10-K for the fiscal year ended September 25, 2004).
10.4.2*	Form of Restricted Stock Agreement for 2003 Omnibus Equity Incentive Plan. (Incorporated by reference from Exhibit 10.5.2 to the Company's Form 10-K for the fiscal year ended September 25, 2004).
10.4.3*	Form of Performance-Based Non-Statutory Stock Option Agreement for 2003 Omnibus Equity Incentive Plan.
10.5.1*	Form of Nonstatutory Stock Option Agreement for Nonemployee Director Equity Incentive Plan (Incorporated by reference from Exhibit 10.6.1 to the Company's Form 10-Q for the fiscal quarter ended December 25, 2004).
10.5.2*	Form of Restricted Stock Agreement for Nonemployee Director Equity Incentive Plan (Incorporated by reference from Exhibit 10.6.2 to the Company's Form 10-Q for the fiscal quarter ended December 25, 2004).

Exhibit Number	Exhibit
10.6*	Employment Agreement dated as of February 27, 1998 between Pennington Seed, Inc. of Delaware and Brooks Pennington III (Incorporated by reference from Exhibit 10.20 to the Company's Form 10-K/A for the fiscal year ended September 26, 1998).
10.6.1*	Modification and Extension of Employment Agreement dated as of February 27, 1998 between Pennington Seed, Inc. of Delaware and Brooks Pennington III, dated as of May 6, 2003 (Incorporated by reference from Exhibit 10.7.1 to the Company's Form 10-Q for the fiscal quarter ended June 28, 2003).
10.6.2*	Modification and Extension of Employment Agreement and Noncompetition Agreement, dated as of April 10, 2006, between the Company and Brooks M. Pennington III (Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 10, 2006).
10.6.3*	Modification and Extension of Employment Agreement and Noncompetition Agreement, dated as of July 1, 2008, between the Company and Brooks M. Pennington III (Incorporated by reference from Exhibit 10.7.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2008).
10.7*	Form of Agreement to Protect Confidential Information, Intellectual Property and Business Relationships (Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 14, 2005).
10.8*	Form of Post-Termination Consulting Agreement (Incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 14, 2005).
10.9*	Employment Agreement between the Company and Glen R. Fleischer dated January 14, 2009 (Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended March 28, 2009).
10.11*	Separation Agreement between the Company and Stuart W. Booth dated April 1, 2009 (Incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed April 7, 2009).
10.12*	Separation Agreement between the Company and Stuart W. Booth dated January 14, 2010 (Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2010).
10.13*	Employment Offer Letter between Jeffrey A. Blade and the Company, dated September 1, 2009 (Incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed September 8, 2009).
12	Statement re Computation of Ratios of Earnings to Fixed Charges.
14	Code of Ethics (Incorporated by reference from Exhibit 14 to the Company's Form 10-K for the fiscal year ended September 24, 2005).
21	List of Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a).
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a).
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350.

* Management contract or compensatory plan or arrangement.

